Exhibit 2.1
EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

ENTERPRISE FINANCIAL SERVICES CORP,

ENTERPRISE BANK & TRUST,

JEFFERSON COUNTY BANCSHARES, INC.,

and

EAGLE BANK AND TRUST COMPANY OF MISSOURI

Dated as of October 10, 2016

Section 7.01	Termination	81
Section 7.02	Termination Fee; Liquidated Damages	83
Section 7.03	Effect of Termination	85

ARTICLE 8.
DEFINITIONS
Section 8.01	Definitions	85

ARTICLE 9.
MISCELLANEOUS
Section 9.01	Survival	98
Section 9.02	Waiver; Amendment	98
Section 9.03	Governing Law; Waiver of Right to Trial by Jury; Process Agent	98
Section 9.04	Expenses	99
Section 9.05	Notices	99
Section 9.06	Entire Understanding; No Third Party Beneficiaries	100
Section 9.07	Severability	100
Section 9.08	Enforcement of the Agreement; Jurisdiction	100
Section 9.09	Interpretation	101
Section 9.10	Assignment	101
Section 9.11	Counterparts	101
Section 9.12	Disclosure Schedules	102

EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Executive Employment Agreement

SCHEDULES

Schedule 1	Company Disclosure Schedule
Schedule 2	Buyer Disclosure Schedule

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is dated as of October 10, 2016, by and among Enterprise Financial Services Corp, a Delaware corporation (“Buyer”), Enterprise Bank & Trust, a Missouri state-chartered trust company with banking powers and a wholly-owned subsidiary of Buyer (“Buyer Bank”), Jefferson County Bancshares, Inc., a Missouri corporation (“Company”), and Eagle Bank and Trust Company of Missouri, a Missouri state-chartered trust company with banking powers and wholly-owned subsidiary of Company (“Company Bank”).
W I T N E S S E T H:
WHEREAS, the respective boards of directors of each of Buyer, Buyer Bank, Company and Company Bank have (i) determined that this Agreement and the business combination and related transactions contemplated hereby are fair to and in the best interests of their respective entities and shareholders; and (ii) determined that this Agreement and the transactions contemplated hereby are consistent with and in furtherance of their respective business strategies;
WHEREAS, in accordance with the terms, and subject to the conditions, of this Agreement, (i) Company will merge with and into Buyer, with Buyer as the surviving entity (the “Merger”), and immediately thereafter (ii) Company Bank will merge with and into Buyer Bank, with Buyer Bank as the surviving entity (the “Bank Merger”);
WHEREAS, for federal income Tax purposes, it is intended that the Merger shall qualify as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended and including the Treasury Regulations promulgated thereunder (the “Code”);
WHEREAS, as a material inducement and as additional consideration to Buyer to enter into this Agreement, each of the directors and certain officers and principal holders of the Company Common Stock have entered into a voting agreement with Buyer dated as of the date hereof, the form of which is attached hereto as Exhibit A, pursuant to which each such Person has agreed, among other things, to vote all shares of Company Stock owned by such Person in favor of the approval of this Agreement and the transactions contemplated hereby, upon the terms and subject to the conditions set forth in this Agreement;
WHEREAS, Buyer is entering into an employment agreement with Michael W. Walsh, Company’s President and Chief Executive Officer, to become effective as of the Closing, in the form attached hereto as Exhibit B;
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the transactions described in this Agreement and to prescribe certain conditions thereto; and
WHEREAS, the parties desire that capitalized terms used herein shall have the definitions ascribed to such terms when they are first used herein or as otherwise specified in Article 8 hereof.
NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:
ARTICLE 1.
THE MERGER

Section 1.01    The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time, Company shall merge with and into Buyer in accordance with the DGCL and the GBCLM. Upon consummation of the Merger, at the Effective Time the separate corporate existence of Company shall cease and Buyer shall survive and continue to exist as a corporation incorporated under the laws of the State of Delaware (Buyer, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).
Section 1.02    Certificate of Incorporation and Bylaws. The Certificate of incorporation and bylaws of the Surviving Entity upon consummation of the Merger at the Effective Time shall be the certificate of incorporation and bylaws of Buyer as in effect immediately prior to the Effective Time.

Section 1.03    Directors and Officers of Surviving Entity.
(a)    Subject to the provisions of Section 1.03(b), the directors and officers of Buyer immediately prior to the Effective Time shall serve as directors and officers of the Surviving Entity.
(b)    Subject to compliance with applicable Law (including, to the extent applicable, the continued listing requirements of NASDAQ), prior to the Effective Time, Buyer shall use commercially reasonable efforts to take all necessary corporate or other action so that upon and after the Effective Time, at the election of Buyer, either (i) the size of the board of directors of Buyer (the “Board of Buyer”) is increased by one member or (ii) one of the then incumbent directors resigns from the Board of Buyer, and in either case one member of the Company Board who is independent with respect to Buyer, selected by mutual agreement of Company and Buyer (the “Company Director”), is elected or appointed to the Board of Buyer to fill the vacancy on the Board of Buyer created by such increase. Buyer, through the Board of Buyer and subject to the Board of Buyer’s fiduciary duties to the shareholders of Buyer, shall take all necessary action to nominate the Company Director for election to the Board of Buyer in the proxy statement relating to the first annual meeting of the shareholders of Buyer following the Closing. Until the Effective Time, the Company shall cause the Company Board to maintain at least one director who is a member of the Company Board on the date of this Agreement and who is independent with respect to Buyer for purposes of the listing requirements of NASDAQ.
Section 1.04    Bank Merger. Immediately following the Effective Time or as promptly as practicable thereafter, Company Bank will be merged with and into Buyer Bank upon the terms and with the effect set forth in the Plan of Bank Merger. The Plan of Bank Merger shall provide that upon consummation of the merger of Company Bank with and into Buyer Bank, at the election of Buyer Bank, either (i) the size of the board of directors of Buyer Bank (the “Board of Buyer Bank”) will be increased by one member or (ii) one of the then incumbent directors will resign from the Board of Buyer Bank, and in either case one member of the Company Board or the Company Bank board, selected by mutual agreement of the Company and Buyer (the “Company Bank Director”), will be elected or appointed to the Board of Buyer Bank to fill the vacancy on the Board of Buyer Bank created by such increase. Buyer Bank, through the Board of Buyer Bank, shall take all necessary action to nominate the Company Bank Director for election to the Board of Buyer Bank at the next annual meeting of the shareholders of Buyer Bank.
Section 1.05    Effective Time; Closing.
(a)    Subject to the terms and conditions of this Agreement, Buyer, Buyer Bank, Company and Company Bank will make all such filings as may be required by applicable Laws to consummate the Merger and the Bank Merger. The Merger shall become effective upon filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware on the Closing Date, in such form as required by, and executed in accordance with, the relevant provisions of the DGCL (the “Effective Time”).
(b)    The Bank Merger shall become effective as set forth in the Plan of Bank Merger providing for the Bank Merger, at the later of immediately following the Effective Time or as promptly as practicable thereafter. Prior to the Effective Time, Buyer shall cause Buyer Bank, and Company shall cause Company Bank, to execute such certificates or articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective immediately following the Effective Time.
(c)    The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at such date and time agreed by Buyer and Company, which such date shall be no later than five (5) Business Days after all of the conditions to the Closing set forth in Article 6 (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof (such date, the “Closing Date”) remotely via the electronic exchange of documentation between the parties (via facsimile, electronic transmission or other similar means for exchanging documentation), or at such other place as the parties may mutually agree.
Section 1.06    Additional Actions. If, at any time after the Effective Time, Buyer shall consider or be advised that any further deeds, documents, assignments or assurances in Law or any other acts are necessary or desirable to carry out the purposes of this Agreement, Company, Company Bank and their respective Subsidiaries shall be deemed to have granted to Buyer and Buyer Bank, and each or any of them, an irrevocable power of attorney to execute and deliver, in such official corporate capacities, all such deeds, assignments or assurances in Law or any other acts as are necessary or desirable to carry out the purposes of this Agreement, and the officers and directors of Buyer and Buyer Bank, as applicable, are authorized in the name of Company, Company Bank and their respective Subsidiaries to take any and all such action.
Section 1.07    Reservation of Right to Revise Structure. At Buyer’s election, without the approval of the Company, the business combination contemplated by this Agreement may alternatively be structured so that (i) Company is merged with and into any other direct or indirect wholly owned subsidiary of Buyer, (ii) any direct or indirect wholly owned subsidiary of Buyer is merged with and into Company, (iii) Company Bank is merged with and into any other direct or indirect wholly owned subsidiary of Buyer Bank, (iv) any direct or indirect wholly owned subsidiary of Buyer Bank is merged with and into Company Bank; provided, however, that no such change shall (i) alter or change the amount of the consideration to be issued to any holder of Company Stock as Merger Consideration, (ii) impede or delay consummation of the Merger (including any Regulatory Approval), (iii) adversely or alter or change the federal income Tax treatment of holders of Company Stock in connection with the Merger from what such treatment would have been absent such change, (iv) require submission to or approval of Company’s shareholders after the plan of merger set forth in this Agreement has been approved by Company’s shareholders, or (v) otherwise adversely affect Company, Company Bank or any shareholder of Company in any material respect. In the event that Buyer elects to make such a change, the parties agree to execute appropriate documents to reflect the change.
ARTICLE 2.
MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 2.01    Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of Buyer, Buyer Bank, Company Bank, Company or any shareholder of Company:
(a)    Each share of Buyer Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.
(b)    Each share of Company Stock owned directly by Buyer, Company or any of their respective Subsidiaries (other than shares in trust accounts, managed accounts and the like for the benefit of customers) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.
(c)    Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than Company Common Stock held in treasury and Dissenting Shares) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive (i) 2.75 shares of Buyer Common Stock (the “Per Share Stock Consideration”) or (ii) $85.39 in cash (the “Per Share Cash Consideration”).
Section 2.02    Stock Options and Other Stock-Based Awards.
(a)    Unless otherwise noted, the provisions of this Section 2.02 pertain to all options and other stock-based awards granted by Company, including but not limited to awards granted under the Company’s Stock Plans, issued and outstanding immediately prior to the Effective Time (collectively, the “Company Stock Awards”).
(b)    Buyer and Company shall take all actions necessary so that, at the Effective Time, all rights with respect to Company Common Stock pursuant to In-the-money Company Stock Awards which are issued, outstanding and unexercised as of immediately prior to the Effective Time, whether or not exercisable, shall cease to represent a right to acquire Company Common Stock and shall be cancelled and converted automatically as of the Effective Time into the right of each holder of Company Stock Award to receive an amount in cash equal to the product of (1) the number of shares of Company Common Stock underlying such holder’s Company Stock Award multiplied by (2) the Per Share Cash Consideration minus the exercise price per share under such Company Stock Award. At the Effective Time, each Out-of-the-money Company Stock Award shall be cancelled and of no further force and effect.
Section 2.03    Aggregate Closing Consideration. For the avoidance of doubt, the aggregate amount of cash paid and the aggregate number of shares of Buyer Common Stock to be issued to holders of Company Common Stock and holders of Company Stock Awards shall not exceed the Closing Cash and the Total Shares of Stock Consideration, respectively, and such aggregate consideration, the “Merger Consideration”.
Section 2.04    Rights as Shareholders; Conversion Alternatives.
(a)    Holders of Company Stock may elect to receive shares of Buyer Common Stock or cash (in either case without interest) in exchange for their shares of Company Stock in accordance with the following procedures, provided that, in the aggregate the Stock Conversion Number, shall be converted into the Per Share Stock Consideration and the remaining outstanding shares of Company Stock shall be converted into Per Share Cash Consideration. Shares of Company Stock as to which a Cash Election has been made are referred to herein as “Cash Election Shares.” Shares of Company Stock as to which a Stock Election has been made (including pursuant to a Mixed Election) are referred to as “Stock Election Shares.” Shares of Company Stock as to which no election has been made (or as to which an Election Form is not returned properly completed) are referred to herein as “Non-Election Shares.” The aggregate number of shares of Company Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.” Any Dissenting Shares shall be deemed to be Cash Election Shares, and the holders thereof shall in no event receive consideration comprised of Buyer Common Stock with respect to such shares.
(b)    An election form and other appropriate and customary transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of such Certificates to the Exchange Agent), in such form as Buyer and Company mutually agree (“Election Form”), shall be mailed not less than 20 Business Days but not more than 40 Business Days prior to the anticipated Effective Time or on such earlier date as Buyer and Company shall mutually agree (the “Mailing Date”) to each holder of record of Company Stock as of 5 Business Days prior to the Mailing Date (the “Election Form Record Date”). Each Election Form shall permit such holder, subject to the allocation and election procedures set forth in this Section 2.04, (i) to elect to receive Per Share Cash Consideration for each of the shares of Company Stock held by such holder (a “Cash Election), (ii) to elect to receive Per Share Stock Consideration for each of such shares (a “Stock Election”), (iii) to elect to receive the Per Share Stock Consideration for a part of such holder’s Company Stock and the Per Share Cash Consideration for the remaining part of such holder’s Company Stock (a “Mixed Election”), or (iv) to indicate that such record holder has no preference as to the receipt of cash or Buyer Common Stock for such shares (a “Non-Election”). A holder of record of shares of Company Stock who holds such shares as nominee, trustee or in another representative capacity (a “Representative”) may submit multiple Election Forms, provided that each such Election Form covers all shares of Company Stock held by such Representative for a particular beneficial owner. Any such shares of Company Stock with respect to which the holder thereof shall not, as of the Election Deadline, have made an election by submission to the Exchange Agent on the effective, properly completed Election Form shall be deemed Non-Election Shares.
(c)    To be effective, a properly completed Election Form shall be submitted to the Exchange Agent on or before 5:00 p.m., Saint Louis, Missouri time, on the 20th day following the Mailing Date (or such other time and date as the parties may mutually agree) (the “Election Deadline”); provided, however, that the Election Deadline may not occur on or after the Closing Date. Company shall provide to the Exchange Agent all information reasonably necessary for it to perform as specified herein. An election shall have been properly made only if the Exchange Agent shall have actually received a properly completed Election Form by the Election Deadline. An Election Form shall be deemed properly completed only if accompanied by one or more Certificate(s) (or customary affidavits and indemnification regarding the loss or destruction of such Certificate(s) or the guaranteed delivery of such Certificate(s)) representing all shares of Company Stock covered by such Election Form, together with duly executed transmittal materials included with the Election Form (the “Letter of Transmittal”). Buyer and the Exchange Agent shall be entitled to rely upon the stock transfer books of Company to establish the identity of the holders of Company Common Stock, which books shall be conclusive with respect thereto. If a Company’s shareholder either (i) does not submit a properly completed Election Form in a timely fashion or (ii) revokes its Election Form prior to the Election Deadline, the shares of Company Stock held by such shareholder shall be designated as Non-Election Shares. Any Election Form may be revoked or changed by the Person submitting such Election Form to the Exchange Agent by written notice to the Exchange Agent only if such notice of revocation or change is actually received by the Exchange Agent at or prior to the Election Deadline. Buyer shall cause the Certificate or Certificates relating to any revoked Election Form to be promptly returned without charge to the Person submitting the Election Form to the Exchange Agent. Subject to the terms of this Agreement and of the Election Form, the Exchange Agent shall have discretion to determine when any election, modification or revocation is received and whether any such election, modification or revocation has been properly made.
(d)    If the Stock Election Number exceeds the Stock Conversion Number, then each Cash Election Share and each Non-Election Share shall be converted into the right to receive the Closing Per Share Cash Consideration, and, subject to Section 2.01 hereof, each holder of Stock Election Shares will be entitled to receive Per Share Stock Consideration only with respect to that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Per Share Cash Consideration.
(e)    If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive Buyer Common Stock as consideration and the Non-Election Shares and Cash Election Shares shall be treated in the following manner: (i) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Per Share Cash Consideration and, subject to Section 2.01 hereof, each holder of Non-Election Shares shall receive Per Share Stock Consideration in respect of that number of Non-Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into Per Share Cash Consideration; or (ii) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into Per Share Stock Consideration, and, subject to Section 2.01 hereof, each holder of Cash Election Shares shall receive Per Share Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which (1) the Shortfall Number exceeds (2) the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Per Share Cash Consideration
Section 2.05    Fractional Shares. Notwithstanding any other provision hereof, no fractional shares of Buyer Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, Buyer shall pay or cause to be paid to each non-dissenting holder of a fractional share of Buyer Common Stock, rounded to the nearest one hundredth of a share, an amount of cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest in Buyer Common Stock to which such holder would otherwise be entitled by the Average VWAP of the Buyer Common Stock as of the Closing Date.
Section 2.06    Plan of Reorganization. It is intended that the Merger shall constitute a reorganization within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute a “plan of reorganization” as that term is used in Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing, each party hereto shall use commercially reasonable efforts to cause the Merger to qualify as a reorganization under Section 368(a) of the Code.
Section 2.07    Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, shares of Company Stock issued and outstanding immediately prior to the Effective Time and held by a shareholder who has not voted in favor of the Merger or consented thereto in writing and who has complied with applicable provisions of the GBCLM (“Dissenting Shares”) shall not be converted into a right to receive the Merger Consideration, unless such shareholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal. From and after the Effective Time, a shareholder who has properly exercised such appraisal rights shall not have any rights of a shareholder of Company or the Surviving Entity with respect to shares of Company Stock, except those provided under applicable provisions of the GBCLM (any shareholder duly making such demand being hereinafter called a “Dissenting Shareholder”). A Dissenting Shareholder shall be entitled to receive payment of the appraised value of each share of Company Stock in accordance with the applicable provisions of the GBCLM, unless, after the Effective Time, such shareholder fails to perfect or withdraws or loses the right to appraisal, in which case such shares of Company Stock shall be converted into and represent only the right to receive the Merger Consideration for such shares, without interest thereon, upon surrender of the shareholder’s Certificates pursuant to Section 2.01. Buyer shall have the right to participate in all discussions, negotiations and proceedings with respect to any such demands for appraisal. Company shall not, except with the prior written consent of Buyer, voluntarily make, or offer to make, any payment with respect to, or settle or offer to settle, any such demand for appraisal. Company shall not waive any failure to timely deliver a written demand for appraisal or the taking of any other action by such Dissenting Shareholder as may be necessary to perfect appraisal rights under the GBCLM. Any payments made in respect of Dissenting Shares shall be made by Buyer as the Surviving Entity.
Section 2.08    Deposit of Merger Consideration.
(a)    At or before the Effective Time, Buyer shall deposit, or shall cause to be deposited, with the Exchange Agent stock certificates, or at Buyer’s option, evidence of shares in book entry form, representing the number of shares of Buyer Common Stock, and an aggregate amount of cash sufficient to pay the aggregate amount of cash payable pursuant to this Article 2 (including the amount of cash to pay the estimated amount of cash to be paid in lieu of fractional shares of Company Stock), sufficient to deliver the aggregate Merger Consideration payable under the terms hereof in accordance with this Article 2 (collectively, the “Exchange Fund”), and Buyer shall instruct the Exchange Agent to timely pay such consideration in accordance with this Agreement.
(b)    Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for one (1) year after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to Buyer. Any shareholders of Company who have not theretofore complied with this Section 2.08 and Section 2.09(a) shall thereafter look only to Buyer for the Merger Consideration (and any cash in lieu of shares of Buyer Common Stock as set forth in Section 2.05) in accordance with this Article 2 deliverable in respect of each share of Company Stock such shareholder held as of immediately prior to the Effective Time, as determined pursuant to this Agreement, in each case without any interest thereon. If outstanding Certificates for shares of Company Stock are not surrendered or the payment for them is not claimed prior to the date on which such shares of Buyer Common Stock or cash would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by the law of abandoned property and any other applicable Law, become the property of Buyer (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any Person previously entitled to such property. Neither the Exchange Agent nor any party to this Agreement shall be liable to any holder of Company Stock represented by any Certificate for any Merger Consideration (or any dividends or distributions with respect thereto) paid to a public official pursuant to applicable abandoned property, escheat or similar Laws.
Section 2.09    Delivery of Merger Consideration.
(a)    Upon surrender to the Exchange Agent of its Certificate(s) accompanied by a properly completed Letter of Transmittal timely delivered to the Exchange Agent, a non-dissenting holder of Company Stock will be entitled to receive as promptly as practicable following the Effective Time the aggregate Merger Consideration (and any cash in lieu of shares of Buyer Common Stock as set forth in Section 2.05) in accordance with this Article 2 to be issued or paid in respect of the shares of Company Common Stock represented by such holder’s Certificates. The Exchange Agent and Buyer, as the case may be, shall not be obligated to deliver cash and/or shares of Buyer Common Stock to a holder of Company Stock to which such holder would otherwise be entitled as a result of the Merger until such holder surrenders the Certificates representing the shares of Company Common Stock for exchange as provided in this Article 2, or, an appropriate affidavit of loss and indemnity agreement and/or a bond in such amount as may be reasonably required in each case by Buyer or the Exchange Agent.
(b)    In the event of a transfer of ownership of a Certificate for Company Common Stock that is not registered in the stock transfer records of Company, the Merger Consideration (and any cash in lieu of shares of Buyer Common Stock as set forth in Section 2.05) in accordance with this Article 2 shall be issued or paid in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered holder of the Certificate, or establish to the reasonable satisfaction of Buyer that the Tax has been paid or is not applicable, and the Person requesting payment for such Certificate shall have complied with the provisions of the Letter of Transmittal. In the event of a dispute with respect to ownership of any shares of Company Common Stock represented by any Certificate, Buyer and Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Merger Consideration (and any cash in lieu of shares of Buyer Common Stock as set forth in Section 2.05) represented by such Certificate and file legal proceedings interpleading all parties to such dispute, and will thereafter be relieved with respect to any claims thereto.
(c)    All shares of Buyer Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if ever a dividend or other distribution is declared by Buyer in respect of the Buyer Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of Buyer Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the Buyer Common Stock shall be paid to any holder of any unsurrendered Certificate until such Certificate (or affidavit of loss and/or a bond in such amount as may be required in each case by Buyer or the Exchange Agent in lieu of such Certificate) is surrendered for exchange in accordance with this Article 2. Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss and/or a bond in such amount as may be required in each case by Buyer or the Exchange Agent in lieu of such Certificate(s)), there shall be issued and/or paid to the holder of the certificates representing whole shares of Buyer Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Buyer Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Buyer Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.
(d)    Buyer (through the Exchange Agent, if applicable) shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock or holder of Company Stock Awards such amounts as Buyer is required to deduct and withhold under applicable Law. Any amounts so deducted and withheld shall be remitted to the appropriate Governmental Authority and upon such remittance shall be treated for all purposes of this Agreement as having been paid to such holder of Company Common Stock or holder of Company Stock Awards in respect of which such deduction and withholding was made by Buyer or the Exchange Agent, as applicable.
Section 2.10    Anti-Dilution Provisions. In the event that before the Effective Time Buyer changes (or establishes a record date for changing) the number of, or provides for the exchange of, shares of Buyer Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend or distribution, recapitalization, reclassification, exchange or similar transaction with respect to the outstanding Buyer Common Stock, the Merger Consideration will be appropriately and proportionately adjusted to provide the holders of Company Common Stock and Company Stock Awards the same economic effect as contemplated by this Agreement based on the shares of Buyer Common Stock issued and outstanding prior to such event; provided, that for the avoidance of doubt, no such adjustment shall be made with regard to the Buyer Common Stock if (x) Buyer repurchases outstanding shares of Buyer Common Stock, (y) Buyer issues additional shares of Buyer Common Stock and receives consideration for such shares in a bona fide third party transaction, or (z) Buyer issues employee or director stock options, restricted stock awards, grants or similar equity awards or Buyer issues Buyer Common Stock upon exercise or vesting of any such options, grants or awards.
ARTICLE 3.
REPRESENTATIONS AND WARRANTIES OF COMPANY AND COMPANY BANK

Section 3.01    Making of Representations and Warranties.
(a)    On or prior to the date hereof, Company and Company Bank have delivered to Buyer and Buyer Bank a schedule (the “Company Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article 3, or to one or more of

Company’s or Company Bank’s covenants contained in Article 5; provided, however, that nothing in the Company Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or a warranty unless such schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail.
(b)    Except as set forth in the Company Disclosure Schedule (subject to Section 9.12), Company and Company Bank hereby represent and warrant, jointly and severally, to Buyer as follows in this Article 3.
Section 3.02    Organization, Standing and Authority.
(a)    Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Missouri, and is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended, and has not elected to be a treated as a financial holding company under such act. Company has full corporate power and authority to carry on its business as now being conducted and to own, lease and operate the properties and assets now owned and being operated by it. Company is duly licensed, registered or qualified to do business in each jurisdiction in which its ownership or leasing of property and assets or the nature of its business requires such licensing, registration or qualification except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on the Company, and all such licenses, registrations and qualifications are in full force and effect in all material respects.
(b)    Company Bank is a state-chartered trust company with banking powers organized under the banking and trust company Law of the State of Missouri, subject to regulation by the Missouri Division of Finance. Company Bank is duly organized, validly existing and in good standing under the Laws of the State of Missouri. Company Bank has full corporate power and authority to engage in the business and activities as now conducted by it and to own, lease and operate the properties and assets now owned and being operated by it. Company Bank is duly licensed, registered or qualified to do business in Missouri and each other jurisdiction in which its ownership or leasing of property and assets or the nature of its business requires such licensing, registration or qualification except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on the Company Bank, and all such licenses, registrations and qualifications are in full force and effect in all material respects.
(c)    The respective minute books of the Company and each of its Subsidiaries, including but not limited to Company Bank, accurately record in all material respects all corporate actions of their respective shareholders, boards of directors and trustees, including committees of their respective boards of directors, or other governing bodies, in each case in accordance with normal business practice of Company and the Company Subsidiary.
(d)    Company and Company Bank has delivered or otherwise made available to Buyer true, correct and complete copies of the articles of incorporation and bylaws of Company, and the articles of incorporation, bylaws, operating agreements, trust agreements and other applicable charter document of Company Bank and each other Company Subsidiary, each as amended to date and in effect as of the date hereof. None of Company, Company Bank or any of Company’s Subsidiaries is in material violation of any of the terms of its articles of incorporation, bylaws or equivalent organizational documents.
Section 3.03    Capital Stock.
(a)    The authorized capital stock of Company consists solely of (i) 2,000,000 shares of Company Common Stock, of which, as of the date of this Agreement, 1,472,853 shares are issued and outstanding and 9,831 shares are held in treasury, and (ii) 1,220,000 shares of preferred stock, par value $1.00 per share (the “Company Preferred Stock” and together with the Company Common Stock, the “Company Stock”), of which, (A) 610,000 shares are designated as “Series A Preferred Stock”, none of which are issued and outstanding as of the date of this Agreement and (B) 610,000 shares are designated as “Series B Preferred Stock”, none of which are issued and outstanding as of the date of this Agreement. As of the date of this Agreement, no shares of Company Common Stock or Company Preferred Stock were reserved for issuance, except for 108,295 shares of Company Common Stock reserved for issuance pursuant to the Company Stock Plans in connection with currently outstanding Company Stock Awards. The ownership table set forth on Company Disclosure Schedule 3.03(a) sets forth a true, correct and complete list of the security holders of the Company, showing the number of shares of Company Common Stock and any other securities of the Company held by each such security holder, and in the case of options, warrants and other exercisable securities, the exercise price thereof and the number and type of securities issuable thereunder.
(b)    No Subsidiary of the Company owns any shares of capital stock of the Company. The outstanding shares of Company Common Stock are, and all Company Common Stock reserved for issuance as noted above shall be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any Company shareholder. All shares of Company’s capital stock issued and outstanding have been issued in compliance in all material respects with and not in violation of any applicable federal or state securities Laws. The Closing Date Share Certification will accurately set forth the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time.
(c)    Except as set forth in Company Disclosure Schedule 3.03(c)(i), as of the date of this Agreement, there are no outstanding shares of Company’s capital stock of any class, or any options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings, in each case, to which Company or any of its Subsidiaries is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Company or any of Company’s Subsidiaries or obligating Company or any of Company’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Company or any of Company’s Subsidiaries. As of the date of this Agreement, other than as set forth in Company Disclosure Schedule 3.03(c)(ii), there are no obligations, contingent or otherwise, of Company or any of Company’s Subsidiaries to repurchase, redeem or otherwise acquire any shares of Company’s capital stock or capital stock of any of Company’s Subsidiaries or any other securities of Company or any of Company’s Subsidiaries or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such Subsidiary. There are no agreements, arrangements or other understandings with respect to the voting of Company’s capital stock to which Company or any of its Subsidiaries is a party and, to the Knowledge of Company as of the date hereof, no such agreements between any Persons exist. There are no other agreements or arrangements under which Company is obligated to register the sale of any of its securities under the Securities Act. Except as set forth on Company Disclosure Schedule 3.03(c), since June 30, 2016 through the date hereof, the Company has not (A) issued or repurchased any shares of Company Common Stock, or other equity securities of the Company or (B) issued or awarded any Company Stock Awards.
(d)    Company Disclosure Schedule 3.03(d) sets forth a complete and accurate list, as of the date of this Agreement, of (i) the number of shares of Company Common Stock issued under the Company Stock Awards, the number of shares of Company Common Stock subject to outstanding Company Stock Awards and the number of shares of Company Common Stock reserved for future issuance for the Company Stock Awards; (ii) all outstanding Company Stock Awards, indicating with respect to each such award the name of the holder thereof, the number of shares of Company Common Stock subject to such award and, to the extent applicable, the exercise price, the date of grant and the vesting schedule. Company has provided or made available to Buyer complete and accurate copies of the Company Stock Plans and the forms of all award agreements related thereto.
(e)    Company has made available to Buyer a complete and correct copy of the stock ledgers and stock transfer books of Company and each of its Subsidiaries. The stock ledgers and the stock transfer books of Company and each of its Subsidiaries contain complete and accurate records of the ownership of the equity securities of Company and each of its Subsidiaries, subject to any pending transfers of shares of capital stock of each such entity.
Section 3.04    Subsidiaries.
(a)    Company Disclosure Schedule 3.04(a) sets forth a complete and accurate list of all Subsidiaries of Company and Company Bank, including the jurisdiction of organization and all jurisdictions in which such entity is qualified to do business. Except as set forth in Company Disclosure Schedule 3.04(a), (i) Company owns, directly or indirectly, all of the issued and outstanding equity securities of each Company Subsidiary, (ii) no equity securities of any of Company’s Subsidiaries are or may become required to be issued (other than to Company) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Company or a wholly-owned Subsidiary of Company), (iv) there are no contracts, commitments, understandings or arrangements relating to Company’s rights to vote or to dispose of such securities, (v) all of the equity securities of each such Subsidiary are held by Company, directly or indirectly, are duly authorized, validly issued, fully paid and non-assessable, are not subject to preemptive or similar rights, and (vi) all of the equity securities of each Subsidiary that is owned, directly or indirectly, by Company or any Subsidiary thereof, are free and clear of all Liens, other than Permitted Liens and restrictions on transfer under applicable securities Laws.
(b)    Neither Company nor any of its Subsidiaries, owns, beneficially or of record, either directly or indirectly, any stock or equity interest in any depository institution (as defined in 12 U.S.C. § 1813(c)(1)), credit union, savings and loan holding company, bank holding company, insurance company, mortgage or loan broker or any other financial institution, other than Company Bank. Neither Company nor any of Company’s Subsidiaries beneficially owns, directly or indirectly (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted), any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, except as set forth in Company Disclosure Schedule 3.04(b).
(c)    Each of Company’s Subsidiaries (other than Company Bank) has been duly organized and qualified and is in good standing under the Laws of the jurisdiction of its organization and is duly licensed, registered or qualified to do business and is in good standing in the jurisdictions where its ownership or leasing of property and assets or the nature of its business requires such licensing, registration or qualification except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect on the Company, and all such licenses, registrations and qualifications are in full force and effect in all material respects.
Section 3.05    Corporate Authority Relative to this Agreement; No conflict.
(a)    Each of Company and Company Bank has all requisite corporate power and authority to enter into, execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party, and perform its obligations and to consummate the transactions contemplated hereby and thereby, subject to receipt of all necessary approvals of Governmental Authorities, the Regulatory Approvals, the Requisite Company Shareholder Approval and the Company Bank Shareholder Approval.
(b)    Subject only to the receipt of the Requisite Company Shareholder Approval at the Company Meeting, this Agreement and all other agreements and documents contemplated hereby to which it is a party and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of Company and the Company Board on or prior to the date hereof and will be authorized by all necessary organizational action of Company Bank and the Company Bank’s board of directors as soon as reasonably practicable after the date hereof. Subject to its applicable fiduciary obligations, the Company Board has resolved to recommend adoption of this Agreement by Company’s shareholders and has directed that this Agreement be submitted to the Company’s shareholders for approval at a meeting of such shareholders. Except for the receipt of the Requisite Company Shareholder Approval in accordance with the GBCLM and Company’s articles of incorporation and bylaws and the receipt of the Company Bank Shareholder Approval, no other corporate proceedings on the part of the Company, Company Bank or any of the Company’s Subsidiaries (including any vote of any class or series of outstanding capital stock) is necessary to authorize the execution and delivery of this Agreement and all other agreements and documents contemplated hereby to which it is a party, the performance by each of Company and Company Bank of its obligations hereunder or thereunder and the consummation by each of Company and Company Bank of the transactions contemplated hereby or thereby. Each of Company and Company Bank has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Buyer and Buyer Bank, this Agreement constitutes a valid and legally binding obligation of Company and Company Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights generally or by general equity principles or by 12 U.S.C. § 1818(b)(6)(D) (or any successor statute) and other applicable authority of bank regulators).
(c)    None of the execution and delivery of this Agreement by Company or Company Bank, the consummation by Company or Company Bank of the transactions contemplated hereby or compliance by Company or Company Bank with any of the provisions herein will (i) result in a violation or breach of or conflict with the articles of incorporation or bylaws of the Company or the organizational documents of Company Bank and any of Company’s

Subsidiaries, (ii) subject to obtaining the consents and approvals referred to in Section 3.06(a), result in a violation or breach of or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, accelerate the performance required by Company, Company Bank or any of Company’s Subsidiaries under, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets owned or operated by Company or Company Bank under, or result in being declared void, voidable, or without further binding effect under any of the terms, conditions or provisions of, any note, bond, mortgage, indenture, deed of trust, license, contract, lease, agreement or other instrument or obligation of any kind to which the Company, Company Bank or any of Company’s Subsidiaries is a party or by which the Company, Company Bank or any of Company’s Subsidiaries or any of their respective properties or assets may be bound or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 3.06, violate any Law applicable to the Company, Company Bank or any of Company’s Subsidiaries or any of their respective properties or assets, other than any such event which would not have a Material Adverse Effect on the Company or Company Bank.
Section 3.06    Regulatory Approvals; No Defaults.
(a)    Except as would not be material, no consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority are required to be made or obtained by Company or any of its Subsidiaries in connection with the execution, delivery or performance by Company and Company Bank of this Agreement or to consummate the transactions contemplated by this Agreement, except for filings of applications or notices with, and consents, approvals or waivers by the FRB, the FRBank, the Missouri Division of Finance, the FDIC, respectively, and the filing with the SEC of the Proxy Statement-Prospectus and the Registration Statement and declaration of effectiveness of the Registration Statement, compliance with the applicable requirements of the Exchange Act, such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states and the approval of the listing of such Buyer Common Stock on NASDAQ in connection with the issuance of the shares of Buyer Common Stock pursuant to this Agreement. Subject to the receipt of the approvals referred to in the preceding sentence and the Requisite Company Shareholder Approval, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger and the Bank Merger) by Company and Company Bank do not and will not (i) constitute a breach or violation of, or a default under, the articles of incorporation, bylaws or similar governing documents of Company, Company Bank, or any of their respective Subsidiaries, (ii) expect as would not be material, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries, or any of their respective properties or assets, (iii) except as set forth in Company Disclosure Schedule 3.06(a), conflict with, result in a breach or violation of any provision of, or the loss of any benefit under, or a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the creation of any Lien (other than Permitted Liens) under, result in a right of termination or the acceleration of any right or obligation under, any Company Material Contract, or (iv) except as set forth in Company Disclosure Schedules 3.12(c) or 3.30(e), require the consent or approval of any third party or Governmental Authority under any such Law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, deed of trust, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation, with only such exceptions in the case of each of clauses (iii) and (iv), as would not reasonably be expected to have a Material Adverse Effect on Company.
(b)    Except for matters set forth in Company Disclosure Schedules 3.06(b), as of the date hereof, Company has no Knowledge of any reason that (i) the Regulatory Approvals referred to in Section 6.01(b) will not be received from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) any Burdensome Condition would be imposed.
Section 3.07    Financial Statements.
(a)    Prior to the execution of this Agreement, Company has delivered to Buyer true and complete copies of the following financial statements (which are set forth in Company Disclosure Schedule 3.07(a)): (i) Company’s consolidated audited balance sheets as of December 31, 2015, 2014 and 2013 and the related consolidated audited statements of operations, shareholders’ equity and cash flows for the fiscal years then ended (the “Audited Financial

Statements”), together with a true and correct copy of the report on such audited information by Company’s independent accountants, and all letters from such accountants with respect to the results of such audits; (ii) Company’s consolidated unaudited balance sheets as of August 31, 2016 and the related consolidated unaudited statements of operations and shareholders’ equity for the eight-month period then ended (the “Unaudited Financial Statements”); and (iii) Call Reports for Company Bank as of the close of business on December 31, 2015, 2014, and 2013 and June 30, 2016. The Audited Financial Statements and the Unaudited Financial Statements are sometimes hereinafter collectively referred to as the “Financial Statements”. All such Financial Statements were prepared in accordance with GAAP consistently applied and fairly present (subject, in the case of the Unaudited Financial Statements, to normal and recurring year-end adjustments which will not, individually or in the aggregate, be materially adverse and to the absence of footnote disclosures that, if presented, would not differ materially from those included in the most recent Audited Financial Statements) in all material respects its financial condition and results of operations at and as of the respective dates thereof and for the respective periods covered thereby.
(b)    Except as has not been and would not reasonably be expected to be material to Company and its Subsidiaries, taken as a whole, Company has established and maintains (i) disclosure controls and procedures to ensure that material information relating to the Company and its Subsidiaries is made known timely to the management of the Company by others within those entities, and (ii) internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the Exchange Act) designed to provide reasonable assurance (A) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP; (B) that receipts and expenditures of Company and its Subsidiaries are being made only in accordance with the authorization of Company’s management and directors; and (C) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the assets of the Company and its Subsidiaries that would reasonably be likely to have a material effect on Company’s financial statements. Company has disclosed, based on its management’s most recent evaluation prior to the date hereof and to the Company’s Knowledge, to the Company auditors, the audit committee of the Company Board, and Buyer (i) any significant deficiencies in the design or operation of such controls which could adversely affect in any material respect the Company’s ability to record, process, summarize and report financial data and any material weaknesses in internal controls, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. Since January 1, 2016, the Company has not made any material modification to its disclosure controls and procedures or internal control over financial reporting.
(c)    Except as set forth in Company Disclosure Schedule 3.07(c), neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any director, officer, employee, auditor, accountant or representative of Company or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.
Section 3.08    Regulatory Reports. Company and its Subsidiaries have duly filed with the FRB, the FRBank, the FDIC, the Missouri Division of Finance and any other applicable Governmental Authority, in correct form in all material respects, the reports and other documents required to be filed under applicable Laws and regulations and have paid all fees and assessments due and payable in connection therewith, and such reports were, in all material respects, complete and accurate and in compliance with the requirements of applicable Laws and regulations. Other than normal examinations conducted by a Governmental Authority in the Ordinary Course of Business of Company and its Subsidiaries, no Governmental Authority has notified Company or any of its Subsidiaries in writing or, to Company’s Knowledge, orally, that it has initiated or has pending any proceeding or, to Company’s Knowledge, threatened an investigation into the business or operations of Company or any of its Subsidiaries that would reasonably be expected to be material. To the Knowledge of the Company, there is no material unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Company or any of its Subsidiaries. There have been no material written or, to Company’s Knowledge, oral, inquiries by, or written or, to Company’s Knowledge, oral, disagreements or disputes with, any Governmental Authority with respect to the business, operations, policies or procedures of Company or any of its Subsidiaries since January 1, 2012.

Section 3.09    Absence of Certain Changes or Events. Except as set forth in Company Disclosure Schedule 3.09, or as otherwise expressly contemplated by this Agreement, (a) since December 31, 2015 to the date hereof, there has not been any change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Company or any of its Subsidiaries which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Company or Company Bank; (b) since December 31, 2015 to the date hereof there has not been (i) any change by Company or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable Law or GAAP or regulatory accounting as concurred by Company’s independent accountants, (ii) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of Company or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities; (iii) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including, without limitation, the granting of stock options, stock appreciation rights, performance awards, restricted stock awards, restricted stock unit awards or deferred stock unit awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of Company or any of its Subsidiaries (other than normal salary adjustments to employees made in the Ordinary Course of Business), or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the Ordinary Course of Business with respect to the compensation or employment of directors, officers or employees of Company or any of its Subsidiaries; (iv) any material election or material changes in existing elections made by Company or any of its Subsidiaries for federal or state Tax purposes; (v) any material change in the credit policies or procedures of Company or any of its Subsidiaries, the effect of which was or is to make any such policy or procedure less restrictive in any material respect; (vi) any material acquisition or disposition of any assets or properties, or any contract for any such acquisition or disposition entered into other than Company Investment Securities or loans and loan commitments purchased, sold, made or entered into in the Ordinary Course of Business; or (vii) any lease of real or personal property entered into outside of the Ordinary Course of Business, other than in connection with foreclosed property.
Section 3.10    Legal Proceedings. Except as set forth in Company Disclosure Schedule 3.10:
(a)    There are no material civil, criminal, administrative or regulatory actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, default or breach, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature pending or, to Company’s Knowledge, threatened against Company or any of its Subsidiaries or to which Company or any of its Subsidiaries is a party, including any such actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, default or breach, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature that challenges the validity or propriety of the transactions contemplated by this Agreement.
(b)    There is no material injunction, order, judgment, decree or regulatory restriction imposed upon Company or any of its Subsidiaries, or the assets of Company or any of its Subsidiaries (or that, upon consummation of the transactions contemplated herein, would apply to the Surviving Entity or any of its affiliates), and neither Company nor any of its Subsidiaries has been advised in writing or, to Company’s Knowledge, orally, or otherwise has Knowledge of, the threat of any such action.
Section 3.11    Compliance with Laws.
(a)    Company and each of its Subsidiaries is in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Dodd-Frank Act, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act or the regulations implementing such statutes, regulations promulgated by the Consumer Financial Protection Bureau, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory lending, financing, leasing or business practices and all agency requirements relating to the origination, sale, servicing administration and collection of mortgage loans and consumer loans, or the statutes and regulations of the State of Missouri related to banks and banking. Neither Company nor any of its Subsidiaries has been advised in writing or, to Company’s Knowledge, orally, of any material supervisory criticisms regarding their compliance with the Bank Secrecy Act or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.
(b)    Company and each of its Subsidiaries and their respective employees have all material permits, licenses, authorizations, orders and approvals of, and each has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; provided that each of the foregoing related to originating and/or servicing mortgage loans will be deemed material for purposes hereof. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Company’s Knowledge, no suspension or cancellation of any of them is threatened, except where the absence of such permit, license, authorization, order or approval has not had, and would not reasonably be expected to have, a Material Adverse Effect on Company. Company and Company Bank do not have any approved but unopened offices or branches.
(c)    Except as set forth in Company Disclosure Schedule 3.11 or would not be reasonably expected to be material, neither Company nor Company Bank has received, since January 1, 2012 to the date hereof, written or, to Company’s Knowledge, oral notification from any Governmental Authority (i) asserting that it is not in compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization.
Section 3.12    Company Material Contracts; Defaults.
(a)    Except as set forth in Company Disclosure Schedule 3.12(a), as of the date hereof, neither Company nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, including any bonus, stock option, restricted stock, stock appreciation right or other employee benefit agreements or arrangements; (ii) which would entitle any present or former director, officer or employee of Company or any of its Subsidiaries to indemnification from Company or any of its Subsidiaries; (iii) which, upon the execution or delivery of this Agreement, shareholder adoption of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether change-of-control, severance pay or otherwise) becoming due from Company, Company Bank, the Surviving Entity, Buyer Bank or any of their respective Subsidiaries to any officer, director or employee thereof, or which would otherwise provide for a payment to such Person upon a change-of-control; (iv) the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement; (v) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of Company or any of its Subsidiaries; (vi) related to the borrowing by Company or any of its Subsidiaries of money other than those entered into in the Ordinary Course of Business or between the Company and any of its Subsidiaries and any guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resell agreements, letters of credit and guaranties made in the Ordinary Course of Business; (vii) relating to the lease of real property or personal property having a value in excess of $50,000 per annum; (viii) except in respect of debts previously contracted, relating to any joint venture, partnership, limited liability company agreement or other similar agreement or arrangement, or to the formation, creation or operation, management or control of any material partnership or joint venture with any third parties or which limits payments of dividends; (ix) which relates to capital expenditures and involves future annual payments by Company or any of its Subsidiaries in excess of $50,000 individually or $100,000 in the aggregate, (x) which relates to the disposition or acquisition of material assets or any material interest in any business enterprise, in each case, outside the Ordinary Course of Business of Company or any of its Subsidiaries; (xi) which is not terminable on sixty (60) days or less notice and involving the payment of more than $100,000 per annum; (xii) which contains a non-compete, exclusive dealing or client or customer non-solicit requirement or any other provision that materially restricts the conduct of any line of business by Company, Company Bank or any of their respective Affiliates or immediately upon consummation of the Merger and Bank Merger will materially restrict the ability of the Surviving Entity or Buyer Bank, as applicable, or any of their Affiliates to engage in any line of business or which grants any right of first refusal, right of first offer or similar right with respect to material assets of Company or any of its Subsidiaries or that limits or purports to limit the ability of Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business; (xiii) pursuant to which Company or any of its Subsidiaries may become obligated to or contribute equity capital to any entity; (xiv) that transfers any Intellectual Property rights (other than non-exclusive licenses to generally available commercial software), by way of assignment, license, sublicense, agreement or other permission, to or from Company or any of its Subsidiaries and that is material (for the avoidance of doubt, any Patents shall be deemed material); (xv) to which any Governmental Authority was a party thereto; (xvi) to which there are material ongoing obligations to the primary purpose of which is not to disclose confidential information or require that the Company or any of its Subsidiaries guarantee, indemnify or hold harmless any Person; (xvii) with any investment company registered under the Investment Company Act of 1940; (xviii) with any local clearing house or self-regulatory organization; or (xix) which provides for payments or benefits in certain circumstances which, together with other payments or benefits payable to any participant therein or party thereto, might render any portion of any such payments or benefits subject to disallowance of deduction therefor as a result of the application of Section 280G of the Code. Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a), is set forth in Company Disclosure Schedule 3.12(a), and is referred to herein as a “Company Material Contract.” Company has previously made available to Buyer true, complete and correct copies of each such Company Material Contract, including any and all amendments and modifications thereto.
(b)    (i) Each Company Material Contract is valid and binding on Company and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had a Material Adverse Effect on Company or Company Bank; and (ii) neither Company nor any of its Subsidiaries is in default under any Company Material Contract or other material agreement, commitment, arrangement, Lease, Insurance Policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which its assets, business, or operations receives benefits, except to the extent that such default or event of default has not had, and is not reasonably likely to have, a Material Adverse Effect on Company or Company Bank. No material power of attorney or similar authorization given directly or indirectly by Company or any of its Subsidiaries is currently outstanding.
(c)    Company Disclosure Schedule 3.12(c) sets forth a true and complete list of all Company Material Contracts pursuant to which consents, waivers or notices are or may be required to be given thereunder, in each case, prior to the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby and thereby.
Section 3.13    Agreements with Regulatory Agencies. Except as set forth in Company Disclosure Schedule 3.13, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has been ordered to pay any civil money penalty or has adopted any policies, procedures or board resolutions at the request of any Governmental Authority (each, whether or not set forth in Company Disclosure Schedule 3.13, a “Company Regulatory Agreement”) other than those of general application, and since January 1, 2012, Company has not been advised in writing or, to Company’s Knowledge, orally, by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing, other than those of general application. To Company’s Knowledge, there are no investigations relating to any regulatory matters pending before any Governmental Authority with respect to Company, any of its Subsidiaries or any executive officer of the Company or of any of its Subsidiaries.
Section 3.14    Brokers. Neither Company nor any Subsidiary thereof, nor any of their respective officers or directors has employed any broker or finder or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Company Disclosure Schedule 3.14 and pursuant to letter agreements listed thereon, true, complete and correct copies of which have been previously delivered to Buyer.
Section 3.15    Employee Benefit Plans.
(a)    All “employee benefit plans” (as defined in Section 3(3) of ERISA) and any other plans, contracts, programs, practices, policies or arrangements, qualified or unqualified, written or unwritten, whether or not subject to ERISA, providing compensation or other benefits including any pension, retirement, saving, profit sharing, health and welfare, change of control, fringe benefit, severance pay, compensation, deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus plans, in each case to any current or former employees of Company, any of its Subsidiaries or any of Company’s related organizations described in Sections 414(b), (c) or (m) of the Code (“Controlled Group Members”) (such current and former employees collectively, the “Company Employees”), or any current or former directors or officers of Company, any of its Subsidiaries, or Controlled Group Members and to which Company, any of its Subsidiaries, or any Controlled Group Members is a party or sponsoring, participating or contributing employer or has or reasonably could be expected to have any liability or contingent liability (including, but not limited to any, liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) (all such plans, contracts, policies, programs, practices or arrangements are collectively referred to as the “Company Benefit Plans”), are identified or described in Company Disclosure Schedule 3.15(a). Except as otherwise described in Company Disclosure Schedule 3.15(a), neither Company nor any of its Subsidiaries or Controlled Group Members has any stated plan, intention or commitment to establish any new company benefit plan or to materially modify any Company Benefit Plan (except to the extent required by Law).
(b)    With respect to each Company Benefit Plan, to the extent applicable, the Company has made available to Buyer or provided Buyer with true and complete copies of the following materials: (i) the current plan document, including any amendments thereto, for each Company Benefit Plan, or in the case of an unwritten Company Benefit Plan, a written description of the material terms of such Company Benefit Plan, (ii) any current trust instruments and insurance contracts forming a part of any Company Benefit Plan and all amendments thereto, (iii) the current summary plan descriptions and related summary of material modifications, (iv) IRS Form 5500 (for the most three (3) recently completed plan years), (v) the most recent IRS determination, opinion, notification and advisory letters, (vi) the most recent actuarial report or other financial statement relating to such Company Benefit Plan, (vii) the coverage and nondiscrimination testing results for the three (3) most recent plan years for each of the Company Benefit Plans, as applicable, and (viii) all material correspondence within the past three (3) years with the Internal Revenue Service, the Department of Labor or any other Governmental Authority regarding the operation or administration of any Company Benefit Plan. In addition, any annual and periodic accounting and employee and participant disclosures pertaining to the Company Benefit Plans have been made available to Buyer.
(c)    Each Company Benefit Plan has been established, maintained, operated, administrated and funded in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code. Each Company Benefit Plan which is intended to be “qualified” under Section 401(a) of the Code (“Company 401(a) Plan”), has received a favorable determination or opinion letter from the IRS. Neither Company nor any of its Subsidiaries or any Controlled Group Member has engaged in a transaction with respect to any Company Benefit Plan, including a Company 401(a) Plan that could subject Company, any of its Subsidiaries or any Controlled Group Member to a material Tax or material penalty under any Law including, but not limited to, Section 4975 of the Code or Section 502(i) of ERISA. Except as set forth in Company Disclosure Schedule 3.15(c), no Company 401(a) Plan has been submitted under or been the subject of an IRS voluntary compliance program submission. With respect to any Company Benefit Plan, there are no pending or, to Company’s Knowledge, threatened actions, suits, claims or other proceedings against any such Company Benefit Plan (other than routine claims for benefits).
(d)    Neither the Company, nor any of its Subsidiaries, Controlled Group Members or any entity which is considered one employer with Company, any of its Subsidiaries, Controlled Group Members under Section 4001(b) of ERISA or Sections 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”) sponsor, maintain, administer or contribute to, or have ever sponsored, maintained, administered or contributed to, or have had or could have had any liability (including liability under Subtitle C or D of Title IV of ERISA) with respect to, any Company Benefit Plan, including (i) any Company Benefit Plan subject to the funding standard of Section 302 of ERISA or Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA , (iii) any multiemployer plan under Subtitle E of Title IV of ERISA , (iv) any “multiple employer welfare arrangement (as defined in Section 3(40) of ERISA, or (v) any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA (excluding those for which notice to the PBGC has been waived by regulation) has been required to be filed for any Company Benefit Plan or by any ERISA Affiliate.
(e)    Except as set forth in Company Disclosure Schedule 3.15(e), all required contributions, distributions, reimbursements and premium payments required to be made with respect to all Company Benefit Plans have been made in all material respects in compliance with the terms of the applicable Company Benefit Plan or, if applicable within the time period prescribed by applicable Law or have been reflected on the consolidated financial statements of Company to the extent required to be reflected under applicable accounting principles.
(f)    Except as set forth in Company Disclosure Schedule 3.15(f), no Company Benefit Plan provides any life insurance, medical or other employee welfare benefits to any Company Employee, upon his or her retirement or termination of employment for any reason, except as may be required by Law (including the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended).
(g)    All Company Benefit Plans that are group health plans have been operated in compliance in all material respects with the group health plan continuation requirements of Section 4980B of the Code and the other applicable sections of ERISA and the Code. Except as set forth in Company Disclosure Schedule 3.15(g), Company may amend or terminate any such Company Benefit Plan at any time without incurring any material liability thereunder for future benefits coverage at any time after such termination, except for (i) as may be required by Law, (ii) the payment of benefits, fees or charges accrued or incurred through the date of termination, and (iii) the payment of administrative expenses associated with such amendment or termination.
(h)    Except as set forth in Company Disclosure Schedule 3.15(h) or otherwise provided for in this Agreement, neither the execution of this Agreement, shareholder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement will (i) entitle any Company Employee to severance pay or any increase in severance pay upon any termination of employment, (ii) accelerate the time of payment or vesting (except as required by Law) or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or trigger any other material obligation pursuant to, any of the Company Benefit Plans, (iii) result in any payment that would be an excess “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future, (iv) limit or restrict the right of Company or Company Bank or, after the consummation of the transactions contemplated hereby, Buyer or any of its Subsidiaries, to merge, amend or terminate any of the Company Benefit Plans, or (v) result in payments under any of the Company Benefit Plans for which a deduction would be disallowed by reason of Section 280G of the Code.
(i)    Except as set forth in Company Disclosure Schedule 3.15(i), each Company Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated and administered in compliance with Section 409A of the Code, has been in documentary compliance in all respects with the applicable provisions of Code Section 409A, and no payment to be made under any such Company Benefit Plan is, or to the Company’s Knowledge will be, subject to the penalties of Section 409A(a)(1) of the Code. Except as set forth in Company Disclosure Schedule 3.15(i) or otherwise provided for in this Agreement, neither Company nor any of its Subsidiaries or Controlled Group Members has agreed to reimburse or indemnify any participant in a Company Benefit Plan for any additional Tax (or potential Taxes) imposed (or potentially imposed) under Section 409A of the Code of Section 4999 of the Code.
Section 3.16    Labor Matters.
(a)    Company Disclosure Schedule 3.16(a) sets forth (A) the name, title and total compensation of each officer and employee of Company and each of its Subsidiaries, (B) all bonuses and other incentive compensation received by such officers, employees, independent contractors and consultants in 2015 and through June 30, 2016 and any accrual for such bonuses and incentive compensation and (C) all contracts, agreements, commitments or arrangements by Company and each of its Subsidiaries regarding compensation with any of its respective officers, employees, independent contractors and consultants, including those to increase the compensation or to modify the conditions or terms of employment.
(b)    To Company’s Knowledge, no officer or director of Company or any of its Subsidiaries or any employee, independent contractor or consultant of Company or any of its Subsidiaries is a party to, or is otherwise bound by, any agreement or arrangement, including any confidentiality, non-competition, or proprietary rights agreement, that could adversely affect the ability of Company or any of its Subsidiaries to conduct its business as currently conducted.
(c)    To Company’s Knowledge, neither Company nor any of its Subsidiaries has classified any individual as an “independent contractor” or similar status who, under applicable law, rule or regulation or the provisions of any Company Benefit Plan, should have been classified as an employee. To Company’s Knowledge, neither Company nor any of its Subsidiaries has incurred any liability for improperly excluding any Person from participating in any Company Benefit Plan who provides or provided services to Company or any of its Subsidiaries, in any capacity.
(d)    None of the officers, employees or consultants of Company or any of its Subsidiaries has informed Company or such Subsidiary of his or her intent to terminate his or her employment or consultant relationship with Company or any of its Subsidiaries during the next twelve (12) months.
(e)    Neither Company nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement, arrangement or understanding with a labor union or labor organization, nor is Company or any of its Subsidiaries the subject of a proceeding asserting that it has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Company or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Company’s Knowledge, threatened, nor does Company have any Knowledge of any activity involving its employees seeking to certify a collective bargaining unit or engaging in other organizational activity. Each of Company and its Subsidiaries has paid in full all wages, salaries, commissions, bonuses, benefits and other compensation currently due and payable to its employees under any policy, practice, agreement, plan, program, statute or other Law. Except as set forth in Company Disclosure Schedule 3.16(e), the employment of each officer and employee of Company and each of its Subsidiaries is terminable at the will of Company or such Subsidiary.
(f)    (A) Except as set forth in Company Disclosure Schedule 3.16(f), there is no pending or, to Company’s Knowledge, threatened legal proceeding involving Company or any of its Subsidiaries, on the one hand, and any present or former employee(s) of Company or any of its Subsidiaries, on the other hand, and (B) no other Person, to Company’s Knowledge, has threatened in writing any claim or any legal proceeding against Company or any of its Subsidiaries (or, to Company’s Knowledge, against any officer, director or employee of Company or any of its Subsidiaries) relating to the employment of employees or former employees of Company or any of its Subsidiaries, including any such claim or legal proceeding arising out of any statute, ordinance or regulation relating to wages, collective bargaining, discrimination in employment or employment practices or occupational safety and health standards (including, without limitation, the Fair Labor Standards Act, Title VII of the Civil Rights Act of 1964, as amended, the Occupational Safety and Health Act, the Age Discrimination in Employment Act of 1967, the Americans with Disabilities Act or the Family and Medical Leave Act).
(g)    Company and each of its Subsidiaries is, and at all times since December 31, 2013 has been, in material compliance with all applicable Laws, policies and/or guidelines of a Governmental Authority relating to labor, employment, termination of employment or similar matters, including, but not limited to, such Laws, policies and/or guidelines relating to the classification of employees, discrimination, disability, labor relations, hours of work, payment of wages and overtime wages, immigration, workers compensation, occupational safety and health, family and medical leave and employee terminations, and has not engaged in any unfair labor practices.
Section 3.17    Environmental Matters.
(a)    Except as set forth in Company Disclosure Schedule 3.17(a), to Company’s Knowledge there has been no release or threat of release to the environment of Hazardous Substances at, on, or under any Company Owned

Property that would have a Material Adverse Effect, nor to the Company’s Knowledge has there been any release or threat of release to the environment of Hazardous Substances at, on, or under any Company Leased Property that would have a Material Adverse Effect on Company or Company Bank; nor, to the Actual Knowledge of Company, was there, at any real property formerly owned, operated, or leased by Company or any of its Subsidiaries, during the time Company or any of its Subsidiaries owned, operated or leased such real property, any release or threat of release to the environment of Hazardous Substances at, on, or under such formerly owned, operated, or leased real property that would have a Material Adverse Effect on Company or Company Bank.
(b)    Except as set forth in Company Disclosure Schedule 3.17(b), to Company’s Knowledge neither Company nor any of its Subsidiaries has acquired or is now in the process of acquiring, any real property through foreclosure or deed in lieu of foreclosure on which there has been or is a release to the environment of any Hazardous Substance that would have a Material Adverse Effect on Company or Company Bank.
(c)    Except as set forth in Company Disclosure Schedule 3.17(c), all Company Owned Property and, to Company’s Knowledge, all Company Leased Property is in material compliance with all applicable Environmental Law and is not listed on, or proposed to be listed on, the National Priority List established pursuant to 42 U.S.C. § 9605(a)(8)(B) (the “NPL”), the registry of confirmed, abandoned, or uncontrolled hazardous waste disposal sites maintained by the State of Missouri, or any other list analogous to such registry or the NPL.
(d)    To the Company’s Knowledge, neither Company nor any of its Subsidiaries could be deemed the owner or operator of, or to have participated in the management of, any Company Loan Property which has been contaminated with, or has had any release or threat of release to the environment of, any Hazardous Substance in a manner that violates Environmental Law, requires reporting, investigation, remediation or monitoring under Environmental Law, or could reasonably be anticipated to cause the incurrence of response costs under any Environmental Law.
(e)    Neither Company nor any of its Subsidiaries has received written notice of any Lien or encumbrance having been imposed on any Company Loan Property, any Company Owned Property, Company Leased Property, or any real property formerly owned, operated, or leased by the Company or any of its Subsidiaries, in connection with any liability arising from or related to Environmental Law, and (i) to the Company’s Knowledge there is no action or proceeding pending or which would reasonably be expected to result in the imposition of any such Lien or encumbrance on any Company Owned Property or Company Leased Property, and (ii) to the Actual Knowledge of Company, there is no action or proceeding, pending or which would reasonably be expected to result in the imposition of any such Lien or encumbrance on any real property formerly owned, operated, or leased by the Company or any of its Subsidiaries.
(f)    Neither Company nor any of its Subsidiaries is subject to any order or injunction relating to a violation of any Environmental Law.
(g)    Company has made available to the Buyer copies of final written environmental reports and compliance audits in their possession or control relating to the Company Owned Property or Company Leased Property. Company Disclosure Schedule 3.17(g) includes a list of such environmental reports and compliance audits.
(h)    There is no litigation pending, or, to Company’s Knowledge, threatened, against Company or any of its Subsidiaries, or before any court, or Governmental Authority (i) for alleged noncompliance with any Environmental Law or (ii) relating to the presence or release into the environment of any Hazardous Substance. Neither the Company nor any of its Subsidiaries has received any written request for information made to the Company or any of its Subsidiaries, pursuant to any Environmental Law concerning either compliance with such Environmental Law or the nature or extent of a release of a Hazardous Substance into the environment.
Section 3.18    Tax Matters.
(a)    Each of Company and its Subsidiaries has filed all material Tax Returns that it was required to file under applicable Laws, other than Tax Returns that are not yet due or for which a request for extension was timely filed consistent with requirements of applicable Law. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. Except as set forth in Company Disclosure Schedule 3.18(a), all Taxes due and owing by Company or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Company and which Company is contesting in good faith and are described in Company Disclosure Schedule 3.18(a). Except as set forth in Company Disclosure Schedule 3.18(a), Company is not currently the beneficiary of any extension of time within which to file any Tax Return and neither Company nor any of its Subsidiaries currently has any open tax years prior to 2012. Except as set forth in Company Disclosure Schedule 3.18(a), since January 1, 2013, no written claim has been made by any Governmental Authority in a jurisdiction where Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Permitted Liens) upon any of the assets of Company or any of its Subsidiaries.
(b)    Company and each of its Subsidiaries, as applicable, have withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.
(c)    No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are currently being conducted or, to Company’s Knowledge, pending with respect to Company or any of its Subsidiaries. Other than with respect to audits that have already been completed and resolved, neither Company nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Company and or any of its Subsidiaries have not filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Company or any of its Subsidiaries.
(d)    Company has made available to Buyer true and complete copies of the United States federal, state, local, and foreign consolidated income Tax Returns filed with respect to Company for taxable periods ended December 31, 2015, 2014, 2013 and 2012. Company has made available to Buyer correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Company with respect to income Taxes filed for the years ended December 31, 2015, 2014, 2013 and 2012. Company has made available to Buyer correct and complete copies of all written notices that Company has received from the IRS in respect of information reporting and backup and nonresident withholding.
(e)    Company has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which such waiver or extension is still valid and in effect.
(f)    Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. Except as set forth in Company Disclosure Schedule 3.18(f), neither Company nor Company Bank is a party to or bound by any Tax allocation or sharing agreement. Company (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company), and (ii) has no liability for the Taxes of any individual, bank, corporation, partnership, association, joint stock company, business trust, limited liability company, or unincorporated organization (other than Company and its Subsidiaries) under Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.
(g)    The unpaid Taxes of Company (i) did not, as of December 31, 2015, exceed the reserve for Tax liability (which reserve is distinct and different from any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Audited Financial Statements (rather than in any notes thereto), and (ii) do not exceed that reserve as adjusted for the passage of time in accordance with the past custom and practice of Company in filing its Tax Returns. Except as set forth in Company Disclosure Schedule 3.18(g), since January 1, 2013, Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the Ordinary Course of Business.
(h)    Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Effective Time as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transactions or any excess loss account described in Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.
(i)    Company has not distributed stock of another Person nor had its stock distributed by another Person in a transaction that was purported or intended to be nontaxable and governed in whole or in part by Section 355 or Section 361 of the Code.
(j)    Neither Company nor any of its Subsidiaries has and had a permanent establishment in any foreign country other than where they are currently filing Tax Returns.
(k)    Neither Company nor any of its Subsidiaries is a party to any joint venture or partnership.
(l)    Neither Company nor any of its Subsidiaries has engaged or will engage in a listed transaction as that term is defined in Treasury Regulation 1.6011-4(b)(2).
Section 3.19    Investment Securities. Company Disclosure Schedule 3.19 sets forth as of September 30, 2016, the Company Investment Securities, as well as any purchases or sales of Company Investment Securities between September 30, 2016 to and including the date hereof reflecting with respect to all such securities, whenever purchased or sold, descriptions thereof, CUSIP numbers, designations as securities “available for sale” or securities “held to maturity” (as those terms are used in ASC 320), book values and coupon rates, and any gain or loss with respect to any Company Investment Securities sold during such time period after September 30, 2016.
Section 3.20    Derivative Transactions.
(a)    All Derivative Transactions entered into by Company or any of its Subsidiaries or for the account of any of its customers were entered into in accordance with applicable Laws, regulatory policies of any Governmental Authority (including with respect to safety and soundness of banking practices), and were entered into in the Ordinary Course of Business and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Company or any of its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with its advisers) and to bear the risks of such Derivative Transactions. Company and each of its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to Company’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
(b)    Each Derivative Transaction outstanding as of the date of this Agreement is listed in Company Disclosure Schedule 3.20(b), and the financial position of Company or Company Bank under or with respect to each has been reflected in the Financial Statements in accordance with GAAP.
(c)    No Derivative Transaction outstanding as of the date of this Agreement, were it to be treated as a Loan held by Company or any of its Subsidiaries, would as of the date hereof be classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List,” as such terms are defined by the FDIC’s uniform loan classification standards, or words of similar import.
Section 3.21    Regulatory Capitalization. Company Bank is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FDIC and the Missouri Division of Finance. Company is “well-capitalized,” as such term is defined in the rules and regulations promulgated by the FRB.
Section 3.22    Loans; Nonperforming and Classified Assets.
(a)    Company Disclosure Schedule 3.22(a) (i) sets forth the aggregate outstanding principal amount of all Loans as of August 31, 2016, and (ii) identifies, as of August 31, 2016, any Loans under the terms of which the obligor was over sixty (60) days delinquent in payment of principal or interest or has been placed on nonaccrual status as of such date.
(b)    Company Disclosure Schedule 3.22(b) identifies, as of August 31, 2016, each Loan that was classified as “Watch,” “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,”

“Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Company, Company Bank or any bank examiner, or that has been identified by accountants or auditors (internal or external) as having a significant risk of uncollectability (collectively, “Criticized Loans”) together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder as of such date.
(c)    Company Disclosure Schedule 3.22(c) identifies each asset of Company or any of its Subsidiaries that as of September 30, 2016 was classified as other real estate owned (“OREO”) and the book value thereof as of the date of this Agreement as well as any assets classified as OREO since September 30, 2016 to the date hereof and any sales of OREO between September 30, 2016 and the date hereof, reflecting any gain or loss with respect to any OREO sold.
(d)    Except as would not reasonably be expected to be material, each Loan held in Company’s, Company Bank’s or any of their respective Subsidiaries’ loan portfolio (each a “Company Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, is and has been secured by valid Liens which have been perfected and (iii) to Company’s Knowledge is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.
(e)    All currently outstanding Company Loans were solicited, originated, administered, and, currently exist, and the relevant Loan files are being maintained, in material compliance with all applicable requirements of Law, the applicable loan documents, and Company Bank’s lending policies at the time of origination of such Company Loans, and the notes or other credit or security documents with respect to each such outstanding Company Loan are complete and correct in all material respects. There are no oral modifications or amendments or additional agreements related to the Company Loans that are not reflected in the written records of Company or Company Bank, as applicable. All such Company Loans are owned by Company or Company Bank free and clear of any Liens (other than blanket Liens by the Federal Home Loan Bank of Des Moines). No claims of defense as to the enforcement of any currently outstanding Company Loan have been asserted in writing against Company or Company Bank for which there is a reasonable probability of an adverse determination, and, except as set forth in Company Disclosure Schedule 3.22(e)(i), neither Company nor Company Bank has any Knowledge of any claim or right of rescission for which there is a reasonable probability of a determination adverse to Company Bank. Except as set forth in Company Disclosure Schedule 3.22(e)(ii), no Company Loans are presently serviced by third parties, and there is no obligation which could result in any Company Loan becoming subject to any third party servicing.
(f)    Except as would not reasonably be expected to be material, neither Company nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates Company or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of Company or any of its Subsidiaries, unless there is a material breach of a representation or covenant by Company or any of its Subsidiaries, and none of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
(g)    Neither Company nor any of its Subsidiaries is now nor has it ever been since January 1, 2012, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of mortgage or consumer Loans.
(h)    Since January 1, 2014, neither Company nor any of its Subsidiaries has canceled, released or compromised any Loan, obligation, claim or receivable other than in the Ordinary Course of Business.
(i)    Company and Company Bank have not, since December 31, 2013, extended or maintained credit, arranged for the extension of credit, or renewed an extension of credit, in the form of a personal loan to or for any director, executive officer, or principal shareholder (or equivalent thereof) of Company or any of its Subsidiaries (as such terms are defined in FRB Regulation O), except as permitted by Regulation O and that have been made in compliance with the provisions of Regulation O (or that are exempt therefrom). Company Disclosure Schedule 3.22(i) identifies, as of June 30, 2016, any loan or extension of credit maintained by Company and Company Bank to which Regulation O applies, and there has been no default on, or forgiveness of waiver of, in whole or in part, any such loan during the two (2) years preceding the date hereof.
Section 3.23    Allowance for Loan and Lease Losses. Company’s reserves, allowance for loan and lease losses and carrying value for real estate owned as reflected in each of (a) the Audited Financial Statements and (b) the Unaudited Financial Statements, were, in the opinion of management, as of the applicable dates thereof, adequate in all material respects to provide for possible losses on the applicable items and in compliance with Company’s and Company Bank’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.
Section 3.24    Trust Business; Administration of Fiduciary Accounts. Except as set forth in Company Disclosure Schedule 3.24, neither Company nor any of its Subsidiaries has offered or engaged in providing any individual or corporate trust services or administers any accounts for which it acts as a fiduciary, including, but not limited to, any accounts in which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor; provided, however, for each of the services required to be set forth in Company Disclosure Schedule 3.24, the Company and its Subsidiaries (i) discharged their fiduciary duties with the care, skill, prudence and diligence under the circumstances then prevailing that a prudent person acting in a like capacity and familiar with such matters would use, and (ii) conducted thorough and prudent due diligence of respective businesses that provided, and to which the Company delegated, the investment or investment advisor role for such funds.
Section 3.25    Investment Management and Related Activities. None of Company, any Company Subsidiary or, to the extent relating to their activities with respect to Company or any of its Subsidiaries, any of their respective directors, officers or employees is required to be registered, licensed or authorized under the Laws of any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency or company, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated Person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales Person or in any similar capacity with a Governmental Authority.
Section 3.26    Repurchase Agreements. With respect to all agreements pursuant to which Company or any of its Subsidiaries has purchased securities subject to an agreement to resell, if any, Company or any of its Subsidiaries, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement.
Section 3.27    Deposit Insurance. The deposits of Company Bank are insured by the Deposit Insurance Fund of the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the fullest extent permitted by Law, and Company Bank has paid all premiums and assessments and filed all reports required by the FDIA when due. No proceedings for the suspension, revocation, or termination of such deposit insurance are pending or, to Company’s and Company Bank’s Knowledge, threatened.
Section 3.28    Community Reinvestment Act, Anti-money Laundering and Customer Information Security. Except as set forth on Company Disclosure Schedule 3.28, and except as has not been and would not reasonably be expected to materially and adversely affect or interfere with Company or Company Bank’s operations, neither Company nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters. As of the date hereof, Company’s and Company Bank’s rating in its most recent examination or interim review under the Community Reinvestment Act was “satisfactory” or better, and Company has not received any written or, to Company’s Knowledge, oral, communication that Company Bank’s rating in its next subsequent examination or interim review under the Community Reinvestment Act will be lower than “satisfactory.” Except as set forth on Company Disclosure Schedule 3.28, the Company and its Subsidiaries (a) are in compliance in all material respects with the Community Reinvestment Act, and the regulations promulgated thereunder; and (b) are operating in in compliance in all material respects with the Bank Secrecy Act and its implementing regulations (31 C.F.R. Title X), the USA PATRIOT Act, any order or guidance issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; and (c) are in compliance in all material respects with the applicable privacy of customer information requirements contained in any federal and state privacy Laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Company Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of Company Bank has adopted and Company Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. Company and Company Bank, collectively, are the sole owner of all individually identifiable personal information relating to identifiable or identified natural Persons who are customers, former customers and prospective customers of Company and Company Bank.
Section 3.29    Transactions with Affiliates. Except as set forth in Company Disclosure Schedule 3.29, there are no outstanding amounts payable to or receivable from, or advances by Company or any of its Subsidiaries to, and neither Company nor any of its Subsidiaries is otherwise a creditor or debtor to, any director, executive officer, five percent (5%) or greater shareholder of Company or any of its Subsidiaries or to any of their respective Affiliates or Associates, or Affiliate of Company or any of its Subsidiaries, or to Company’s or Company Bank’s Knowledge, any Person, corporation or enterprise controlling, controlled by or under common control with any of the foregoing, other than part of the normal and customary terms of such Persons’ employment or service as a director with Company or any of its Subsidiaries and other than deposits held by Company Bank in the Ordinary Course of Business. Except as set forth in Company Disclosure Schedule 3.29, neither Company nor any of its Subsidiaries is a party to any transaction or agreement, or is contemplated to be party to any proposed transaction or agreement, with any of its respective directors, executive officers or to any of their respective Affiliates or Associates or other Affiliates of the Company other than part of the terms of an individual’s employment or service as a director, and no such Person has had any direct or indirect interest in any property, assets, business or right owned, leased, held or used by Company or its Subsidiaries, other than deposits held by Company Bank in the Ordinary Course of Business. All agreements, and all transactions since January 1, 2014, between Company or any of Company’s Subsidiaries and any of their respective Affiliates comply, to the extent applicable, in all material respects with Federal Reserve Act 23A and 23B and Regulation W of the FRB.
Section 3.30    Tangible Properties and Assets.
(a)    Company Disclosure Schedule 3.30(a) sets forth a true, correct and complete list of all Company Owned Property. Except as set forth in Company Disclosure Schedule 3.30(a), Company or its Subsidiaries has marketable fee title to the Company Owned Property, and, to Company’s Knowledge, valid leasehold interests in or otherwise legally enforceable rights to use all of the Company Leased Property, and fee title or a legally enforceable right to use all other personal property, rights and other assets (tangible or intangible), used, occupied and operated or held for use by it as of the date of this Agreement in connection with its business as presently conducted in each case, free and clear of any Lien, except for Permitted Liens. Except as set forth on Company Disclosure Schedule 3.30(a), there is no pending or, to Company’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature with respect to the Company Owned Property (or, to Company’s Knowledge, any leasehold interest in the Company Leased Property), including without limitation a pending or threatened taking of any of such real property by eminent domain, except where such legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation has not had, and would not reasonably be expected to have, a Material Adverse Effect on Company or Company Bank. Company or its Subsidiaries have heretofore furnished to or made available to Buyer true, correct and complete copies of all deeds, surveys, title insurance policies, mortgages, deeds of trust and security agreements that Company or any Subsidiary of Company has in its possession related to any Company Owned Property or Company Leased Property.
(b)    Company Disclosure Schedule 3.30(b) sets forth a true, correct and complete schedule as of the date of this Agreement of all leases, subleases, licenses and other material agreements (including any amendments, supplements or modifications to each of the foregoing) under which Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, real property (each as amended, supplemented or modified, individually a “Lease” and, collectively, the “Leases”). To Company’s Knowledge, each of the Leases is valid, binding and in full force and effect against the Company or its Subsidiaries, as the case may be, and, except as set forth in Company Disclosure Schedule 3.30(b), neither Company nor any of its Subsidiaries has received a written notice of any material default on the part of the Company or its Subsidiaries or early termination with respect to any Lease. To Company’s and Company Bank’s Knowledge, no lessor under a Lease is in breach or default in the performance of any material covenant, agreement or condition contained in such Lease, except where such breach or default has not had, and would not reasonably be expected to have, a Material Adverse Effect on Company. Company and each of its Subsidiaries have paid all rents and other charges to the extent due under the Leases. True, correct, and complete copies of all Leases in Company’s or Company Bank’s possession have been furnished or made available to Buyer.
(c)    Except as has not had, and would not reasonably be expected to have, a Material Adverse Effect on Company or Company Bank or except as set forth on Company Disclosure Schedule 3.30(c), all buildings, structures, fixtures, building systems and equipment, and all material components thereof, including the roof, foundation, load-bearing walls and other structural elements thereof, heating, ventilation, air conditioning, mechanical, electrical, plumbing and other building systems included in the Company Owned Property (or to the Company’s or Company Bank’s Knowledge, the Company Leased Property) are sufficient for the operation of the business of Company and its Subsidiaries as currently conducted.
(d)    Except as set forth on Company Disclosure Schedule 3.30(d), Company and/or Company Bank have received no written, or, to Company’s Knowledge, oral, notices since January 1, 2013 and prior to the date of this Agreement from any Governmental Authority of any material zoning, safety, building, fire, or health code violations with respect to the Company Owned Property or the Company Leased Property (but only as to matters for which Company or Company Bank is responsible under the Lease related thereto) which remains uncured as of the date of this Agreement.
(e)    Company Disclosure Schedule 3.30(e) sets forth a true and complete list of all Leases pursuant to which consents, waivers or notices are or may be required to be given thereunder, in each case, prior to consummation of the Merger, the Bank Merger, and the other transactions hereby and thereby.
Section 3.31    Intellectual Property. Company Disclosure Schedule 3.31 sets forth a true, complete and correct list of all registered and unregistered material Company Intellectual Property.
(a)    Except as would not have a Material Adverse Effect on Company or its Subsidiaries, the Company or its Subsidiaries validly own all right, title and interest in and to, or has a valid license to use all, and with respect to domains and social media accounts, has control over, Company Intellectual Property, free and clear of all Liens (other than Permitted Liens,) royalty or other payment obligations (except for royalties or payments with respect to off the shelf Software at standard commercial rates, or as otherwise indicated on Company Disclosure Schedule 3.31(a)). Company Disclosure Schedule 3.31(a) sets forth all Company Intellectual Property ownership or licenses which are with a Subsidiary (rather than Company), and indicates the specific item and the applicable Subsidiary. To the Company’s Knowledge, (i) the owners of the Company Intellectual Property used by Company pursuant to license, sublicense, agreement or permission have taken all necessary actions to maintain, protect and/or permit the use of such Company Intellectual Property by Company, and (ii) there is no default or expected default by any party to, or any intent to terminate or let expire, any material agreement related to Company Intellectual Property. Except as otherwise indicated on Company Disclosure Schedule 3.31(a) and to the Company’s Knowledge, there are no outstanding options, licenses, agreements, claims, encumbrances or shared ownership interests of any kind relating to the Company Intellectual Property purported to be owned by the Company, nor is the Company bound by or a party to any options, licenses or agreements of any kind with respect to the patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, proprietary rights and processes of any other Person.
(b)    The Company Intellectual Property constitutes all of the Intellectual Property used to carry on the business of Company and its Subsidiaries as currently conducted. The Company and its Subsidiaries have not embedded or permitted to be embedded any open source, copyleft or community source code in any of its products or services generally available or in development, including but not limited to any libraries, that provides for or permits such code or any of Company Intellectual Property’s proprietary code to be distributed or made available in source form or dedicated to the public. In addition, the Company and its Subsidiaries have taken reasonable steps to maintain, protect and preserve the Company Intellectual Property.
(c)    The Company Intellectual Property purported to be owned by the Company or its Subsidiaries is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Company nor any of its

Subsidiaries has received any written notice challenging the validity or enforceability of any such Company Intellectual Property.
(d)    None of Company or any of its Subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the performance by Company of its obligations hereunder, in violation of any material licenses, sublicenses and other agreements as to which Company or any of its Subsidiaries is a party and pursuant to which Company or any of its Subsidiaries is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets, computer software or other intellectual property, and neither Company nor any of its Subsidiaries has received notice challenging Company’s or any of its Subsidiaries’ license or legally enforceable right to use any such third-party intellectual property rights, and the consummation of the transactions contemplated hereby will not result in the loss or impairment of the right of Company or any of its Subsidiaries (or Buyer or Buyer Bank post-Closing) to own or use any material Company Intellectual Property.
(e)    With respect to any Company Intellectual Property that is an intent-to-use trademark application (“ITU”), this Agreement provides for the assumption of the entire business of the Company to which that respective ITU pertains, such business of the Company will be ongoing and existing immediately upon consummation of the Merger and Bank Merger, and Buyer will be the successor in interest of such business of the Company.
(f)    To the Company’s Knowledge, Company and its Subsidiaries have not interfered with, infringed upon, misappropriated, or otherwise violated any Intellectual Property rights of any other Person, and Company or any of its Subsidiaries have never received any written charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that Company or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any other Person). To Company’s Knowledge, no other Person has interfered with, infringed upon, misappropriated or otherwise violated any Company Intellectual Property rights owned by, or licensed to, Company or any of its Subsidiaries.
(g)    Set forth on Company Disclosure Schedule 3.31(g) is a complete and accurate list and summary description, including any royalties or other amounts paid or received by the Company or its Subsidiaries, and Company has delivered to Buyer accurate and complete copies, of all contracts relating to the Company Intellectual Property (other than non-exclusive licenses to generally available off-the-shelf commercial software). There are no outstanding and to Company’s Knowledge, no threatened disputes or disagreements with respect to any such contract. Included in Company Disclosure Schedule 3.31(g) is a list of: (i) all items of material Company Intellectual Property which is or has been used in connection with the business that is licensed by Company or any of its Subsidiaries (“Licensed Business Intellectual Property”) and the owner or licensee of each such item of Licensed Business Intellectual Property (other than non-exclusive licenses to generally available commercial software), and (ii) all other material agreements related to Company Intellectual Property. To Company’s Knowledge, all agreements related to Company Intellectual Property are valid and enforceable in accordance with their terms except as permitted by the exceptions set forth in Section 3.12(b).
(h)    Company Disclosure Schedule 3.31(h) contains a complete and accurate list and summary description of all Patents, and registrations and applications for trademarks, copyrights, domain names and social media accounts, included in the Company Intellectual Property.
(i)    Company’s and each of its Subsidiaries’ respective IT Assets: (i) operate and perform in all material respects as required by Company and each of its Subsidiaries in connection with their respective businesses and (ii) to Company’s Knowledge, have not materially malfunctioned or failed within the past two years. Company and each of its Subsidiaries have implemented reasonable backup, security and disaster recovery technology and procedures consistent with industry practices.
(j)    Company and each of its Subsidiaries: (i) have reasonable privacy policies consistent with industry practices concerning the collection, use and disclosure of personal information; (ii) to the Company’s Knowledge is compliant with all applicable Laws, and their own privacy policies and commitments to their respective customers, consumers, employees and other parties, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees (including without limitation related to the collection, use, storage, transfer, or disposal thereof); and (iii) at no time during the two years prior to the date hereof has received any written notice asserting any violations of any of the foregoing. The execution of this Agreement and performance of the transactions contemplated hereby shall not violate any such Laws, privacy policies or commitments. Immediately upon the Closing, the Buyer and Buyer Bank will continue to have the right to use such personal information on identical terms and conditions as the Company and its Subsidiaries enjoyed immediately prior to the Closing. To the Company’s Knowledge, no Person (including any Governmental Authority) has commenced any action relating to the Company or any of its Subsidiaries’ information privacy or data security practices, including with respect to the collection, use, transfer, storage, or disposal of personal information maintained by or on behalf of the Company or its Subsidiaries, or, to Company’s Knowledge, threatened any such action, or made any complaint, investigation, or inquiry relating to such practices.
Section 3.32    Insurance. Company Disclosure Schedule 3.32 identifies as of the date of this Agreement all of the material insurance policies, binders, or bonds currently maintained by Company and its Subsidiaries (the “Insurance Policies”), including the insurer, policy numbers, amount of coverage, effective and termination dates and any pending claims thereunder involving more than $10,000. Company and each of its Subsidiaries is insured against such risks and in such amounts as the management of Company and Company Bank reasonably have determined to be prudent in accordance with industry practices and all the Insurance Policies are in full force and effect, neither Company nor any Subsidiary has received written notice of cancellation of any of the Insurance Policies or otherwise has Knowledge that any insurer under any of the Insurance Policies has canceled any such Insurance Policies, and neither Company nor any of its Subsidiaries is in default thereunder and all claims thereunder have been filed in due and timely fashion. Company has not received written notice that any insurer under any such Insurance Policy (i) is denying liability with respect to a claim thereunder or defending under a reservation of rights clause or (ii) has filed for protection under applicable bankruptcy or insolvency laws or is otherwise in the process of liquidating or has been liquidated. Company does not have or maintain any self-insurance arrangement.
Section 3.33    Disaster Recovery and Business Continuity. Company has developed and implemented a contingency planning program to evaluate the effect of significant events that may adversely affect the customers, assets, or employees of Company and Company Bank. To Company’s Knowledge, such program was developed to ensure that Company can recover its mission critical functions, and, to the Company’s Knowledge, such program complies in all material respects with the requirements of the FFIEC and the FDIC.
Section 3.34    Antitakeover Provisions. No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to the Company under the GBCLM with respect to this Agreement and the transactions contemplated hereby.
Section 3.35    Opinion. Prior to the execution of this Agreement, the Company Board has received an opinion (which, if initially rendered orally, has been or will be confirmed by a written opinion, dated the same date) from Keefe, Bruyette & Woods, Inc., to the effect that, as of the date thereof, and based upon and subject to the factors, assumptions and limitations set forth therein, the per-share Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock. Such opinion has not been amended or rescinded in any material respect as of the date of this Agreement.
Section 3.36    Company Information. To Company’s Knowledge, no written representation, statement or other writing furnished or to be furnished by Company or Company Bank to Buyer and contained in this Agreement and Company Disclosure Schedules contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The information relating to Company and its Subsidiaries that is provided by or on behalf of Company for inclusion in any Regulatory Approval or other application, notification or document filed with any other Governmental Authority in connection with the Merger, Bank Merger or other transactions contemplated herein, will at the time each such document is filed with any Governmental Authority, not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
Section 3.37    No Other Representations and Warranties. Except for the representations and warranties made by Company and Company Bank in this Article 3, none of Company, Company Bank nor any other Person makes any express or implied representation or warranty with respect to Company or its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company and Company Bank hereby disclaim any such other representations or warranties.

ARTICLE 4.
REPRESENTATIONS AND WARRANTIES OF BUYER AND BUYER BANK

Section 4.01    Making of Representations and Warranties.
(a)    On or prior to the date hereof, Buyer has delivered to Company a schedule (the “Buyer Disclosure Schedule”) setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Article 4; provided, however, that nothing in the Buyer Disclosure Schedule shall be deemed adequate to disclose an exception to a representation or a warranty unless such schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail.
(b)    Except as set forth in (i) the Buyer Reports filed prior to the date hereof or (ii) the Buyer Disclosure Schedule (subject to Section 9.12), Buyer and Buyer Bank hereby represent and warrant, jointly and severally, to Company as follows in this Article 4.
Section 4.02    Organization, Standing and Authority.
(a)    Buyer is a Delaware corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and is duly registered as a financial holding company under the Bank Holding Company Act of 1956. True, complete and correct copies of the certificate of incorporation, as amended (the “Buyer Certificate”), and bylaws of Buyer, as amended (the “Buyer Bylaws”), as in effect as of the date of this Agreement, have previously been made available to Company. Buyer has full corporate power and authority to carry on its business as now being conducted and to own, lease and operate the properties and assets now owned and being operated by it. Buyer is duly licensed or qualified to do business in the State of Delaware and each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Buyer. Buyer has no Subsidiaries other than Buyer Bank and those identified on Buyer Disclosure Schedule 4.02(a). Except as set forth in Buyer Disclosure Schedule 4.02(a), (i) Buyer owns, directly or indirectly, all of the issued and outstanding equity securities of each Buyer Subsidiary, (ii) no equity securities of any of Buyer’s Subsidiaries are or may become required to be issued (other than to Buyer) by reason of any contractual right or otherwise, (iii) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any of its equity securities (other than to Buyer or a wholly-owned Subsidiary of Buyer), (iv) there are no contracts, commitments, understandings or arrangements relating to Buyer’s rights to vote or to dispose of such securities, (v) all of the equity securities of each such Subsidiary are held by Buyer, directly or indirectly, are duly authorized, validly issued, fully paid and non-assessable, are not subject to preemptive or similar rights, and (vi) all of the equity securities of each Subsidiary that is owned, directly or indirectly, by Buyer or any Subsidiary thereof, are free and clear of all Liens, other than Permitted Liens and restrictions on transfer under applicable securities Laws.
(b)    Buyer Bank is a state-chartered trust company with banking powers duly organized and validly existing under the laws of the State of Missouri. True, complete and correct copies of the Charter and Bylaws of Buyer Bank, as in effect as of the date of this Agreement, have previously been made available to Company. Buyer Bank has full corporate power and authority to own, lease and operate its properties and assets and to engage in the business and activities now conducted by it. Buyer Bank is duly licensed or qualified to do business in the State of Missouri and each other jurisdiction where its ownership or leasing of property and assets or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Buyer Bank. Buyer Bank is a member in good standing of the Federal Home Loan Bank of Des Moines.
Section 4.03    Capital Stock.
(a)    The authorized capital stock of Buyer consists of (i) 5,000,000 shares of preferred stock, $0.01 par value per share, of which, as of the date of this Agreement none are outstanding and (ii) 30,000,000 shares of Buyer Common Stock, of which, as of June 30, 2016, 19,979,217 shares are issued and outstanding, 255,018 shares are held in treasury, and 23,408 nonvested restricted stock shares are issued and outstanding. The outstanding shares of

Buyer Common Stock have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any Buyer shareholder. The shares of Buyer Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to preemptive rights and will be issued in compliance with and not in violation of applicable federal or state securities Laws. All shares of Buyer’s capital stock have been issued in compliance in all material respects with and not in violation of any applicable federal or state securities Laws.
(b)    Except (i) for any grants or awards properly issued to officers, directors or employees of Buyer or Buyer Bank pursuant to an equity based plan approved by the Board of Buyer or (ii) as otherwise set forth in Buyer Disclosure Schedule 4.03(b), as of the date hereof, there are no outstanding securities of Buyer or any of its Subsidiaries that are convertible into or exchangeable for any class of capital stock of Buyer or any of Buyer’s Subsidiaries. Except (I) as set forth in Section 4.03(a), (II) for any grants or awards properly issued to officers, directors or employees of Buyer or Buyer Bank pursuant to an equity based plan approved by the Board of Buyer or (III) as otherwise set forth in Buyer Disclosure Schedule 4.03(b), as of the date of this Agreement, there are no outstanding shares of capital stock of any class of Buyer, or any options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings, in each case, to which Buyer or any of its Subsidiaries is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Buyer or any of Buyer’s Subsidiaries or obligating Buyer or any of Buyer’s Subsidiaries to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Buyer or any of Buyer’s Subsidiaries. There are no obligations, contingent or otherwise, of Buyer or any of Buyer’s subsidiaries to repurchase, redeem or otherwise acquire any shares of Buyer Common Stock or capital stock of any of Buyer’s Subsidiaries or any other securities of Buyer or any of Buyer’s Subsidiaries or to provide funds to or make any investment (in the form of loan, capital contribution or otherwise) in any such Subsidiary. Other than the Buyer Voting Agreements, there are no agreements, arrangements or other understandings with respect to the voting of Buyer’s capital stock to which Buyer or any of its Subsidiaries is a party and to the Knowledge of Buyer as of the date hereof, no such agreements between any Persons exist. There are no agreements or arrangements under which Buyer is obligated to register the sale of any of its securities under the Securities Act.
Section 4.04    Corporate Power.
(a)    Buyer and Buyer Bank have the corporate power and authority to carry on their business as it is now being conducted and to own all their properties and assets; and each of Buyer and Buyer Bank has (or, in the case of Buyer Bank, will have) the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities.
(b)    Neither Buyer nor Buyer Bank is in material violation of any of the terms of their respective certificate of incorporation, bylaws or equivalent organizational documents.
Section 4.05    Corporate Authority.
(a)    This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Buyer and the Board of Buyer on or prior to the date hereof and will be authorized by all necessary organizational action of Buyer Bank and the Board of Buyer Bank as soon as reasonably practicable after the date hereof. Immediately following the execution of this Agreement, in accordance with Section 5.25, Buyer, as the sole shareholder of Company Bank, shall approve this Agreement, and the Bank Merger. Promptly following execution of this Agreement, Buyer, as the sole shareholder of Buyer Bank, shall approve the Plan of Bank Merger. Each of Buyer and Buyer Bank has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Company and Company Bank, this Agreement is a valid and legally binding obligation of Buyer and Buyer Bank, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors’ rights or by general equity principles or by 12 U.S.C. § 1818(b)(6)(D) (or any successor statute) and other applicable authority of bank regulators).

(b)    None of the execution and delivery of this Agreement by Buyer or Buyer Bank, the consummation by Buyer or Buyer Bank of the transactions contemplated hereby or compliance by Buyer or Buyer Bank with any of the provisions herein will (i) result in a violation or breach of or conflict with the Buyer Certificate or Buyer Bylaws or the organizational documents of Buyer Bank and any of Buyer’s Subsidiaries, (ii) subject to obtaining the consents and approvals referred to in Section 4.08(a), result in a violation or breach of or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, or give rise to a right of purchase under, accelerate the performance required by Buyer, Buyer Bank or any of Buyer’s Subsidiaries under, or result in a right of termination or acceleration under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets owned or operated by Buyer or Buyer Bank under, or result in being declared void, voidable, or without further binding effect under any of the terms, conditions or provisions of, any material agreement filed as an exhibit to in Buyer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (the “Buyer 2015 Form 10-K”) or (iii) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in Section 4.08, violate any Law applicable to the Buyer, Buyer Bank or any of Buyer’s Subsidiaries or any of their respective properties or assets, other than any such event which would not have a Material Adverse Effect on Buyer or Buyer Bank.
(c)    Except as set forth on Buyer Disclosure Schedule 4.05(b), Buyer Bank is not subject to any material restrictions on its operations or its authority to conduct any activities or business that are not otherwise applicable to all federally-insured commercial banks.
Section 4.06    SEC Documents; Financial Statements.
(a)    Buyer has filed (or furnished, as applicable) all required reports, registration statements, definitive proxy statements or documents required to be filed with the SEC or furnished to the SEC since January 1, 2015 (the “Buyer Reports”), and has paid all fees and assessments due and payable in connection therewith, except where the failure to file or furnish such report, registration statement, definitive proxy statements or documents required to be filed or to pay such fees and assessments would not be material. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the Buyer Reports complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Buyer Reports, and none of the Buyer Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, (in the case of filings under the Securities Act, at the time it was declared effective) contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no unresolved outstanding comments from or unresolved issues raised by the SEC, as applicable, with respect to any of the Buyer Reports.
(b)    The consolidated financial statements of Buyer (including any related notes and schedules thereto) included in the Buyer Reports complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared from the books and records of Buyer and the Buyer Subsidiaries, and all such books and records have been maintained in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein) and any other legal and accounting requirements, and fairly present, in all material respects, the consolidated financial position of Buyer and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown, subject in the case of unaudited statements, only to year-end audit adjustments not material, individually or in the aggregate, in nature and amount, and to the absence of footnote disclosure. Except for those liabilities to the extent reflected or reserved against in the most recent audited consolidated balance sheet of Buyer and its Subsidiaries contained in the Buyer 2015 10-K and, except for liabilities reflected in Buyer Reports filed prior to the date hereof or incurred in the ordinary course of business consistent with past practices or in connection with this Agreement, since December 31, 2015, neither Buyer nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto.
(c)    Buyer and each of its Subsidiaries, and the officers and directors of each, have made all certifications required under and are otherwise in compliance in all material respects with and have complied in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and the related rules and regulations promulgated under such act and the Exchange Act and (ii) the applicable listing and corporate governance rules and regulations of NASDAQ. Buyer (x) has established and maintained disclosure controls and procedures to ensure that material information relating to Buyer and its Subsidiaries is made known to its officers; (y) has designed internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act; and (z) has evaluated the effectiveness of Buyer’s disclosure controls and procedures and has disclosed, based on its most recent evaluation, to its outside auditors and the audit committee of the Board of Buyer, and to the extent required by Law, in its Buyer Reports, (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Buyer’s ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Buyer’s internal control over financial reporting.
(d)    Since January 1, 2013, neither Buyer nor any of its Subsidiaries nor, to Buyer’s Knowledge, any director, officer, employee, auditor, accountant or representative of Buyer or any of its Subsidiaries has received or otherwise had or obtained Knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Buyer or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Buyer or any of its Subsidiaries has engaged in questionable accounting or auditing practices or otherwise relating to the Sarbanes-Oxley Act.
Section 4.07    Regulatory Reports. Since January 1, 2012, Buyer and its Subsidiaries have duly filed with the FDIC, the FRB, the FRBank, the Missouri Division of Finance and any other applicable Governmental Authority, in correct form, in all material respects, the reports and other documents required to be filed under applicable Laws and regulations and have paid all fees and assessments due and payable in connection therewith, and such reports were in all material respects complete and accurate and in compliance with the requirements of applicable Laws and regulations. Other than normal examinations conducted by a Governmental Authority in the ordinary course of business of Buyer and its Subsidiaries, no Governmental Authority has notified Buyer or any of its Subsidiaries in writing, or to Buyer’s Knowledge, orally, that it has initiated or has pending any proceeding or, to the Knowledge of Buyer, threatened an investigation into the business or operations of Buyer or any of its Subsidiaries since January 1, 2012 that would reasonably be expected to be material. To Buyer’s Knowledge, there is no material unresolved violation, criticism, or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Buyer or any of its Subsidiaries. There have been no material inquiries by, or disagreements or disputes with, any Governmental Authority with respect to the business, operations, policies or procedures of Buyer or any of its Subsidiaries since January 1, 2012.
Section 4.08    Regulatory Approvals; No Defaults.
(a)    Except as would not be material, no consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority are required to be made or obtained by Buyer or any of its Subsidiaries in connection with the execution, delivery or performance by Buyer and Buyer Bank of this Agreement or to consummate the transactions contemplated by this Agreement, except for filings of applications or notices with, and consents, approvals or waivers by the FRB, the FRBank, the FDIC, the Missouri Division of Finance, respectively, and the filing with the SEC of the Proxy Statement-Prospectus and the Registration Statement and declaration of effectiveness of the Registration Statement and compliance with the applicable requirements of the Exchange Act, and such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” Laws of various states in connection with the issuance of the shares of Buyer Common Stock pursuant to this Agreement. Subject to the receipt of the approvals referred to in the preceding sentence, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby (including, without limitation, the Merger and the Bank Merger) by Buyer and Buyer Bank do not and will not (i) constitute a breach or violation of, or a default under, the Buyer Certificate, Buyer Bylaws or similar governing documents of Buyer, Buyer Bank, or any of their respective Subsidiaries, (ii) except as would not be material, violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Buyer or any of its Subsidiaries, or any of their respective properties or assets, (iii) conflict with, result in a breach or violation of any provision of, or the loss of any benefit under, or a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the creation of any Lien (other than Permitted Liens) under, result in a right of termination or the acceleration of any right or obligation under, any Buyer Material Contract, or (iv) except as set forth in Buyer Disclosure Schedule 4.08(a) require the consent or approval of any third party or Governmental Authority under any such Law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation, with only such exceptions in the case of each of clauses (iii) and (iv), as would not reasonably be expected to have a Material Adverse Effect on Buyer or Buyer Bank.
(b)    As of the date hereof, Buyer has no Knowledge of any reason that (i) the Regulatory Approvals referred to in Section 6.01(b) will not be received from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) any Burdensome Condition would be imposed.
Section 4.09    Legal Proceedings. Except as set forth in the Buyer Reports, as of the date of this Agreement:
(a)    There are no material civil, criminal, administrative or regulatory actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, default, or breach, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature pending or, to Buyer’s Knowledge, threatened against Buyer or any of its Subsidiaries or to which Buyer or any of its Subsidiaries is a party, including any such actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, default, or breach, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature that challenge the validity or propriety of the transactions contemplated by this Agreement or which could adversely affect the ability of Buyer or any Buyer Subsidiary to perform their respective obligations under this Agreement.
(b)    There is no material injunction, order, judgment, decree or regulatory restriction imposed upon Buyer or any of its Subsidiaries (or that, upon consummation of the transactions contemplated herein, would apply to the Surviving Entity or any of its Affiliates), or the assets of Buyer or any of its Subsidiaries, and neither Buyer nor any of its Subsidiaries has been advised in writing, or, to Buyer’s Knowledge, orally, of, or otherwise has Knowledge of, the threat of any such action.
Section 4.10    Absence of Certain Changes or Events. Since December 31, 2015 to the date hereof, there has been no change or development in the business, operations, assets, liabilities, condition (financial or otherwise), results of operations, cash flows or properties of Buyer or any of its Subsidiaries which has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Buyer or Buyer Bank.
Section 4.11    Compliance with Laws.
(a)    Buyer and each of its Subsidiaries is, and have been since January 1, 2012, in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Dodd-Frank Act, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act or the regulations implementing such statutes, regulations promulgated by the Consumer Financial Protection Bureau, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory lending, financing, leasing or business practices and all agency requirements relating to the origination, sale, servicing, administration and collection of mortgage loans and consumer loans, or the statutes and regulations of the State of Missouri relating to banks and banking. Neither Buyer nor any of its Subsidiaries has been advised in writing, or, to Buyer’s Knowledge, orally, of any material supervisory criticisms regarding their non-compliance with the Bank

Secrecy Act or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers.
(b)    Buyer and Buyer Bank and their respective employees have all material permits, licenses, authorizations, orders and approvals of, and each has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Buyer’s Knowledge, no suspension or cancellation of any of them is threatened, except where the absence of such permit, license, authorization, order or approval has not had, and would not reasonably be expected to have, a Material Adverse Effect on Buyer or Buyer Bank.
(c)    Except as would not be reasonably expected to be material, neither Buyer nor Buyer Bank has received, since January 1, 2012 to the date hereof, written or, to Buyer’s Knowledge, oral notification from any Governmental Authority (i) asserting that it is not in compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization.
Section 4.12    Brokers. Neither Buyer nor any Subsidiary thereof, nor any of their respective officers or directors has employed any broker, finder, investment banker or financial advisor, or incurred any liability for any fees or commissions to any such Person, in connection with the Merger or related transactions contemplated by this Agreement, other than as set forth on Buyer Disclosure Schedule 4.12 and pursuant to letter agreements listed thereon, true, complete and correct copies of which have been previously delivered to Company.
Section 4.13    Tax Matters.
(a)    Buyer and each of its Subsidiaries have filed all material Tax Returns that they were required to file under applicable Laws and regulations, other than Tax Returns that are not yet due or for which a request for extension was filed consistent with requirements of applicable Law or regulation. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. All material Taxes due and owing by Buyer or any of its Subsidiaries (whether or not shown on any Tax Return) have been paid other than Taxes that have been reserved or accrued on the balance sheet of Buyer and which Buyer is contesting in good faith. Neither Buyer nor any of its Subsidiaries currently has any open Tax years prior to 2011. Since January 1, 2013, no written claim has been made by an authority in a jurisdiction where Buyer does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no Liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Buyer or any of its Subsidiaries.
(b)    No foreign, federal, state, or local Tax audits or administrative or judicial Tax proceedings are currently being conducted or, to Buyer’s Knowledge, pending with respect to Buyer or any of its Subsidiaries. Other than with respect to audits that have already been completed and resolved, neither Buyer nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Buyer and or any of its Subsidiaries have not filed Tax Returns) any written (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Company or any of its Subsidiaries.
(c)    Buyer has made available to Company true and complete copies of the United States federal, state, local, and foreign consolidated income Tax Returns filed with respect to Company for taxable periods ended December 31, 2015 and 2014. Buyer has delivered to Company correct and complete copies of all examination reports and statements of deficiencies assessed against or agreed to by Buyer with respect to income Taxes filed for the years ended December 31, 2015 and 2014. Buyer has timely and properly taken such actions in response to and in compliance with written notices that Buyer has received from the IRS in respect of information reporting and backup and nonresident withholding as are required by Law.
(d)    Buyer has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, which such waiver or extension is still valid and in effect.

(e)    Neither Buyer nor any of its Subsidiaries has engaged or will engage in a listed transaction as that term is defined in Regulation 1.6011-4(b)(2).
Section 4.14    Regulatory Capitalization. Buyer Bank is, and will be upon consummation of the transactions contemplated by this Agreement, “well-capitalized,” as such term is defined in the rules and regulations promulgated by the OCC. Buyer is, and will be upon consummation of the transactions contemplated by this Agreement, “well-capitalized” as such term is defined in the rules and regulations promulgated by the FRB.
Section 4.15    Buyer Material Contracts; Defaults.
(a)    Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Buyer or any of its Subsidiaries is a party or by which Buyer or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the Buyer 2015 Form 10-K, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each, a “Buyer Material Contract”).
(b)    (i) Each Buyer Material Contract is valid and binding on Buyer and any of its Subsidiaries to the extent such Subsidiary is a party thereto, as applicable, and to the Knowledge of Buyer, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, has not had a Material Adverse Effect on Buyer or Buyer Bank; and (ii) neither Buyer nor any of its Subsidiaries is in default under any Buyer Material Contract or other material agreement, commitment, arrangement, Lease, Insurance Policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which its assets, business, or operations receives benefits, except to the extent that such default or event of default has not had, and is not reasonably likely to have, a Material Adverse Effect on Buyer or Buyer Bank. No material power of attorney or similar authorization given directly or indirectly by Buyer or any of its Subsidiaries is currently outstanding.
Section 4.16    Employee Benefit Plans.
(a)    All “employee benefit plans” (as defined in Section 3(3) of ERISA) and any other plans, contracts, programs, practices, policies or arrangements, qualified or unqualified, written or unwritten, whether or not subject to ERISA, providing compensation or other benefits including any pension, retirement, saving, profit sharing, health and welfare, change of control, fringe benefit, severance pay, compensation, deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive, bonus plans, in each case to any current or former employees of Buyer, any of its Subsidiaries or any Buyer Controlled Group Members (such current and former employees collectively, the “Buyer Employees”), or any current or former directors or officers of Buyer, any of its Subsidiaries, or Buyer Controlled Group Members and to which Buyer, any of its Subsidiaries, or any Buyer Controlled Group Member is a party or sponsoring, participating or contributing employer or has or reasonably could be expected to have any liability or contingent liability (including, but not limited to any, liability arising from affiliation under Section 414 of the Code or Section 4001 of ERISA) (all such plans, contracts, policies, programs, practices or arrangements are collectively referred to as the “Buyer Benefit Plans”), are identified or described in Buyer Disclosure Schedule 4.16(a). Except as otherwise described in Buyer Disclosure Schedule 4.16(a), neither Buyer nor any of its Subsidiaries or Buyer Controlled Group Members has any stated plan, intention or commitment to establish any new company benefit plan or to materially modify any Buyer Benefit Plan (except to the extent required by Law).
(b)    Each Buyer Benefit Plan has been established, maintained, operated, administrated and funded in all material respects in compliance with its terms and all applicable Laws, including ERISA and the Code. Each Buyer Benefit Plan which is intended to be “qualified” under Section 401(a) of the Code (“Buyer 401(a) Plan”), has received a favorable determination or opinion letter from the IRS. Neither Buyer nor any of its Subsidiaries or any Buyer Controlled Group Member has engaged in a transaction with respect to any Buyer Benefit Plan, including a Buyer 401(a) Plan, that could subject Buyer, any of its Subsidiaries or any Buyer Controlled Group Member to a material Tax or material penalty under any Law including, but not limited to, Section 4975 of the Code or Section

502(i) of ERISA. No Buyer 401(a) Plan has been submitted under or been the subject of an IRS voluntary compliance program submission. With respect to any Buyer Benefit Plan, there are no pending or, to Buyer’s Knowledge, threatened actions, suits, claims or other proceedings against any such Buyer Benefit Plan (other than routine claims for benefits).
(c)    Neither the Buyer, nor any of its Subsidiaries, Buyer Controlled Group Members or any ERISA Affiliate of any of the foregoing sponsor, maintain, administer or contribute to, or have ever sponsored, maintained, administered or contributed to, or have had or could have had any liability (including liability under Subtitle C or D of Title IV of ERISA) with respect to, any Buyer Benefit Plan, including (i) any Buyer Benefit Plan subject to the funding standard of Section 302 of ERISA or Title IV of ERISA or Section 412 of the Code, (ii) a “multiemployer plan” within the meaning of Section 3(37) of ERISA, (iii) any multiemployer plan under Subtitle E of Title IV of ERISA, (iv) any “multiple employer welfare arrangement (as defined in Section 3(40) of ERISA, or (v) any tax-qualified “defined benefit plan” (as defined in Section 3(35) of ERISA. No notice of a “reportable event,” within the meaning of Section 4043 of ERISA (excluding those for which notice to the PBGC has been waived by regulation) has been required to be filed for any Buyer Benefit Plan or by any ERISA Affiliate.
(d)    Except as set forth in the Buyer Disclosure Schedule 4.16(d), all required contributions, distributions, reimbursements and premium payments required to be made with respect to all Buyer Benefit Plans have been made in all material respects in compliance with the terms of the applicable Buyer Benefit Plan or, if applicable within the time period prescribed by applicable Law or have been reflected on the consolidated financial statements of Buyer to the extent required to be reflected under applicable accounting principles.
(e)    Except as set forth in Buyer Disclosure Schedule 4.16(e), no Buyer Benefit Plan provides any life insurance, medical or other employee welfare benefits to any Buyer Employee, upon his or her retirement or termination of employment for any reason, except as may be required by Law (including the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended).
(f)    All Buyer Benefit Plans that are group health plans have been operated in compliance in all material respects with the group health plan continuation requirements of Section 4980B of the Code and the other applicable sections of ERISA and the Code. Except as set forth in Buyer Disclosure Schedule 4.16(f), Buyer may amend or terminate any such Buyer Benefit Plan at any time without incurring any material liability thereunder for future benefits coverage at any time after such termination, except for (i) as may be required by Law, (ii) the payment of benefits, fees or charges accrued or incurred through the date of termination, and (iii) the payment of administrative expenses associated with such amendment or termination.
(g)    Each Buyer Benefit Plan that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code has been operated and administered in compliance with Section 409A of the Code, has been in documentary compliance in all respects with the applicable provisions of Code Section 409A, and no payment to be made under any such Buyer Benefit Plan is, or to the Buyer’s Knowledge will be, subject to the penalties of Section 409A(a)(1) of the Code.
Section 4.17    Labor Matters. Neither Buyer nor any of its Subsidiaries is a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Buyer’s Knowledge threatened, asserting that Buyer or any of its Subsidiaries has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Buyer or any of its Subsidiaries to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it pending or, to Buyer’s Knowledge, threatened, nor to the Knowledge of Buyer or Buyer Bank is there any activity involving any Buyer employees seeking to certify a collective bargaining unit or engaging in other organizational activity.
Section 4.18    Buyer Regulatory Agreements. Neither Buyer nor Buyer Bank is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has been ordered to pay any civil money penalty or has adopted any policies, procedures or board resolutions at the request of any Governmental Authority that, in any such case, (a) currently restricts in any material respect the conduct of its business or in any material manner relates to its capital adequacy, its ability to pay dividends, its credit, risk management or compliance policies, its internal controls, its management or its business, other than those of general application, or (b) would reasonably be expected to, individually or in aggregate, materially and adversely impact or interfere with Buyer’s or Buyer Bank’s operations, and, to the Knowledge of Buyer, since January 1, 2012, Buyer has not been advised in writing or, to Buyer’s Knowledge, orally, by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any of the foregoing, other than those of general application. To Buyer’s Knowledge, as of the date hereof, there are no investigations relating to any regulatory matters pending before any Governmental Authority with respect to Buyer or any of its Subsidiaries.
Section 4.19    Community Reinvestment Act, Anti-money Laundering and Customer Information Security. Except as set forth on Buyer Disclosure Schedule 4.19, and except as has not been and would not reasonably be expected to materially and adversely affect or interfere with Buyer’s or Buyer Bank’s operations, neither Buyer nor any of its Subsidiaries is a party to any agreement with any individual or group regarding Community Reinvestment Act matters. Neither Buyer nor any of its Subsidiaries has Knowledge of any facts or circumstances that would cause Buyer or Buyer Bank: (a) to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory”; or (b) to be deemed to be operating in violation of the Bank Secrecy Act and its implementing regulations (31 C.F.R. Title X), the USA PATRIOT Act, any order issued with respect to anti-money laundering by the U.S. Department of the Treasury’s Office of Foreign Assets Control, or any other applicable anti-money laundering statute, rule or regulation; or (c) to be deemed not to be in compliance with the applicable privacy of customer information requirements contained in any federal and state privacy Laws and regulations, including, without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and regulations promulgated thereunder, as well as the provisions of the information security program adopted by Buyer Bank pursuant to 12 C.F.R. Part 364. Furthermore, the board of directors of Buyer Bank has adopted and Buyer Bank has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act. As of the date hereof, Buyer’s and Buyer Bank’s most recent examination rating under the Community Reinvestment Act was “satisfactory” or better.
Section 4.20    Environmental Matters.
(a)    Each of Buyer and its Subsidiaries is in material compliance with all applicable Environmental Laws and to Buyer’s Knowledge there has been no release or threat of release to the environment of Hazardous Substances at, on or under any Buyer Owned Property or Buyer Leased Property.
(b)    Neither Buyer nor any of its Subsidiaries has received any notice, citation, summons or order, complaint or penalty assessment by any governmental or other entity or Person with respect to a property in which Buyer or any of its Subsidiaries holds a security interest or other lien for (i) any alleged violation of Environmental Law, (ii) any failure to have any environmental permit, certificate, license, approval, or registration, or (iii) any use, possession, generation, treatment, storage, recycling, transportation or disposal of any Hazardous Substance.
Section 4.21    Deposit Insurance. The deposits of Buyer Bank are insured by the FDIC in accordance with the FDIA to the fullest extent permitted by Law, and Buyer Bank has paid all premiums and assessments and filed all reports required by the FDIA when due. No proceedings for the suspension, revocation, or termination of such deposit insurance are pending or, to Buyer’s and Buyer Bank’s Knowledge, threatened.
Section 4.22    Loans.
(a)    Except as would not reasonably be expected to be material, each Loan held in Buyer’s, Buyer Bank’s or any of their respective Subsidiaries’ loan portfolio (each a “Buyer Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, is and has been secured by valid Liens which have been perfected and, (iii) to Buyer’s Knowledge, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent conveyance and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(b)    All currently outstanding Buyer Loans were solicited, originated, administered, and, currently exist, and the relevant Loan files are being maintained, in material compliance with all applicable requirements of Law, the applicable loan documents, and Buyer Bank’s lending policies at the time of origination of such Buyer Loans, and the notes or other credit or security documents with respect to each such outstanding Buyer Loan are complete and correct in all material respects. There are no oral modifications or amendments or additional agreements related to the Buyer Loans that are not reflected in the written records of Buyer or Buyer Bank, as applicable. All such Buyer Loans are owned by Buyer or Buyer Bank free and clear of any Liens (other than blanket Liens by the Federal Home Loan Bank of Des Moines and the Federal Reserve Bank). No claims of defense as to the enforcement of any currently outstanding Buyer Loan have been asserted in writing against Buyer or Buyer Bank for which there is a reasonable probability of an adverse determination, and, except as set forth in Buyer Disclosure Schedule 4.22(b), neither Buyer nor Buyer Bank has any Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable probability of a determination adverse to Buyer Bank.
(c)    Except as would not reasonably be expected to be material, neither Buyer nor any of its Subsidiaries is a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates Buyer or any of its Subsidiaries to repurchase from any such Person any Loan or other asset of Buyer or any of its Subsidiaries, unless there is a material breach of a representation or covenant by Buyer or any of its Subsidiaries, and none of the agreements pursuant to which Buyer or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
(d)    Neither Buyer nor any of its Subsidiaries is now nor has it ever been since January 1, 2012, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of mortgage or consumer Loans.
(e)    Since January 1, 2014, neither Buyer nor any of its Subsidiaries has canceled, released or compromised any Loan, obligation, claim or receivable other than in the ordinary course of business.
(f)    Buyer Disclosure Schedule 4.22(f) (i) sets forth the aggregate outstanding principal amount of Loans as of September 30, 2016, and (ii) identifies, as of September 30, 2016, any Loans under the terms of which the obligor was over sixty (60) days delinquent in payment of principal or interest or has been placed on non-accrual status as of such date.
(g)    Buyer Disclosure Schedule 4.22(g) identifies, as of September 30, 2016, each of the Buyer Bank Criticized Loans together with the principal amount of each such Loan and the identity of the borrower thereunder as of such date.
(h)    Buyer Disclosure Schedule 4.22(h) identifies each asset of Buyer or any of its Subsidiaries that as of September 30, 2016 was classified as OREO and the book value thereof as of the date of this Agreement as well as any assets classified as OREO since June 30, 2016 to the date hereof and any sales of OREO between September 30, 2016 and the date hereof, reflecting any gain or loss with respect to any OREO sold.
Section 4.23    Allowance for Loan and Lease Losses. Buyer’s reserves, allowance for loan and lease losses and carrying value for real estate owned as reflected in the Buyer Reports, were, in the opinion of management, as of the applicable dates thereof, adequate in all material respects to provide for possible losses on the applicable items and in compliance with Buyer’s and Buyer Bank’s existing methodology for determining the adequacy of its allowance for loan and lease losses as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.
Section 4.24    Intellectual Property.
(a)    Except as would not have a Material Adverse Effect on Buyer or its Subsidiaries, and except as set forth on Buyer Disclosure Schedule 4.24(a), Buyer or its Subsidiaries own all right, title and interest in and to, or has a valid license to use all Buyer Intellectual Property, free and clear of all Liens (other than Permitted Liens), royalty or other payment obligations (except for royalties or payments with respect to off the shelf Software at standard commercial rates), and there is no known default or expected default by any party to any material agreement related to Buyer Intellectual Property.
(b)    Except as set forth on Buyer Disclosure Schedule 4.24(b), the Buyer Intellectual Property constitutes all of the Intellectual Property used or useful in or necessary to carry on the business of Buyer and its Subsidiaries as currently conducted. The Buyer Intellectual Property owned by the Buyer or its Subsidiaries is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and neither Buyer nor any of its Subsidiaries has received notice challenging the validity or enforceability of any such Buyer Intellectual Property.
(c)    None of Buyer or any of its Subsidiaries is, nor will any of them be as a result of the execution and delivery of this Agreement or the performance by Buyer of its obligations hereunder, in violation of any material licenses, sublicenses and other agreements as to which Buyer or any of its Subsidiaries is a party and pursuant to which Buyer or any of its Subsidiaries is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software, and neither Buyer nor any of its Subsidiaries has received notice challenging Buyer’s or any of its Subsidiaries’ license or legally enforceable right to use any such third-party intellectual property rights, and the consummation of the transactions contemplated hereby will not result in the loss or impairment of the right of Buyer or any of its Subsidiaries to own or use any material Buyer Intellectual Property.
(d)    To Buyer’s Knowledge, Buyer and its Subsidiaries have not interfered with, infringed upon, misappropriated, or otherwise conflicted with any Intellectual Property rights of any other Person, and Buyer or any of its Subsidiaries have never received any written charge, complaint, claim, demand or notice alleging any such interference, infringement, misappropriation or violation (including any claim that Buyer or any of its Subsidiaries must license or refrain from using any Intellectual Property rights of any other Person). To Buyer’s Knowledge, no other Person has interfered with, infringed upon, misappropriated or otherwise conflicted with any Company Intellectual Property rights owned by, or licensed to, Buyer or any of its Subsidiaries.
(e)    To Buyer’s Knowledge, Buyer and each of its Subsidiaries: (i) is, and at all times prior to the date hereof has been, compliant with applicable Laws, and their own privacy policies and commitments to their respective customers, consumers and employees, concerning data protection and the privacy and security of personal data and the nonpublic personal information of their respective customers, consumers and employees and (ii) at no time during the two years prior to the date hereof has received any written notice asserting any violations of any of the foregoing.
Section 4.25    Tangible Property and Assets. Buyer or its Subsidiaries has fee title to the Buyer Owned Property, and, to Buyer’s Knowledge, valid leasehold interests in or otherwise legally enforceable rights to use all of the Buyer Leased Property. Except as has not had, and would not reasonably be expected to have, a Material Adverse Effect on Buyer or Buyer Bank, all buildings, structures, fixtures, building systems and equipment, and all components thereof included in the Buyer Owned Property and, to Buyer’s Knowledge, the Buyer Leased Property, are sufficient for the operation of the business of Buyer and its Subsidiaries as currently conducted.
Section 4.26    Derivative Transactions. All Derivative Transactions entered into by Buyer or any of its Subsidiaries or for the account of any of its customers were entered into in accordance with applicable Laws and regulatory policies of any Governmental Authority, and were entered into in the Ordinary Course of Business and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by Buyer or any of its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with its advisers) and to bear the risks of such Derivative Transactions. Buyer and each of its Subsidiaries have performed in all material respects all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to Buyer’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
Section 4.27    Financing; Stock Consideration. Buyer has as of the date hereof and will have as of the Effective Time sufficient available capital resources, including under its credit facility, to pay the amounts required to be paid and will have duly reserved sufficient shares of Buyer Common Stock to be issued to Company shareholders pursuant to this Agreement upon consummation of the Merger. The shares of Buyer Common Stock to be issued and delivered to Company shareholders in accordance with this Agreement, when so issued and delivered, will be duly authorized and validly issued and fully paid and non-assessable, and no shareholder of Buyer shall have any pre-emptive rights with respect thereto.
Section 4.28    Buyer Information. To Buyer’s Knowledge, no written representation, statement or other writing furnished or to be furnished by Buyer or Buyer Bank to Company and contained in this Agreement and Buyer Disclosure Schedules contains or will contain any untrue statement of material fact or will omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each statement, certificate, instrument, and other writing furnished or to be furnished by Buyer or Buyer Bank for inclusion in any Regulatory Approval or other application, notification or document filed with any other Governmental Authority in connection with the Merger, Bank Merger or other transactions contemplated herein, will, at the time each such document is filed with any Governmental Authority, not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
Section 4.29    No Other Representations and Warranties. Except for the representations and warranties made by Buyer and Buyer Bank in this Article 4, none of Buyer, Buyer Bank nor any other Person makes any express or implied representation or warranty with respect to Buyer or its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Buyer and Buyer Bank hereby disclaim any such other representations or warranties.
ARTICLE 5.
COVENANTS

Section 5.01    Covenants of Company. During the period from the date of this Agreement and continuing until the Effective Time, except (i) as set forth in Company Disclosure Schedule 5.01 on the date hereof, (ii) as expressly contemplated or permitted by this Agreement or as required by applicable Law, or (iii) with the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed), Company shall carry on its business, including the business of each of its Subsidiaries, only in the Ordinary Course of Business, and in compliance in all material respects with all applicable Laws. Without limiting the generality of the foregoing, except (i) as set forth in Company Disclosure Schedule 5.01 on the date hereof, (ii) as expressly contemplated or permitted by this Agreement or as required by applicable Law, or (iii) with the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed), Company and each of its Subsidiaries shall, in respect of loan loss provisioning, securities, portfolio management, compensation and other expense management and other operations which might impact Company’s equity capital, operate only in all material respects in the Ordinary Course of Business and in accordance with the limitations set forth in this Section 5.01 unless otherwise consented to in writing by Buyer (such consent not to be unreasonably withheld or delayed). Except (i) as set forth in Company Disclosure Schedule 5.01 on the date hereof, (ii) as expressly contemplated or permitted by this Agreement or as required by applicable Law, or (iii) with the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed), Company and Company Bank will use commercially reasonable efforts consistent with past practice to (i) preserve its business organizations and assets intact, (ii) keep available to itself and, after the Effective Time, Buyer the present services of the current officers and employees of Company and its Subsidiaries, (iii) preserve for itself and, after the Effective Time, Buyer the goodwill of its customers, employees, lessors and others with whom business relationships exist, and (iv) continue collection efforts with respect to any delinquent loans. If Company desires to request prior written consent of Buyer with respect to any of the covenants pursuant to Section 5.01, such request shall be submitted to a central email address specified by Buyer on the date hereof, with receipt acknowledgment, and shall cite to the appropriate subsection of this Section 5.01 and shall provide reasonable detail and supporting documentation for the request. Buyer shall respond as soon as reasonably as practicable and, in the case of Section 5.01 (q) or (s), shall respond within two (2) Business Days, and, in the case of Section 5.01(r), within three (3) hours so long as the email is submitted within Buyer’s normal business hours, with an answer or to request additional information; provided that, if Buyer does not respond in such respective two (2) Business Day or three (3) hour period for any request pursuant to Section 5.01 (q), (r) or (s), it shall be deemed a consent by Buyer. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (i) as set forth in Company Disclosure Schedule 5.01 on the date hereof, (ii) as expressly contemplated or permitted by this Agreement or as required by applicable Law, or (iii) with the prior written consent of Buyer (such consent not to be unreasonably withheld or delayed), the Company shall not and shall not permit its Subsidiaries to:
(a)    Stock. (i) Except pursuant to Rights issued and outstanding as of the date of this Agreement, issue, sell, grant, pledge, dispose of, encumber, or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock, any Rights, any award or grant under the Company Stock Plans or otherwise (except for securities issued upon the due course exercise of an option pursuant to the terms of any Company Stock Plan), or any other securities of Company or its Subsidiaries (including units of beneficial ownership interest in any partnership or limited liability company), or enter into any agreement with respect to the foregoing, (ii) except as expressly permitted by this Agreement, accelerate the vesting of any existing Rights (except as provided by the terms of such Rights), or (iii) except as expressly permitted by this Agreement, directly or indirectly change (or establish a record date for changing), adjust, split, combine, redeem, reclassify, exchange, purchase or otherwise acquire any shares of its capital stock, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of its stock or any of its Rights issued and outstanding prior to the Effective Time.
(b)    Dividends; Other Distributions. Make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock, except for payments from Company Bank to Company or from any Subsidiary of Company Bank to Company Bank.
(c)    Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, compensatory, severance, retention or similar agreements or arrangements with any director, officer or employee of Company or any of its Subsidiaries, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except (i) normal increases in base salary to employees in the Ordinary Course of Business and pursuant to policies currently in effect, provided that, such increases shall not result in an annual adjustment in base compensation (which includes base salary and any other compensation other than bonus payments) of more than 6% for any individual or 5% in the aggregate for all employees of Company or any of its Subsidiaries, (ii) as may be required by Law, (iii) to satisfy contractual obligations existing or contemplated as of the date hereof, as previously disclosed to Buyer and set forth in Company Disclosure Schedule 5.01(c) on the date hereof, and (iv) bonus payments in the Ordinary Course of Business and pursuant to plans in effect on the date hereof, provided that, such payments shall not exceed the aggregate amount set forth in Company Disclosure Schedule 5.01(c) on the date hereof and shall not be paid to any individual for whom such payment would be an “excess parachute payment” as defined in Section 280G of the Code.
(d)    Hiring. Hire any Person as an employee of Company or any of its Subsidiaries, except for at-will employees at an annual rate of salary not to exceed $60,000 to fill vacancies that may arise from time to time in the Ordinary Course of Business.
(e)    Benefit Plans. Enter into, establish, adopt, amend, modify or terminate (except (i) as may be required by or to make consistent with applicable Law, subject to the provision of prior written notice to and consultation with respect thereto with Buyer, (ii) to satisfy contractual obligations existing as of the date hereof and set forth in Company Disclosure Schedule 5.01(e), (iii) as previously disclosed to Buyer and set forth in Company Disclosure Schedule 5.01(e), or (iv) as may be required pursuant to the terms of this Agreement) any Company Benefit Plan or other pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any current or former director, officer or employee of Company or any of its Subsidiaries.
(f)    Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof and set forth in Company Disclosure Schedule 5.01(f), pay, loan or advance any amount to, or sell, transfer or lease any properties or assets to, or buy, acquire, or lease any properties or assets from, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or Associates of any of its officers or directors other than compensation or business expense advancements or reimbursements in the Ordinary Course of Business and other than part of the terms of such Persons’ employment or service as a director with Company or any of its Subsidiaries and other than deposits held by Company Bank in the Ordinary Course of Business.

(g)    Dispositions. Except in the Ordinary Course of Business, sell, license, lease, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties or cancel or release any indebtedness owed to Company or any of its Subsidiaries.
(h)    Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) all or a material portion of the assets, debt, business, deposits or properties of any other entity or Person, except for purchases specifically approved by Buyer pursuant to any other applicable paragraph of this Section 5.01; provided that, for the avoidance of doubt, Company shall be permitted without Buyer’s prior consent to purchase (and nothing in this Article 5 shall prohibit Company from purchasing) business-related supplies in the Ordinary Course of Business.
(i)    Capital Expenditures. Except as set forth in any Company Material Contract or Lease, make any capital expenditures in excess of $5,000 individually, or $25,000 in the aggregate.
(j)    Governing Documents. Amend Company’s articles of incorporation or bylaws or any equivalent documents of Company’s Subsidiaries.
(k)    Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws or GAAP or applicable regulatory accounting requirements.
(l)    Contracts. Except in the Ordinary Course of Business (i) enter into, amend, modify, terminate, extend, or waive any material provision of, any Company Material Contract, Lease or Insurance Policy, or make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of such contracts, leases and insurance policies without material adverse changes of terms with respect to Company or any of its Subsidiaries, or (ii) enter into any contract that would constitute a Company Material Contract if it were in effect on the date of this Agreement.
(m)    Claims. Other than settlement of foreclosure actions or deficiency judgment settlements in the Ordinary Course of Business, (i) enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Company or any of its Subsidiaries is or becomes a party after the date of this Agreement, which settlement or agreement (A) involves payment by Company or any of its Subsidiaries of an amount which exceeds $25,000 individually, or $50,000 in the aggregate, and/or (B) would impose any material restriction on the business of Company or any of its Subsidiaries or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment materially restricting or otherwise affecting the business or operations of the Company and its Subsidiaries.
(n)    Banking Operations. Enter into any material new line of business, introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation, guidance or policies imposed by any Governmental Authority; or (iii) make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans, including a change in practice at any location, its hedging practices and policies.
(o)    Derivative Transactions. Enter into any Derivative Transaction.
(p)    Indebtedness. Except for overnight loans or loans with maturity less than 60 days, incur, modify, extend or renegotiate any indebtedness of Company or Company Bank or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (other than creation of deposit liabilities, purchases of federal funds, and sales of certificates of deposit, or sixty day advances, which are in each case in the Ordinary Course of Business).
(q)    Investment Securities. (i) Acquire (other than (x) by way of foreclosures, deficiency judgment settlements or acquisitions in a bona fide fiduciary capacity or (y) in satisfaction of debts previously contracted in good faith), sell or otherwise dispose of any debt security or equity investment or any certificates of deposits issued by other banks, nor (ii) change the classification method for any of the Company Investment Securities from “held to maturity” to “available for sale” or from “available for sale” to “held to maturity,” as those terms are used in ASC 320; provided that, for the avoidance of doubt, Company shall be permitted without Buyer’s prior consent to purchase or hold (and nothing in this Article 5 shall prohibit Company from purchasing or holding) (A) U.S. treasury securities with maturities of less than or equal to 12 months in the Ordinary Course of Business; (B) 15-year agency mortgage-backed securities with an effective duration of no more than 36 months; or (C) any other security consistent with past practice that has a remaining maturity of less than 4 years for purposes of replacing investment securities that are called, prepaid or otherwise redeemed by the issuer.
(r)    Deposits. Make any increases to deposit pricing, except for (w) changes made with respect to a depositor making a new deposit (or agreeing to maintain a deposit) less than $500,000; (x) increases regarding certificates of deposits with maturities less than 181 days, (y) increases in deposit pricings less than 11 basis points, or (z) immaterial changes on an individual customer basis, consistent with past practices.
(s)    Loans. Except for loans or extensions of credit approved and/or committed as of the date hereof that are listed in Company Disclosure Schedule 5.01(s), (1) make, renew, renegotiate, increase, extend or modify any (a) loan in excess of FFIEC regulatory guidelines relating to loan to value ratios, (b) any loan that is not made in conformity with Company’s ordinary course lending policies and guidelines in effect as of the date hereof, (c) loan, whether secured or unsecured, if the amount of such loan, together with any other outstanding loans (without regard to whether such other loans have been advanced or remain to be advanced), would result in the aggregate outstanding loans to any borrower of Company or any of its Subsidiaries (without regard to whether such other loans have been advanced or remain to be advanced) to exceed $2,000,000, or (d) make any loan to any borrower with a Criticized Loan, (2) sell any loan or loan pools, or (3) acquire any servicing rights, or sell or otherwise transfer any loan where the Company or any of its Subsidiaries retains any servicing rights. The limits set forth in this Section 5.01(s) may be increased upon mutual agreement of the parties, provided that such adjustments shall be memorialized in writing by all parties thereto.
(t)    Investments or Developments in Real Estate. Except for loans or extensions of credit made in compliance with this Agreement and except as required by any Company Material Contract or Lease, make any material investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by Company or its Subsidiaries.
(u)    Taxes. Except as required by applicable Law, (i) make, in any manner materially different from Company’s prior custom and practice, or change any material Tax election, file any amended Tax Return, enter into any closing agreement, settle or compromise any liability with respect to Taxes, agree to any adjustment of any Tax attribute, file any claim for a refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment.
(v)    Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by Company or any of its Subsidiaries under any agreement with any Governmental Authority or under any Company Material Contract that would reasonably be expected to result in one of the conditions set forth in Article 6 not being satisfied on the Closing Date.
(w)    Environmental Assessments. Foreclose on or take a deed or title to any real estate that upon such foreclosure or acceptance of a deed or title to such real estate will become classified as OREO (other than single-family or multi-family residential properties or otherwise in the Ordinary Course of Business) without first conducting a Phase I environmental site assessment pursuant to ASTM International (“ASTM”) Standard E1527-13 (the “ASTM Standard”) that satisfies the requirements of 40 C.F.R. Part 312 (a “Phase I ESA”), or foreclose on or take a deed or title to any real estate that upon such foreclosure or acceptance of a deed or title to such real estate will become classified as OREO (other than single-family 1-4 units residential properties) if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property.
(x)    Adverse Actions. Except as expressly contemplated or permitted by this Agreement, without the prior written consent of Buyer, Company will not, and will cause each of its Subsidiaries not to knowingly take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent, delay or impair Company’s ability to consummate the Merger or the transactions contemplated by this Agreement or (ii) prevent the Merger or Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(y)    Capital Stock Purchase. Except as a result of foreclosure or deficiency judgment settlement, directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.
(z)    Facilities. Except as required by law, file any application or make any contract or commitment for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility.
(aa)    Restructure. Merge or consolidate itself or any of its Subsidiaries with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries.
(bb)     Loan Workouts. Compromise, resolve, or otherwise “workout” any delinquent or troubled loan unless any such loan workout is done in the Ordinary Course of Business.
(cc)    Commitments. Agree to take, make any commitment to take, or adopt any resolutions of the Company Board or Company Bank’s board of directors in support of, any of the actions prohibited by this Section 5.01.
Section 5.02    Covenants of Buyer. During the period from the date of this Agreement until the Effective Time, except (i) as set forth in Buyer Disclosure Schedule 5.02, (ii) as expressly contemplated or permitted by this Agreement or as required by applicable Law, or (iii) with the prior written consent of Company (such consent not to be unreasonably withheld or delayed), Buyer shall carry on its business, including the business of each of its Subsidiaries, only in the Ordinary Course of Business, and in compliance in all material respects with all applicable Laws. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (i) as set forth in Buyer Disclosure Schedule 5.02, (ii) as expressly contemplated or permitted by this Agreement or as required by applicable Law, or (iii) with the prior written consent of Company (such consent not to be unreasonably withheld or delayed), the Buyer shall not and shall not permit its Subsidiaries to:
(a)    Governing Documents. Amend the Buyer Certificate or Buyer Bylaws or any equivalent documents of Buyer’s Subsidiaries in any manner that would adversely affect the rights of Company’s shareholders in the Surviving Entity
(b)    Capital Stock. Adjust, split, combine or reclassify any capital stock of Buyer.
(c)    Restructure. Merge or consolidate Buyer or Buyer Bank with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve Buyer or Buyer Bank.
(d)    Compliance with Agreements. Commit any act or omission which constitutes a breach or default by Buyer or any of its Subsidiaries under any agreement with any Governmental Authority or under any Buyer Material Contract or that would reasonably be expected to result in one of the conditions set forth in Article 6 not being satisfied on the Closing Date.
(e)    Adverse Actions. Take any action or knowingly fail to take any action not contemplated by this Agreement that is intended or is reasonably likely to (i) prevent, delay or impair Buyer’s ability to consummate the Merger or the transactions contemplated by this Agreement or (ii) prevent the Merger or Bank Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(f)    Commitments. Agree to take, make any commitment to take, or adopt any resolutions of the Board of Buyer in support of, any of the actions prohibited by this Section 5.02.
Section 5.03    Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each of the parties to the Agreement agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article 6 hereof, and shall cooperate fully with the other parties hereto to that end; provided, that this section will not require Buyer to agree to, or take, any Burdensome Condition.
Section 5.04    Company Shareholder Approval.
(a)    Following the execution of this Agreement, Company shall take, in accordance with applicable Law and the articles of incorporation and bylaws of Company, all action necessary to convene a special meeting of its shareholders as promptly as practicable (and in any event within forty-five (45) days following the time when the Registration Statement becomes effective, subject to extension with the consent of Buyer (not to be unreasonably withheld or conditioned)) to consider and vote upon the approval of this Agreement and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Company’s shareholders in order to permit consummation of the Merger and the transactions contemplated hereby (including any adjournment or postponement thereof, the “Company Meeting”), and shall, subject to Section 5.10 and the last sentence of this Section 5.04(a), use commercially reasonable efforts to solicit such approval by such shareholders. Subject to Section 5.10 and the last sentence of this Section 5.04(a), Company shall use commercially reasonable efforts to obtain the Requisite Company Shareholder Approval to consummate the Merger and the other transactions contemplated hereby. Except with the prior approval of Buyer, no other matters shall be submitted for the approval of Company shareholders at the Company Meeting. If the Company Board changes the Company Recommendation in accordance with Section 5.10, Company shall not be required to use commercially reasonable efforts to solicit shareholders to approve this Agreement and the transactions contemplated hereby (including the Merger) or to use commercially reasonable efforts to obtain the Requisite Company Shareholder Approval to consummate the Merger.
(b)    Except to the extent provided otherwise in Section 5.10, the Company Board shall at all times prior to and during the Company Meeting recommend approval of this Agreement by the shareholders of Company and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Company’s shareholders for consummation of the Merger and the transactions contemplated hereby (the “Company Recommendation”) and the Proxy Statement-Prospectus shall include the Company Recommendation. In the event that there is present at such meeting, in Person or by proxy, sufficient favorable voting power to secure the Requisite Company Shareholder Approval, Company will not adjourn or postpone the Company Meeting unless the Company Board reasonably determines in good faith, after consultation with and having considered the advice of counsel that failure to do so would be inconsistent with its fiduciary duties under applicable Law. Company shall keep Buyer updated with respect to the proxy solicitation results in connection with the Company Meeting as reasonably requested by Buyer.
(c)    Except to the extent provided otherwise in Section 5.10, the Company shall adjourn or postpone the Company Meeting, if, as of the time for which such meeting is originally scheduled there are insufficient shares of Company Common Stock represented (either in Person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Company has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Company Shareholder Approval. Company shall only be required to adjourn or postpone the Company Meeting two times pursuant to the first sentence of this Section 5.04(c).
Section 5.05    Takeover Laws. Buyer shall use commercially reasonable efforts to exempt (or cause the continued exemption of) this Agreement, the Merger and the Bank Merger from the requirements of any applicable antitakeover statute or regulation and from any similar provisions under the Buyer Certificate, Buyer Bylaws and the organizational documents of Buyer Bank.
Section 5.06    Registration Statement; Proxy Statement-Prospectus; NASDAQ Listing.
(a)    Buyer and Company agree to cooperate in the preparation of the Registration Statement to be filed by Buyer with the SEC in connection with the transactions contemplated by this Agreement in connection with the issuance of Buyer Common Stock in the Merger (including the Proxy Statement-Prospectus and all related documents). Company shall use commercially reasonable efforts to deliver to Buyer such financial statements and related analysis of the Company as may be required by Law in order to file the Registration Statement, and any other report required to be filed by Buyer with the SEC, in each case, in compliance with applicable Laws. Each of

Buyer and Company agree to use commercially reasonable efforts to cause the Registration Statement to be filed with the SEC within sixty (60) days from the date hereof, and to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof. Buyer also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Company agrees to cooperate with Buyer and Buyer’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from Company’s independent auditors in connection with the Registration Statement and the Proxy Statement-Prospectus. After the Registration Statement is declared effective under the Securities Act, Company, at its own expense, shall promptly mail or cause to be mailed the Proxy Statement-Prospectus to its shareholders.
(b)    Buyer shall use commercially reasonable efforts to ensure that the Proxy Statement-Prospectus and the Registration Statement shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder. Each of Buyer and Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement-Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Company Meeting to consider and vote upon approval of this Agreement, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Buyer and Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the Registration Statement or the Proxy Statement-Prospectus to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the Registration Statement or the Proxy Statement-Prospectus. Buyer will advise Company, promptly after Buyer receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Buyer Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or upon the receipt of any comments (whether written or oral) from the SEC or its staff. Buyer will provide Company and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement-Prospectus (and consider such comments in good faith) and, except to the extent such response is submitted under confidential cover, all responses to requests for additional information by and replies to comments of the SEC (and reasonable good faith consideration shall be given to any comments made by Company and its counsel in each instance) prior to filing such with, or sending such to, the SEC, and Buyer will provide Company and its counsel with a copy of all such filings made with the SEC. If at any time prior to the Company Meeting there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement-Prospectus or the Registration Statement, Buyer shall use commercially reasonable efforts to promptly prepare and file such amendment or supplement with the SEC (if required under applicable Law) and cooperate with Company to mail such amendment or supplement to Company shareholders (if required under applicable Law).
(c)    Buyer agrees to use commercially reasonable efforts to cause the shares of Buyer Common Stock to be issued in connection with the Merger to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.
Section 5.07    Regulatory Filings; Consents.
(a)    Each of Buyer and Company and their respective Subsidiaries shall cooperate and use their commercially reasonable efforts (i) to prepare all documentation (including the Proxy Statement-Prospectus), to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, including without limitation, the Regulatory Approvals and all other consents and approvals of a Governmental Authority required to consummate the Merger in the manner contemplated herein, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable; provided, however, that in no event shall Buyer be required to agree to any prohibition, limitation, or other requirement which would materially prohibit or materially limit the ownership or operation by Company or any of its Subsidiaries, or by Buyer or any of its Subsidiaries, of all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or its Subsidiaries, or compel Buyer or any of its Subsidiaries to dispose of all or any material portion of the business or assets of Company or any of its Subsidiaries or Buyer or any of its Subsidiaries, continue any portion of any Company Regulatory Agreement against Buyer after the Merger, or otherwise be reasonably likely to have a material and adverse effect on Buyer and its Subsidiaries, taken as a whole and giving effect to the Merger (measured on a scale relative to Company and its Subsidiaries, taken as a whole) (together, the “Burdensome Conditions”). Without limiting the generality of the foregoing, as soon as practicable and in no event later than sixty (60) days after the date of this Agreement, Buyer and Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices and filings required in order to obtain the Regulatory Approvals and other Governmental Authority consents and approvals required to consummate the Merger. Subject to applicable Laws, (A) Buyer and Company will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, or petition made by or on behalf of Buyer or Company or their respective Subsidiaries to any Governmental Authority in connection with the transactions contemplated by this Agreement (B) each party hereto shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority, (C) Buyer and Company shall each furnish to the other for review a copy of each such filing made solely in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing and (D) Buyer and Company will notify the other promptly and shall promptly furnish the other with copies of any communication from any Governmental Authority received by it with respect to the regulatory applications filed solely in connection with the transactions contemplated by this Agreement (and its response thereto); provided, that in no event shall Buyer or Buyer Bank be obligated to provide or otherwise disclose to Company confidential information regarding Buyer, Buyer Bank or any affiliates (except any pending merger transaction other than the Merger).
(b)    Company will use commercially reasonable efforts, and Buyer shall reasonably cooperate with Company at Company’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations described on Company Disclosure Schedules 3.12(c) and 3.30(e); provided, that neither Company nor any of its Subsidiaries will be required to make any payment to or grant any concessions to any third party in connection therewith. Each party will, to the extent permitted by applicable Law, notify the other party promptly and shall promptly furnish the other party with copies of notices or other communications received by such party or any of its Subsidiaries of any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such party, its Subsidiaries or its representatives). Company will reasonably consult with Buyer and its representatives so as to permit Company and Buyer and their respective representatives to cooperate to take appropriate measures to obtain such consents and avoid or mitigate any adverse consequences that may result from the foregoing.
Section 5.08    Publicity. Buyer and Company shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably delayed or withheld; provided, however, that Buyer may, without the prior consent of Company (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements as may upon the advice of counsel be required by Law or the rules and regulations of NASDAQ. It is understood that Buyer shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby.
Section 5.09    Access; Current Information.
(a)    For the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, upon reasonable notice and subject to applicable Laws, each party agrees to afford the other party and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours at any time and from time to time throughout the period prior to the Effective Time to its and its Subsidiaries’ books, records (including, without limitation, Tax Returns and, subject to the consent of the independent auditors, work papers of independent auditors), information technology systems, properties and personnel and to such other information relating to them as a party may reasonably request and the other party shall use commercially reasonable efforts to provide any appropriate notices to employees and/or customers in accordance with applicable Law and its privacy policy and, during such period, each party shall furnish to the other, upon reasonable request, all such other information concerning its business, properties and personnel and its Subsidiaries that is substantially similar in scope to the information provided to the other party in connection with its diligence review prior to the date of this Agreement.
(b)    As soon as reasonably practicable after they become available, to the extent permitted by applicable Law, each party will furnish to the other party copies of the board packages distributed to its board of directors or the board of directors of its subsidiary bank, or any of their respective Subsidiaries, and minutes from the meetings thereof, copies of any internal management financial control reports showing actual financial performance against plan and previous period, and copies of any reports provided to its board of directors or any committee thereof relating to its financial performance and risk management.
(c)    During the period from the date of this Agreement to the Effective Time, each of Company and Buyer will cause one or more of its designated representatives to confer on a regular basis with representatives of the other party and to report the general status of the ongoing operations of Company and its Subsidiaries and Buyer and its Subsidiaries, respectively. Without limiting the foregoing, each party agrees to provide to the other party, to the extent permitted by applicable Law, a copy of each report filed by such party or any of its Subsidiaries with a Governmental Authority reasonably promptly following the filing thereof.
(d)    During the period from the date of this Agreement to the Effective Time, each party will promptly notify the other party in writing of any matter hereafter arising which, if existing, occurring or known at the date of this Agreement, would have been required to be set forth or described in its Disclosure Schedule to Article 3 or Article 4, as applicable, or which is necessary to correct any information in its Disclosure Schedule that has been rendered materially inaccurate thereby. Each such notice shall include, or be accompanied by, a proposed supplement or amendment to such Party’s Disclosure Schedule regarding such matter (a “Schedule Supplement”). Each such Schedule Supplement shall be deemed to be incorporated into and to supplement and amend Company Disclosure Schedule or Buyer Disclosure Schedule, as applicable, as of the date of this Agreement and the Closing Date; provided, however, that if the matter which is the subject of the Schedule Supplement constitutes or relates to something that could provide Buyer with a right to terminate this Agreement in accordance with Section 7.01(e) and Buyer does not elect to terminate this Agreement prior to the earlier of (i) five (5) Business Days after the expiration of the applicable cure period and (ii) the Expiration Date, then Buyer shall be deemed to have irrevocably waived any right to terminate this Agreement on account of such matter.
(e)    No investigation by a party or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of the other party or its subsidiary bank set forth in this Agreement, or the conditions to the respective obligations of Buyer and Company to consummate the transactions contemplated hereby. Any investigation pursuant to this Section 5.09, Section 5.15 and Section 5.20 shall be conducted in such manner as not to interfere unreasonably with the conduct of business of the other party or any of its Subsidiaries.
(f)    Notwithstanding anything in this Section 5.09 to the contrary, no party shall be required to provide the other with any documents that disclose confidential discussions or information relating to this Agreement or the transactions contemplated hereby or any other matter that a party or its subsidiary bank’s board of directors has been advised by counsel that such distribution of which to the other party may violate a confidentiality obligation or fiduciary duty or any Law or regulation, or may result in its waiver of attorney-client privilege. In the event any of the restrictions in this Section 5.09(f) shall apply, each party shall consent, waiver, decree and approve necessary to satisfy any confidentiality issues relating to documents prepared or held by third parties (including work papers), and the parties will use commercially reasonable efforts to make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws.
Section 5.10    No Solicitation by Company; Superior Proposals.

(a)    Subject to Section 5.10(b), the Company shall not, and shall cause its Subsidiaries and the respective officers, directors, employees, investment bankers, financial advisors, attorneys, accountants, consultants, affiliates and other agents (collectively, the “Company Representatives”) not to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes an Acquisition Proposal; (ii) participate in discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than Buyer) any information or data with respect to the Company or any of its Subsidiaries or otherwise in furtherance of an Acquisition Proposal; (iii) release any Person from, waive any provision of, or fail to enforce any confidentiality agreement or standstill agreement to which Company is a party in furtherance of an Acquisition Proposal; or (iv) enter into any agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by the Company or any Company Representative, whether or not such Company Representative is so authorized and whether or not such Company Representative is purporting to act on behalf of the Company or otherwise, shall be deemed to be a breach of this Agreement by the Company. The Company and its Subsidiaries shall, and shall cause each of the Company Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons with respect to any existing or potential Acquisition Proposal.
(b)    Notwithstanding Section 5.10(a) or any other provision of this Agreement, at any time prior to obtaining the Requisite Company Shareholder Approval, Company may take any of the actions described in Section 5.10(a) if, but only if, (A) Company has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of this Section 5.10; (B) the Company Board reasonably determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that (1) such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (2) the failure to take such actions would be inconsistent with its fiduciary duties under applicable Law; and (C) prior to furnishing or affording access to any information or data with respect to Company or any of its Subsidiaries or otherwise relating to an Acquisition Proposal, Company receives from such Person a confidentiality agreement with terms no less favorable to Company than those contained in the confidentiality agreement with Buyer (it being understood that nothing therein shall have the effect of a standstill provision). Company shall promptly provide to Buyer any non-public information regarding Company or its Subsidiaries provided to any other Person which was not previously provided to Buyer, such additional information to be provided no later than the date of provision of such information to such other party.
(c)    Company shall promptly (and in any event within 48 hours notify Buyer in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Company or the Company Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) except to the extent that such materials constitute confidential information of the party making such offer or proposal under an effective confidentiality agreement or any such disclosure would jeopardize attorney-client privilege). Company agrees that it shall keep Buyer informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).
(d)    Subject to Section 5.10(e), neither the Company Board nor any committee thereof shall (i) withhold, withdraw, change, qualify, amend or modify, or publicly propose to withdraw, change, qualify, amend or modify, in a manner adverse in any respect to the interest of Buyer, in connection with the transactions contemplated by this Agreement (including the Merger), or take any other action or make any other public statement inconsistent with, the Company Recommendation; (ii) approve or recommend, or publicly propose to approve or recommend, any Acquisition Proposal; (iii) resolve to take, or publicly announce an intention to take, any of the foregoing actions (each of (i), (ii) or (iii) a “Company Subsequent Determination”); or (iv) enter into (or cause Company or any of its Subsidiaries to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A)

related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.10(b)) or (B) requiring Company to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.
(e)    Notwithstanding Section 5.10(d), prior to obtaining the Requisite Company Shareholder Approval, the Company Board may make a Company Subsequent Determination after the fifth (5th) Business Day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from Company advising Buyer that the Company Board has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that the failure to deliver such Notice of Superior Proposal would be inconsistent with its fiduciary duties under applicable Law (it being understood that the initial determination under this clause will not be considered a Company Subsequent Determination), but only if: (i) during the five (5) Business Day period after receipt of the Notice of Superior Proposal by Buyer (the “Notice Period”), Company and the Company Board shall have cooperated and negotiated in good faith with Buyer to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Company to proceed with the Company Recommendation without a Company Subsequent Determination; provided, however, that Buyer shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, and (ii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms, if any, as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Company Board has again in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, made the determination that the failure to make a Company Subsequent Determination in such circumstances would be inconsistent with its fiduciary duties under applicable Law. In the event of any material revisions to the Superior Proposal, Company shall be required to deliver a new Notice of Superior Proposal to Buyer and again comply with the requirements of this Section 5.10(e), except that the Notice Period shall be reduced to three (3) Business Days.
(f)    Nothing contained in this Section 5.10 shall prohibit Company or the Company Board from complying with Company’s obligations required under Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal shall be deemed a change in the Company Recommendation unless the Company Board reaffirms the Company Recommendation in such disclosure, in which case, for the avoidance of doubt, such disclosure will not be considered a Company Subsequent Determination.
Section 5.11    Indemnification.
(a)    For a period of six years from and after the Effective Time, and in any event subject to the provisions of Section 5.11(b), Buyer shall indemnify and hold harmless the present and former directors and officers of Company and Company Bank (the “Indemnified Parties”), against all costs or expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages, or liabilities incurred in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative arising out of actions or omissions of such Persons in the course of performing their duties for Company or Company Bank or any of their respective subsidiaries occurring at or before the Effective Time (including the transactions contemplated by this Agreement) (each a “Claim”), to the fullest extent as such Persons have the right to be indemnified pursuant to the articles of incorporation and bylaws of Company in effect on the date of this Agreement and applicable Law and in connection with any such Claim promptly advance expenses from time to time as incurred, to the same extent as such Persons have the right to expense advancement pursuant to the articles of incorporation and bylaws of Company in effect on the date of this Agreement and applicable Law, provided, that the Person to whom expenses are advanced provides a reasonable and customary undertaking to repay such advances, if it is ultimately determined that such Person is not entitled to indemnification.
(b)    Any Indemnified Party wishing to claim indemnification under this Section 5.11 shall promptly notify Buyer upon learning of any Claim, provided that, failure to so notify shall not affect the obligation of Buyer under this Section 5.11, unless, and only to the extent that, Buyer is materially prejudiced in the defense of such Claim as a consequence. In the event of any such Claim (whether asserted or claimed prior to, at or after the Effective Time), (i) (A) Buyer shall have the right to assume the defense thereof and Buyer shall not be liable to such Indemnified Parties for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, unless such Indemnified Party is advised in writing by counsel that the defense of such Indemnified Party by Buyer would create an actual or potential conflict of interest (in which case, Buyer shall not be obligated to reimburse or indemnify any Indemnified Party for the expenses of more than one such separate counsel for all Indemnified Parties, in addition to one local counsel in the jurisdiction where defense of any Claim has been or is to be asserted), and (B) the Indemnified Parties will cooperate in the defense of any such matter, (ii) Buyer shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld or delayed) and Buyer shall not settle any Claim without such Indemnified Party’s prior written consent (which consent shall not be unreasonably withheld or delayed) and (iii) Buyer shall have no obligation hereunder to any Indemnified Party if such indemnification would be in violation of any applicable federal or state banking Laws or regulations, or in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Laws and regulations, whether or not related to banking Laws.
(c)    For a period of six (6) years following the Effective Time, Buyer will purchase and provide director’s and officer’s liability insurance from a carrier assigned a claims-paying ability rating by A.M. Best Company, Inc. of “A (Excellent)” or higher (herein, “D&O Insurance”) that serves to reimburse the present and former officers and directors of Company or its Subsidiaries (determined as of the Effective Time) with respect to claims against such directors and officers arising from acts and omissions occurring before the Effective Time (including the transactions contemplated hereby), which insurance will contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to the Indemnified Parties, as that coverage currently provided by Company, provided that, if Buyer is unable to maintain or obtain the insurance called for by this Section 5.11, Buyer will provide as much comparable insurance as is reasonably available (subject to the limitations described below in this Section 5.11(c); and provided, further, that officers and directors of Company or its Subsidiaries may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance. In no event shall Buyer be required to expend for such tail insurance a premium amount in excess of an amount equal to 150% of the annual premium paid by Company for D&O Insurance in effect as of the date of this Agreement (the “Maximum D&O Tail Premium”). If the aggregate cost of such tail insurance exceeds the Maximum D&O Tail Premium, Buyer shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage available for an aggregate cost not exceeding the Maximum D&O Tail Premium or, in the case of a tail insurance policy, the aggregate Maximum D&O Tail Premium for the 6-year period). At the option of Company, prior to the Effective Time and in lieu of the foregoing insurance coverage, Company may purchase a tail policy for directors’ and officers’ liability insurance on the terms described in this Section 5.11(c) (including subject to the aggregate Maximum D&O Tail Premium, except if one or more directors elects to pay for any excess over such amount) and fully pay for such 6-year policy prior to the Effective Time, in which event Buyer’s obligations under this Section 5.11(c) shall be fully satisfied. If such prepaid tail policy has been obtained by Company prior to the Effective Time, Buyer will not, and will not permit any of its Affiliates to, take any action that would reasonably be expected to result in the cancellation or modification of such policy.
(d)    If, following the Effective Time, Buyer or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of Buyer and its Subsidiaries shall assume the obligations set forth in this Section 5.11.
(e)    These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Party. After the Effective Time, the obligations of Buyer under this Section 5.11 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party unless the affected Indemnified Party shall have consented in writing to such termination or modification. If any Indemnified Party makes any claim for indemnification or advancement of expenses under this Section 5.11 that is denied by Buyer, and a court of competent jurisdiction determines that the Indemnified Party is entitled to such indemnification or advancement of expense, in whole or in part, then Buyer or the Surviving Entity shall pay such Indemnified Party’s costs and expenses, including legal fees and expenses, incurred in connection with enforcing such claim against Buyer.

(f)    Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to or in substitution for any such claims under such policies.
Section 5.12    Employees; Benefit Plans.
(a)    Subject to the other terms and conditions set forth in this Agreement, as of the Effective Time, Buyer shall assume and honor and shall cause the appropriate Subsidiaries of Buyer to assume and honor in accordance with their terms all Company Benefit Plans existing immediately prior to the execution of this Agreement (together with the other items) which have been disclosed in Company Disclosure Schedule 3.15(a).
(b)    Buyer shall take all reasonable action so that employees of Company and its Subsidiaries who become employees of Buyer or any of its Subsidiaries (the “Continuing Employees”) shall be entitled to participate (i) in Buyer’s disability plans within sixty (60) days of the Effective Date, and (ii) in each other Buyer Benefit Plan of general applicability to the same extent as similarly-situated employees of Buyer and its Subsidiaries effective no later than January 1, 2018 (it being understood that inclusion of the employees of Company and its Subsidiaries in the Buyer Benefit Plans may occur at different times with respect to different plans and that any grants to any former employee of Company or its Subsidiaries under any equity compensation plan of Buyer shall be discretionary with Buyer). Notwithstanding the foregoing, to the extent that Continuing Employees are not entitled to participate in any Buyer Benefit Plan, such employees shall continue to participate in the corresponding employee benefit plan, program or arrangement of Company and its Subsidiaries so as to ensure that there is not a lapse in participation or coverage (but in no event to provide duplicate participation or coverage), as applicable, prior to participation in such Buyer Benefit Plan.
(c)    As of the Effective Date, each Continuing Employee shall be entitled to full credit for each year of service with Company or the Company Subsidiary for purposes of determining eligibility for participation and vesting, but not benefit accrual for periods of prior service, in Buyer’s, or as appropriate, in the Buyer Subsidiary’s, employee benefit plans, programs and policies; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service. Buyer shall use the original date of hire by Company or a Company Subsidiary in making these determinations. As of the Effective Date, Buyer and Buyer Bank shall assume the current accrual for all Continuing Employees of all accrued but unused vacation time to the extent such amounts were accrued and payable in the Ordinary Course of Business and consistent with past practice; provided that in no event shall Buyer and Buyer Bank assume the accrual of any paid personal days (referred to as “Choice days” in Company’s employee handbook) for any Continuing Employee. Following the Effective Date, each Continuing Employee shall accrue vacation time and paid time off consistent with Buyer and Buyer Bank’s standard practices. In the event any Continuing Employee is terminated after the Effective Date, Buyer and Buyer Bank shall pay out all accrued vacation time and paid time off, if any, of such Continuing Employee in accordance with the terms of Buyer and Buyer Bank’s standard practices.
(d)    The medical, dental, disability and life insurance plans, programs or policies, if any, that become applicable to Continuing Employees shall not contain any exclusion or limitation with respect to any pre-existing condition of any such employees or their dependents to the extent that such conditions are covered under the applicable medical, dental, disability and life insurance plans, programs or policies of Company or the applicable Company Subsidiary. Buyer shall honor any co-payment, out-of-pocket expenses and deductibles incurred by the Continuing Employees and their beneficiaries under a Company health plan during the portion of the plan year prior to participation in a Buyer plan for purposes of satisfying any applicable deductible or out-of-pocket requirements under such Buyer health plans, upon substantiation in a form satisfactory to Buyer that such co-payment and/or deductible has been satisfied. Further, Buyer shall cause each plan to waive any waiting period limitation or evidence of insurability requirement which would otherwise be applicable to such employee on or after the Effective Time, unless such employee had not yet satisfied any similar limitation or requirement under an analogous Company Benefit Plan prior to the Effective Time.

(e)    As of the Effective Time, Buyer shall honor the terms of all employment, consulting and change in control severance agreements, and all deferred compensation agreements set forth in Company Disclosure Schedule 3.16(a), subject to regulatory limitations, and shall assume all obligations of Company or Company Bank thereunder.
(f)    Nothing contained in this Section 5.12 or elsewhere in this Agreement, express or implied, shall confer upon any present or former employee of Company or a Company Subsidiary any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, including any right to employment or continued employment for any specified period, or level of compensation or benefits.
(g)    Nothing contained in this Section 5.12 or elsewhere in this Agreement, express or implied, shall (i) limit the right of Buyer or any of its affiliates to terminate the employment or services of, or to reassign or otherwise alter the status of, any former employee of Company or a Company Subsidiary after the Closing, (ii) limit the ability of Buyer or any of its affiliates to terminate, amend or modify any benefit or compensation plan, program, agreement or arrangement that Buyer or any of its affiliates may assume, establish or maintain, including the Company Benefit Plans, or (iii) be construed as amending or modifying any Company Benefit Plan or Buyer Benefit Plan as in effect immediately prior to the Effective Time.
(h)    Nothing in this Section 5.12, or elsewhere in this Agreement, shall be deemed to make any employee, former employee, director, former director, or independent contractor of Company, any Company Subsidiary or any Affiliate thereof (including any beneficiary or dependent thereof) a third party beneficiary of this Agreement or provide any rights relating thereto.
Section 5.13    Exemption from Liability Under Section 16(b). Prior to the Effective Time, Company and Buyer shall take all commercially reasonable steps as may be required to cause any dispositions of Company Stock or Company Stock Awards and any acquisitions of Buyer Common Stock resulting from the transactions contemplated by this Agreement by each director or officer of Company who, immediately following the Merger, will be officers or directors of the Surviving Entity subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
Section 5.14    Notification of Certain Changes. Buyer and Company shall promptly advise the other party of any change or event having, or which could reasonably be expected to have a Material Adverse Effect or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its or its respective Subsidiaries’ representations, warranties or covenants contained herein, which reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article 6 to be satisfied on the Closing Date, provided, that any failure to give notice in accordance with the foregoing with respect to any change or event shall not be deemed to constitute a violation of this Section 5.14, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying change or event would independently result in a failure of any of the conditions set forth in Section 6.02 or Section 6.03 to be satisfied on the Closing Date.
Section 5.15    Transition; Informational Systems Conversion. From and after the date hereof, Buyer and Company shall use their commercially reasonable efforts to facilitate the integration of Company with the business of Buyer following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Company and each of its Subsidiaries (the “Informational Systems Conversion”), in such a manner sufficient to provide reasonable assurances that a successful Informational Systems Conversion will occur at, as may be elected in writing by Buyer to Company after the date hereof and prior to filing the application for the Regulatory Approvals, (a) the time that is immediately following the Merger and the Bank Merger or (b) such later date as may be specified by Buyer, in each case, subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition. Without limiting the generality of the foregoing, Company shall, subject to any such applicable Laws: (i) reasonably cooperate with Buyer to establish a project plan as specified by Buyer to effectuate the Informational Systems Conversion; (ii) use commercially reasonable efforts to have Company’s outside contractors continue to support both the Informational Systems Conversion effort and its ongoing needs until the Informational Systems Conversion can be established; (iii) provide, or use commercially reasonable efforts to obtain from any outside contractors, all data or other files and layouts reasonably requested by Buyer for use in planning the Informational Systems Conversion, as soon as reasonably practicable; (iv) provide reasonable access to Company’s personnel and facilities and its outside contractors’ personnel and facilities, to the extent necessary to enable the Informational Systems Conversion effort to be completed on schedule; and (v) give notice of termination, conditioned upon the completion of the transactions contemplated by this Agreement, of the contracts of outside data, item and other processing contractors or other third-party vendors to which Company or any of its Subsidiaries are bound if requested to do so by Buyer to the extent permitted by such contracts; provided, that Company shall not be required to take any action under this Section 5.15 that, after consultation with Buyer regarding Company’s concerns in the matter, would prejudice or adversely affect in any material respect its rights under any such contracts in the event the Closing does not occur. Company shall pay any reasonable out of pocket expenses due third parties incurred in connection with the actions described in this Section 5.15. Such access as contemplated by this Section 5.15 shall be conducted by Buyer in a manner which does not adversely affect the normal operations of Company or Company Bank and neither Company nor Company Bank shall be required to provide access to or disclose information (i) which would jeopardize the attorney-client privilege of the Company or Company Bank or contravene any binding agreement entered into prior to the date of this Agreement or any law, rule, regulation, order, judgment, decree or fiduciary duty, (ii) except as otherwise provided in this Agreement, relating to an Acquisition Proposal, and Superior Proposal, a Company Subsequent Determination or any matters related thereto, (iii) except as otherwise provided in this Agreement, related to the Company’s or Company Bank’s directors’, officers’, employees’, accountants’, counsels’, advisors’ (including investment bankers), agents’, or other representatives’, consideration of, or deliberations regarding, the transactions contemplated by this Agreement; or (iv) the disclosure which would violate applicable Law.
Section 5.16    No Control of Other Party’s Business. Nothing contained in this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Company or its Subsidiaries prior to the Effective Time, and nothing contained in this Agreement shall give Company, directly or indirectly, the right to control or direct the operations of Buyer or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Company and Buyer shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.
Section 5.17    Environmental Matters.
(a)    Phase I Assessments. For any Company Owned Property, any Company OREO Property and any Company Leased Property which are identified by Buyer within fifteen (15) days following the date of this Agreement, Buyer may, at its sole cost and expense, obtain, within sixty (60) days after the date of such notice, written reports of a Phase I ESA for each such property, prepared by an environmental consultant experienced in performing Phase I ESAs of real property (“Environmental Consultant”) and acceptable to the Company. Each Phase I ESA shall be delivered in counterparts to Buyer and the Company. The Environmental Consultant will include customary language allowing both Buyer and Company to rely upon its findings and conclusions. The Environmental Consultant will provide a draft of any Phase I ESA to Company and Buyer for review and comment prior to the finalization of such report. Notwithstanding the foregoing, except as set forth in this Section, neither Buyer nor the Environmental Consultant will conduct or cause to be conducted any invasive, intrusive or destructive inspections or other sampling or testing on the Company Owned Property or Company Leased Property, including, without limitation, of the air, soil, soil gas, vapors, surface water, groundwater, building materials or other environmental media, thereon.
(b)    Phase II Assessments. In the event any Phase I ESA (including a Phase I ESA that Company or any of its Subsidiaries caused to be performed within one (1) year prior to the date of this Agreement) discloses such property may be impacted or have its use restricted by any Recognized Environmental Condition or Historical Recognized Environmental Condition (as each term is defined by ASTM E1527-13) for which Buyer or its Subsidiaries would be liable and that in the good faith reasonable belief of Buyer would result in a material liability to the Company or any of its Subsidiaries following the Effective Time and as such warrants further review or investigation, Buyer shall reasonably promptly give notice of the same (a “Phase I Notice”) to Company no later than two (2) Business Days following Buyer’s receipt of the relevant Phase I ESA. Company may then, in its sole and absolute discretion and without any obligation whatsoever to do so, within an additional twenty (20) day period, retain the Environmental Consultant to conduct a Phase II environmental site assessment in accordance with ASTM Standard E1903-11 (“Phase II ESA”) of the relevant property or facility; provided, however, that such Phase II ESA shall be completed, and a written report of the Phase II ESA prepared, no later than sixty (60) days after Company receives from Buyer the Phase I Notice for the relevant property; and provided further, that with respect to any Company Leased Property, Company will use commercially reasonable efforts to obtain the relevant property owner’s consent for such Phase II ESA. Buyer acknowledges and understands that such consent may not be able to be obtained. The scope of the Phase II ESA shall be mutually determined by Buyer and Company in their reasonable discretion after consultation with the other party, and all reasonable costs and expenses associated with such Phase II ESA testing and report shall be borne by Buyer. Buyer shall provide copies of the draft and final Phase II ESA reports, if any, to Buyer promptly following the receipt of any such report by Company.
(c)    Remediation Estimates. In the event any Phase II ESA confirms the presence of any environmental contamination, including, without limitation, a release from an abandoned underground storage tank or the presence of other Hazardous Substances, in each case in concentrations above applicable standards under applicable Environmental Laws, or if the Company chooses to forego any Phase II ESA as reasonably requested by Buyer pursuant to Section 5.17(b), Buyer may elect to require Company to obtain, prior to the Closing Date and as soon as reasonably practical but in no event more than sixty (60) days after Buyer receives the relevant Phase I ESA or Phase II ESA, and at Company’s sole cost and expense, from the Environmental Consultant or another nationally recognized contractor mutually acceptable to the parties, as appropriate, a written good faith estimate of the minimum cost and expense necessary to further investigate, remediate, cleanup, abate, restore and otherwise address such Recognized Environmental Condition, Historical Recognized Environmental Condition, or environmental contamination to the extent required by and in accordance with Environmental Laws and, to the extent required, to the satisfaction of any relevant Governmental Authority, assuming the continued commercial or industrial use of the relevant property and employing risk-based remedial standards and institutional controls where applicable (a “Remediation Estimate”). Company shall provide to Buyer any Remediation Estimate requested within five (5) business days of Company’s receipt thereof. Company shall, upon Buyer’s reasonable request, cause all Remediation Estimates to be updated through the Closing Date.
(d)    Threshold Termination. Should the sum of all Remediation Estimates (to the extent such estimates will or are reasonably expected to be incurred by Company or any of its Subsidiaries, and taking into account any tax credits, deductions or benefits or insurance coverage, in each case, that the parties agree is reasonably likely to be available to Company or any of its Subsidiaries in connection with the incurrence of such costs) in the aggregate exceed $2,500,000 (the “Environmental Limit”), Buyer may, in its sole discretion, terminate this Agreement pursuant to Section 7.01(j) of this Agreement.
(e)    Cooperation. Notwithstanding anything in this Section 5.17 to the contrary, Company shall keep Buyer reasonably apprised of all activities and actions contemplated by this Section 5.17, and Company and Buyer shall cooperate fully with one another with respect to the matters required by this Section 5.17.
(f)    Prior Disclosure. Notwithstanding anything to the contrary in this Agreement, all matters that have been previously disclosed by Company to Buyer shall be disregarded for purposes of, and shall not constitute any type of exception to, this Section 5.17 and shall have no effect on the determination of any Remediation Estimate.
Section 5.18    Certain Litigation. Company shall promptly advise Buyer orally and in writing of any actual or threatened litigation against Company and/or the members of the Company Board related to this Agreement or the Merger and the other transactions contemplated by this Agreement. Company shall: (i) permit Buyer to review and discuss in advance, and consider in good faith the views of Buyer in connection with, any proposed written or oral response to such litigation; (ii) furnish Buyer’s outside legal counsel with all non-privileged information and documents which outside counsel may reasonably request in connection with such litigation; (iii) consult with Buyer regarding the defense or settlement of any such litigation, give due consideration to Buyer’s advice with respect to such litigation and not settle any such litigation prior to such consultation and consideration; provided, however, that Company shall not settle any such litigation if such settlement requires the payment of money damages, without the written consent of Buyer (such consent not to be unreasonably withheld or delayed) unless the payment of any such damages by Company is reasonably expected by Company, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by Company) under Company’s existing director and officer insurance policies, including any tail policy.

Section 5.19    Director Matters; Board Packages. Company shall use commercially reasonable efforts to cause to be delivered to Buyer resignations of all the directors of Company and its Subsidiaries, such resignations to be effective as of the Effective Time. Company shall distribute by overnight mail with an electronic copy by email, a copy of any Company or Company Bank board package, including the agenda and any draft minutes, to Buyer at the same time in which it distributes a copy of such package to the board of directors of Company or Company Bank, as the case may be; provided, however, that Company shall not be required to copy Buyer on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby or any third party proposal to acquire control of Company or any other matter that Company Board has been advised of by counsel that such distribution to Buyer may violate a confidentiality obligation or fiduciary duty or any Law or regulation, or may result in a waiver of Company’s attorney-client privilege or violate the privacy rights of any customer.
Section 5.20    Coordination.
(a)    Prior to the Effective Time, senior officers of Company and Buyer shall meet from time to time as Buyer may reasonably request, and in any event not less frequently than monthly, to prepare the parties for integration of the operations of Company and Company Bank with Buyer and Buyer Bank and to review the financial and operational affairs of Company and its Subsidiaries, and Company shall give due consideration to Buyer’s input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither Buyer nor Buyer Bank shall under any circumstance be permitted to exercise control of Company or any of its Subsidiaries prior to the Effective Time. Company shall permit representatives of Buyer Bank to be onsite at Company to facilitate integration of operations and assist with any other coordination efforts as necessary.
(b)    Company shall, consistent with GAAP and regulatory accounting principles, use commercially reasonable efforts to adjust, at Buyer’s reasonable request, internal control procedures which are consistent with Buyer’s and Buyer Bank’s current internal control procedures to allow Buyer to fulfill its reporting requirement under Section 404 of the Sarbanes-Oxley Act, provided, however, that no such adjustments need be made prior to the satisfaction of the conditions set forth in Sections 6.01(a) and 6.01(b).
(c)    Buyer and Company shall reasonably cooperate (i) to minimize any potential adverse impact to Buyer under Financial Accounting Standards Board Accounting Standards Codification Topic 805 (Business Combinations), and (ii) to take reasonable steps to maximize potential benefits to Buyer and its Subsidiaries under Section 382 of the Code in connection with the transactions contemplated by this Agreement, in each case consistent with GAAP, the rules and regulations of the SEC and applicable banking Laws and regulations.
(d)    Following the satisfaction of the conditions set forth in Section 6.01(a) and Section 6.01(b) and prior to the Effective Time, Company shall, upon Buyer’s reasonable request, introduce Buyer and its representatives to suppliers of Company and its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of Buyer. In addition, after satisfaction of the conditions set forth in Sections 6.01(a) and 6.01(b), each party shall, upon the reasonable request of the other party, introduce the other party and its representatives to its customers and those of its Subsidiaries for the purpose of facilitating the integration of Company and its business into that of Buyer. Any interaction between Buyer and Company and any of their Subsidiaries’ customers and suppliers shall be coordinated by the parties and no discussions, meetings or communications between a party’s customers and suppliers shall occur without the presence of a representative of, or the prior written approval of, such party.
(e)    Buyer and Company agree to take all action necessary and appropriate to cause Company Bank to merge with Buyer Bank in accordance with applicable Laws and the terms of the Plan of Bank Merger immediately following the Effective Time or as promptly as practicable thereafter.
Section 5.21    Confidentiality. Prior to the execution of this Agreement and prior to the consummation of the Merger, each of Company and Buyer, and their respective subsidiaries, affiliates, officers, directors, agents, employees, consultants and advisors have provided, and will continue to provide one another with information which may be deemed by the party providing the information to be non-public, proprietary and/or confidential, including but not limited to trade secrets of the disclosing party. Each party hereto acknowledges and agrees that it will not use the non-public, proprietary and/or confidential information received by it pursuant to this Agreement and in connection with the transactions contemplated by this Agreement in violation of this Agreement or any other agreements related to the transactions contemplated by this Agreement, unless such information has been made available to the public generally by the owner thereof or such party is required to disclose such information by a Governmental Authority; provided, however, that a party may disclose such information (i) to its attorneys, accountants, consultants, and other professionals to the extent necessary to obtain their services in connection with the Agreement or the transactions contemplated by this Agreement or (ii) to any existing or prospective Affiliate, partner, member, shareholder, or wholly owned subsidiary of such party in the ordinary course of business, provided, that such party informs such Person that such information is confidential and directs such Person to maintain the confidentiality of such information.
Section 5.22    Tax Matters. The parties intend that the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code and that this Agreement constitute a “plan of reorganization” within the meaning of Section 1.368-2(g) of the Regulations. From and after the date of this Agreement and until the Effective Time, each of Buyer and Company shall use commercially reasonable efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action to fail to be taken which action or failure to act could prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
Section 5.23    Issuance of Buyer Common Stock. The shares of Buyer Common Stock to be issued by Buyer to the shareholders of Company pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and non-assessable.
Section 5.24    Closing Date Share Certification. At least two (2) Business Days prior to the Closing Date, Company shall deliver to Buyer the Closing Date Share Certification.
Section 5.25    Company Bank and Buyer Bank Approval. Immediately following execution of this Agreement, (a) Company, as the sole shareholder of Company Bank, shall approve this Agreement and the Bank Merger (the “Company Bank Shareholder Approval”), and (b) Buyer, as the sole shareholder of Buyer Bank, shall approve this Agreement and the Bank Merger. Promptly following execution of this Agreement, Company, as the sole shareholder of Company Bank, and Buyer, as the sole shareholder of Buyer Bank, shall approve the Plan of Bank Merger.
ARTICLE 6.
CONDITIONS TO CONSUMMATION OF THE MERGER

Section 6.01    Conditions to Obligations of the Parties to Effect the Merger. The respective obligations of Buyer and Company to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by Buyer and Company prior to the Closing Date of each of the following conditions:
(a)    Shareholder Vote. This Agreement and the transactions contemplated hereby shall have received the Requisite Company Shareholder Approval, and the number of shares held by Dissenting Shareholders shall not exceed 10% of the number of shares of Company Stock issued and outstanding immediately prior to the Closing Date.
(b)    Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals required to consummate the Merger and the Bank Merger in the manner contemplated herein shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated. No Governmental Authority shall have imposed any term, condition or restriction upon Buyer or any of its Subsidiaries that is a Burdensome Condition.
(c)    No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated hereby.

(d)    Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority and not withdrawn.
(e)    Tax Opinions Relating to the Merger. Buyer and Company, respectively, shall have received opinions from Reed Smith LLP and Lewis Rice LLC, respectively, each dated as of the Closing Date, in substance and form reasonably satisfactory to Company and Buyer to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will be treated for federal income Tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering their opinions, Reed Smith LLP and Lewis Rice LLC may require and rely upon representations as to certain factual matters contained in certificates of officers of each of Company and Buyer, in form and substance reasonably acceptable to such counsel.
(f)    Listing. The shares of Buyer Common Stock to be issued to the non-dissenting holders of Company Common Stock upon consummation of the Merger shall have been authorized for listing on NASDAQ, subject to official notice of issuance.
(g)    Amendment to Bylaws of Buyer Bank. The Buyer Bank shall have amended its Bylaws to allow for co-presidents, and such amendment to the Bylaws shall have received all required Regulatory Approvals.
Section 6.02    Conditions to Obligations of Company. The obligations of Company to consummate the Merger also are subject to the fulfillment or written waiver by Company prior to the Closing Date of each of the following conditions:
(a)    Representations and Warranties. The representations and warranties of Buyer and Buyer Bank set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date (except as to any representation and warranty that specifically relates to an earlier date), except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date. Company shall have received a certificate dated as of the Closing Date, signed on behalf of Buyer by its Chief Executive Officer and Chief Financial Officer to such effect.
(b)    Performance of Obligations of Buyer. Buyer and Buyer Bank shall have performed and complied with all of their respective obligations under this Agreement in all material respects at or prior to the Closing Date, and Company shall have received a certificate, dated the Closing Date, signed on behalf of Buyer by its Chief Executive Officer and the Chief Financial Officer and signed on behalf of Buyer Bank by its Chief Executive Officer and Chief Financial Officer to such effect.
(c)    No Material Adverse Effect. Since the date of this Agreement (i) no condition, event, fact, circumstance or other occurrence has occurred which has had a Material Adverse Effect with respect to Buyer or Buyer Bank and (ii) no condition, event, fact, circumstance or other occurrence has occurred that would reasonably be expected to have or result in a Material Adverse Effect with respect to Buyer or Buyer Bank.
(d)    Plan of Bank Merger. The Plan of Bank Merger shall have been executed and delivered by Buyer Bank.
(e)    Executive Employment Agreement. The Buyer shall have executed, and delivered to Michael W. Walsh, the Executive Employment Agreement.
(f)    Company Director. The Company Director shall become a member of the Board of Buyer as of the Effective Time.
(g)    Exchange Agent Certificate. Company shall have received a certificate from the Exchange Agent certifying its receipt of sufficient cash and irrevocable authorization to issue shares of Buyer Common Stock to satisfy Buyer’s obligations to pay the aggregate Merger Consideration.
Section 6.03    Conditions to Obligations of Buyer. The obligations of Buyer to consummate the Merger also are subject to the fulfillment or written waiver by Buyer prior to the Closing Date of each of the following conditions:

(a)    Representations and Warranties. The representations and warranties of Company and Company Bank set forth in this Agreement shall be true and correct in all material respects at and as of the Closing Date (except as to any representation and warranty that specifically relates to an earlier date), except to the extent that such representations and warranties are qualified by the term “material,” or contain terms such as “Material Adverse Effect” in which case such representations and warranties (as so written, including the term “material” or “Material”) shall be true and correct in all respects at and as of the Closing Date. Buyer shall have received a certificate dated as of the Closing Date, signed on behalf of Company and Company Bank by the respective Chief Executive Officer and Chief Financial Officer of each to such effect.
(b)    Performance of Obligations of Company. Company and Company Bank shall have performed and complied with all of their respective obligations under this Agreement in all material respects at or prior to the Closing Date, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of Company by Company’s Chief Executive Officer and Chief Financial Officer and signed on behalf of Company Bank by its Chief Executive Officer and Chief Financial Officer to such effect.
(c)    Plan of Bank Merger. The Plan of Bank Merger shall have been executed and delivered by Company Bank.
(d)    Executive Employment Agreement. Michael W. Walsh shall have executed, and delivered to Buyer, the Executive Employment Agreement.
(e)    No Material Adverse Effect. Since the date of this Agreement (i) no condition, event, fact, circumstance or other occurrence has occurred which has had a Material Adverse Effect with respect to Company or Company Bank and (ii) no condition, event, fact, circumstance or other occurrence has occurred that would reasonably be expected to have in a Material Adverse Effect with respect to Company or Company Bank.
Section 6.04    Frustration of Closing Conditions. Neither Buyer nor Company may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such party’s failure to comply with its obligations hereunder.
ARTICLE 7.
TERMINATION

Section 7.01    Termination. This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:
(a)    Mutual Consent. At any time prior to the Effective Time, by the mutual consent, in writing, of Buyer and Company.
(b)    No Regulatory Approval. By Buyer or Company in the event any Regulatory Approval required for consummation of the transactions contemplated by this Agreement shall have been denied by final, non-appealable action by such Governmental Authority or an application therefor shall have been withdrawn at the request of a Governmental Authority; provided, however, that no party shall have the right to terminate this Agreement pursuant to this Section 7.01(b) if such denial shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants of such party set forth in this Agreement.
(c)    Reduced Valuation. By Company by delivering written notice to Buyer at any time during the five (5) Trading Day period commencing on the Determination Date if both of the following conditions are satisfied: (i) the Average VWAP on any Trading Day during such period is less than 82.5% of the Initial VWAP (such Average VWAP, the “Triggering VWAP”); and (ii) the number obtained by dividing the Triggering VWAP by the Initial VWAP (rounding to four decimal places) is less than the number obtained by dividing the Final Index Price by the Initial Index Price (rounded to four decimal places), minus 0.15. If Buyer, during such time as it belongs to the Index, declares or effects a stock split, stock dividend, recapitalization, reclassification, or similar transaction with respect to the outstanding Buyer Common Stock, and the record date therefor shall be after the date of this Agreement and prior to the Determination Date, the prices for the Buyer Common Stock shall be proportionately and appropriately adjusted for the purpose of applying this Section 7.01(c).

(d)    No Shareholder Approval. By either Buyer or Company (provided, in the case of Company, that it shall not be in breach of any of its obligations under Section 5.04), if the Requisite Company Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such shareholders and at any adjournment or postponement thereof required by this Agreement.
(e)    Breach of Representations and Warranties. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party to not consummate this Agreement) if there shall have been a breach of any of such representations or warranties by the other party which breach of any of such representations or warranties by the other party, either individually or in the aggregate with other breaches by such other party, would result in, if occurring or continuing on the Closing Date, the failure of the condition set forth in Section 6.02(a) or Section 6.03(a) as the case may be, to be satisfied, which breach is not cured within thirty (30) days after receipt by such party of written notice specifying the nature of such breach and requesting that it be remedied; provided, that, if such breach cannot reasonably be cured within such 30-day period but may reasonably be cured within sixty (60) days, and such cure is being diligently pursued, no such termination shall occur prior to the expiration of such sixty (60)-day period.
(f)    Breach of Covenants. By either Buyer or Company (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party not to consummate the agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other party, which breach of any of the covenants or agreements either individually or in the aggregate with other breaches by such party, would result in, if not cured by the Closing Date, the failure of the condition set forth in Section 6.02(b) or Section 6.03(b) as the case may be, to be satisfied, which breach is not cured within thirty (30) days after receipt by such party of written notice specifying the nature of such breach and requesting that it be remedied; provided, that, if such breach cannot reasonably be cured within such 30-day period but may reasonably be cured within sixty (60) days, and such cure is being diligently pursued, no such termination shall occur prior to the expiration of such sixty (60)-day period.
(g)    Delay. By either Buyer or Company if the Merger shall not have been consummated on or before June 30, 2017 (the “Expiration Date”), unless the failure of the Closing to occur by such date shall be due to a material breach of this Agreement by the party seeking to terminate this Agreement; provided, however, if additional time is necessary in order to obtain any required Regulatory Approvals, the Expiration Date shall be automatically extended for one additional three-month period.
(h)    Company Failure to Recommend; Etc. In addition to and not in limitation of Buyer’s termination rights under Section 7.01(f), by Buyer prior to the Requisite Company Shareholder Approval being obtained if (i) there shall have been a material breach of Section 5.10 and such breach shall not have been cured on or before the expiration of the fifth (5th) Business Day after the occurrence of such breach; or (ii) the Company Board makes a Company Subsequent Determination.
(i)    Superior Proposal. By Company, at any time prior to the Requisite Company Shareholder Approval being obtained, in the event that the Company shall conclude, in good faith after consultation with its legal and financial advisors, that it must agree to endorse a Superior Proposal and terminate this Agreement in order to comply with its fiduciary duties, provided that Company has complied with all of its obligations under Section 5.10 of this Agreement.
(j)    Environmental. By Buyer, if the Environmental Limit is exceeded.
Section 7.02    Termination Fee; Liquidated Damages.
(a)    In recognition of the efforts, expenses and other opportunities foregone by Buyer while structuring and pursuing the Merger, Company shall pay to Buyer a termination fee equal to $5,000,000.00 (“Termination Fee”), by wire transfer of immediately available funds to an account specified by Buyer in the event of any of the following: (i) in the event Buyer terminates this Agreement pursuant to Section 7.01(h) or Company terminates pursuant to Section 7.01(i), Company shall pay Buyer the Termination Fee within two (2) Business Days after receipt of Buyer’s notification of such termination; and (ii) in the event that after the date of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been made known to the Company Board or has been made directly to Company shareholders generally (and not withdrawn) and (A) thereafter this Agreement is terminated by either Buyer or Company pursuant to Section 7.01(d) or Section 7.01(g) (without the Requisite Company Shareholder Approval having been obtained) or if this Agreement is terminated by Buyer pursuant to Section 7.01(e) or Section 7.01(f), and (B) prior to the date that is twelve (12) months after the date of such termination, Company enters into any agreement to consummate, or consummates an Acquisition Transaction (and such Acquisition Transaction relates to the same Acquisition Proposal as that referred to above), then Company shall, on the earlier of the date it enters into such agreement and the date of consummation of such transaction, pay Buyer the Termination Fee, provided, that for purposes of this Section 7.02(a), all references in the definition of Acquisition Transaction to “20%” shall instead refer to “50%”.
(b)    [Reserved.]
(c)    The parties hereto agree and acknowledge that if Buyer terminates this Agreement pursuant to Section 7.01(e) or Section 7.01(f) by reason of Company’s or Company Bank’s material breach of the provisions of this Agreement contemplated by Section 7.01(e) or Section 7.01(f) that is not timely cured as provided in such sections, the actual damages sustained by Buyer, including the expenses incurred by Buyer preparatory to entering into this Agreement and in connection with the performance of its obligations under this Agreement, would be significant and difficult to ascertain, gauged by the circumstances existing at the time this Agreement is executed, and that in lieu of Buyer being required to pursue its damage claims in costly litigation proceedings in such event, the parties agree that Company shall pay a reasonable estimate of the amount of such damages, which the parties agree is the sum of $2,000,000 (the “Liquidated Damages Payment”), as liquidated damages to Buyer, which payment is not intended as a penalty, within two (2) Business Days after Buyer’s notification of such termination. Any payment made under this Section 7.01(b) shall reduce on a dollar-for-dollar basis any payment that may be due under Section 7.01(a).
(d)    The parties hereto agree and acknowledge that if Company terminates this Agreement pursuant to Section 7.01(e) or Section 7.01(f) by reason of Buyer’s or Buyer Bank’s material breach of the provisions of this Agreement contemplated by Section 7.01(e) or Section 7.01(f) that is not timely cured as provided in such sections, the actual damages sustained by Company, including the expenses incurred by Company preparatory to entering into this Agreement and in connection with the performance of its obligations under this Agreement, would be significant and difficult to ascertain, gauged by the circumstances existing at the time this Agreement is executed, and that in lieu of Company being required to pursue its damage claims in costly litigation proceedings in such event, the parties agree that Buyer shall pay $2,000,000, which the parties agree is the Liquidated Damages Payment, as liquidated damages to Company, which payment is not intended as a penalty, within two (2) Business Days after Company’s notification of such termination.
(e)    Company and Buyer each agree that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would not enter into this Agreement; accordingly, if a party fails promptly to pay any amounts due under this Section 7.02, such party shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (i) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, plus (ii) 200 basis points, together with the costs and expenses of the other party (including reasonable legal fees and expenses) reasonably incurred in connection with such suit.
(f)    Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that if Company pays or causes to be paid to the Buyer the Termination Fee in accordance with Section 7.02(a), or, if applicable, the Liquidated Damages Payment in accordance with Section 7.02(c) or Section 7.02(d), neither paying party nor its subsidiary bank (nor any successor in interest, Affiliate, shareholder, director, officer, employee, agent, consultant or representative of such paying party or its subsidiary bank) will have any further obligations or liabilities to the other party or its subsidiary bank with respect to this Agreement or the transactions contemplated by this Agreement and the payment of such amounts shall be the receiving party’s sole and exclusive remedy against the other party, its subsidiary bank, and their respective Affiliates, representatives or successors in interest. For the avoidance of doubt, the parties agree that the fee payable under Section 7.02(a) shall not be required to be paid more than once.

Section 7.03    Effect of Termination. If this Agreement is terminated pursuant to Section 7.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party or any of its Affiliates) to the other party hereto, except as provided in Section 7.02(f); provided that nothing contained in this Agreement shall limit either party’s rights to recover any liabilities or damages arising out of the other party’s willful breach of any provision of this Agreement. The provisions of this Section 7.03 and Sections 5.21, 7.02, 9.03 and 9.04 shall survive any termination hereof pursuant to Section 7.01.
ARTICLE 8.
DEFINITIONS

Section 8.01    Definitions. The following terms are used in this Agreement with the meanings set forth below:
“Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from Buyer), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction.
“Acquisition Transaction” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, assets of the Company or its Subsidiaries representing, in the aggregate, twenty percent (20%) or more of the assets of the Company on a consolidated basis; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty percent (20%) or more of the voting power of the Company; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty percent (20%) or more of any class of equity securities of the Company; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.
“Actual Knowledge of Company” means, the actual knowledge, without inquiry, of the Persons set forth in Company Disclosure Schedule 3.01(a).
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning set forth in the preamble to this Agreement.
“ASC 320” means GAAP Accounting Standards Codification Topic 320.
“Associate” when used to indicate a relationship with any Person means (1) any corporation or organization (other than Company or any of its Subsidiaries) of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, (2) any trust or other estate in which such Person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity, or (3) any immediate family member of such Person.
“ASTM” has the meaning set forth in Section 5.01(w).
“ASTM Standard” has the meaning set forth in Section 5.01(w).
“Audited Financial Statements” has the meaning set forth Section 3.07(a).
“Average VWAP” means, for any date, the average of the VWAP for such date and the four (4) Trading Days preceding such date.
“Bank Merger” has the meaning set forth in the recitals to this Agreement.

“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.
“Board of Buyer” has the meaning set forth in Section 1.03(b).
“Board of Buyer Bank” has the meaning set forth in Section 1.04.
“Burdensome Conditions” has the meaning set forth in Section 5.07(a).
“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of Missouri are authorized or obligated to close.
“Buyer 2015 Form 10-K” has the meaning set forth in Section 4.05(b).
“Buyer 401(a) Plan” has the meaning set forth in Section 4.16(b).
“Buyer” has the meaning set forth in the preamble to this Agreement.
“Buyer Bank” has the meaning set forth in the preamble to this Agreement.
“Buyer Benefit Plans” has the meaning set forth in Section 4.16.
“Buyer Certificate” has the meaning set forth in Section 4.02(a).
“Buyer Bylaws” has the meaning set forth in Section 4.02(a).
“Buyer Common Stock” means the common stock, $0.01 par value per share, of Buyer.
“Buyer Controlled Group Members” means the current or former employees of Buyer, any of its Subsidiaries or any of Buyer’s related organizations described in Sections 414(b), (c) or (m) of the Code.
“Buyer Disclosure Schedule” has the meaning set forth in Section 4.01(a).
“Buyer Employees” has the meaning set forth in Section 4.16(a).
“Buyer Intellectual Property” means the Intellectual Property owned by, used in or held for use in the conduct of the business of Buyer and/or any of its Subsidiaries (as now conducted or presently proposed to be conducted).”
“Buyer Leased Property” means any real property leased as of the date of this Agreement by Buyer or its Subsidiaries.
“Buyer Loan” has the meaning set forth in Section 4.22(a).
“Buyer Material Contract” has the meaning set forth in Section 4.15(a).
“Buyer Owned Property” means any real property owned as of the date of this Agreement by Buyer or its Subsidiaries.
“Buyer Reports” has the meaning set forth in Section 4.06(a).
“Cash Election” has the meaning set forth in Section 2.04(b).
“Cash Election Shares” has the meaning set forth in    Section 2.04(a).
“Certificate” means any outstanding certificate, which immediately prior to the Effective Time represents one or more outstanding shares of Company Common Stock.
“Certificate of Merger” has the meaning set forth in Section 1.05(a).
“Claim” has the meaning set forth in Section 5.11(a).
“Closing” and “Closing Date” have the meanings set forth in Section 1.05(c).
“Closing Cash” shall equal the Total Cash plus the aggregate cash proceeds from the exercise of any Company Stock Awards from the date hereof until immediately prior to the Effective Time.

“Closing Date Share Certification” means the certificate, delivered by an officer of Company on behalf of Company at the Closing, certifying (a) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and (b) the number of shares of Company Common Stock pursuant to In-the-money Company Stock Awards which are issued, outstanding and unexercised as of immediately prior to the Effective Time.
“Code” has the meaning set forth in the recitals to this Agreement.
“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.
“Company” has the meaning set forth in the preamble to this Agreement.
“Company 401(a) Plan” has the meaning set forth in Section 3.15(c).
“Company Bank” has the meaning set forth in the preamble to this Agreement.
“Company Bank Director” has the meaning set forth in Section 1.04.
“Company Bank Shareholder Approval” has the meaning set forth in Section 5.25.
“Company Benefit Plans” has the meaning set forth in Section 3.15(a).
“Company Board” means the Board of Directors of Company.
“Company Common Stock” means the common stock, $1.00 par value per share, of Company.
“Company Director” has the meaning set forth in Section 1.03(b).
“Company Disclosure Schedule” has the meaning set forth in Section 3.01(a).
“Company Employees” has the meaning set forth in Section 3.15(a).
“Company Intellectual Property” means the Intellectual Property owned by, used in or held for use in the conduct of the business of Company and/or any of its Subsidiaries (as now conducted or presently proposed to be conducted).
“Company Investment Securities” or “Investment Securities” means the investment securities of the Company, Company Bank and their respective Subsidiaries.
“Company Leased Property” means any real property leased as of the date of this Agreement by Company or its Subsidiaries.
“Company Loan” has the meaning set forth in Section 3.22(d).
“Company Loan Property” means any real property (including buildings or other structures) in which Company or any of its Subsidiaries holds a security interest or Lien in connection with a Loan.
“Company Material Contract” has the meaning set forth in Section 3.12(a).
“Company Meeting” has the meaning set forth in Section 5.04(a).
“Company OREO Property” means any assets of the Company or any of its Subsidiaries that has been classified as OREO, including, without limitation, such assets as identified on Company Disclosure Schedule 3.22(c).
“Company Owned Property” means any real property owned as of the date of this Agreement by Company or its Subsidiaries, except for OREO.
“Company Preferred Stock” has the meaning set forth in Section 3.03(a).
“Company Recommendation” has the meaning set forth in Section 5.04(b).
“Company Regulatory Agreement” has the meaning set forth in Section 3.13.
“Company Representatives” has the meaning set forth in Section 5.10(a).

“Company Stock” has the meaning set forth in Section 3.03(a).
“Company Stock Awards” has the meaning set forth in Section 2.02(a).
“Company Stock Plans” means all equity plans of Company or any Subsidiary, including the Jefferson County Bancshares, Inc. 2010 Equity Incentive Plan.
“Company Subsequent Determination” has the meaning set forth in Section 5.10(d).
“Continuing Employees” has the meaning set forth in Section 5.12(b).
“Controlled Group Members” has the meaning set forth in Section 3.15(a).
“Criticized Loans” has the meaning set forth in Section 3.22(b).
“D&O Insurance” has the meaning set forth in Section 5.11(c).
“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction, in each case, relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions.
“Determination Date” means the fifth Trading Day immediately preceding the Closing Date (such fifth Trading Day to be determined by counting the Trading Day immediately preceding the Closing Date as the first Trading Day).
“DGCL” means the Delaware General Corporation Law, as amended.
“Dissenting Shareholder” has the meaning set forth in Section 2.07.
“Dissenting Shares” has the meaning set forth in Section 2.07.
“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.
“Effective Time” has the meaning set forth in Section 1.05(a).
“Election Deadline” has the meaning set forth in Section 2.04(c).
“Election Form” has the meaning set forth in Section 2.04(b).
“Election Form Record Date” has the meaning set forth in Section 2.04(b).
“Environmental Consultant” has the meaning set forth in Section 5.17(a).
“Environmental Law” means any federal, state or local law relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health and safety with respect to exposure to Hazardous Substances, or natural resources, or (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) Comprehensive Environmental Response, Compensation and Liability Act, as amended, 42 U.S.C. § 9601, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.
“Environmental Limit” has the meaning set forth in Section 5.17(d).
“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” has the meaning set forth in Section 3.15(d).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Agent” means such exchange agent as may be designated by Buyer as soon as reasonably practicable after the date hereof (which may be Buyer’s transfer agent), and reasonably acceptable to Company, pursuant to an agreement in form and substance reasonably acceptable to Company (the “Exchange Agent Agreement”), to act as agent for purposes of conducting the exchange and payment procedures described in Article 2.
“Exchange Agent Agreement” has the meaning set forth in the definition of “Exchange Agent”.
“Exchange Fund” has the meaning set forth in Section 2.08(a).
“Executive Employment Agreement” shall have the meaning set forth in the recitals to this Agreement.
“Expiration Date” has the meaning set forth in Section 7.01(g).
“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.
“Fair Housing Act” means the Fair Housing Act, as amended.
“FDIA” has the meaning set forth in Section 3.27.
“FDIC” means the Federal Deposit Insurance Corporation.
“FFIEC” means the Federal Financial Institutions Examination Council.
“Final Index Price” means the average of the closing price of the Index for the five (5) Trading Days immediately preceding the Determination Date.
“Financial Statements” has the meaning set forth in Section 3.07(a).
“FRB” means the Board of Governors of the Federal Reserve System.’
“FRBank” means the Federal Reserve Bank of St. Louis.
“GAAP” means generally accepted accounting principles in the United States of America, applied consistently with past practice.
“GBCLM” means the General and Business Corporation Law of Missouri, as amended.
“Governmental Authority” means any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.
“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials or words of similar meaning or regulatory effect under any Environmental Law or that is regulated or classified under any Environmental Law, including but not limited to petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (not naturally occurring). Hazardous Substance does not include substances present within a consumer product in an amount and concentration ordinarily and customarily used or stored for the purposes of cleaning or maintenance.
“Historical Recognized Environmental Condition” has the meaning set forth in Section 5.17(b).
“Home Mortgage Disclosure Act” means Home Mortgage Disclosure Act of 1975, as amended.

“In-the-money Company Stock Award” means any Company Stock Award with an exercise price less than the Per Share Cash Consideration.
“Indemnified Parties” has the meaning set forth in Section 5.11(a).
“Index” means the NASDAQ Bank Index.
“Informational Systems Conversion” has the meaning set forth in Section 5.15.
“Initial Index Price” means 3,031.7340, which is the average of the closing price of the Index for the five (5) Trading Days immediately preceding the date of this Agreement.
“Initial VWAP” means $31.6363, which is the Average VWAP as of the Trading Day immediately preceding the date of this Agreement.
“Insurance Policies” has the meaning set forth in Section 3.32.
“Intellectual Property” means with regard to a Person all intellectual property of that Person including (a) all registered and unregistered trademarks, service marks, trade dress, trade names, designs, logos, slogans, corporate and fictitious names and rights in telephone numbers, together with all abbreviations, translations, adaptations, derivations and combinations thereof, and general intangibles of like nature, together with all goodwill, applications, registrations and renewals related to the foregoing; (b) all inventions, conceptions, ideas, processes, designs, improvements, and discoveries (whether patentable or unpatentable and whether or not reduced to practice), and all patents, patent applications, patent disclosures and industrial designs, including any provisionals, non-provisionals, continuations, divisionals, continuations-in-part, renewals, reissues, refilings, revisions, extensions and reexaminations thereof, statutory invention registrations, and U.S. or foreign counterparts of any patents or applications for any of the foregoing (collectively, “Patents”); (c) all works of authorship or mask works (both published and unpublished) whether or not protectable by copyright and all interest therein as copyright or other proprietor, whether or not registered with the United States Copyright Office or an equivalent office in any other country of the world, and all applications, registrations and renewals for any of the foregoing; (d) Software; (e) all confidential or proprietary technology or information, including research and development, trade secrets and other confidential information, know-how, proprietary processes, formulae, compositions, algorithms, models, methodologies, manufacturing and production processes and techniques, technical data, domain names, designs, drawings, blue prints, specifications, customer and supplier lists, pricing and cost information and business, marketing or other plans and proposals; (f) domain name registrations and active websites; and (g) social media accounts used or held for use
“IRS” means the United States Internal Revenue Service.
“IT Assets” means, with respect to any Person, the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data, data communications lines, and all other information technology equipment, and all associated documentation owned by such Person or such Person’s Subsidiaries.
“ITU” has the meaning set forth in Section 3.31(e).
“Knowledge” means, with respect to Company and Company Bank, the actual knowledge, after reasonable inquiry under the circumstances, of the Persons set forth in Company Disclosure Schedule 3.01(a), and with respect to Buyer and Buyer Bank, the actual knowledge, after reasonable inquiry under the circumstances, of the Persons set forth in Buyer Disclosure Schedule 4.01(a).
“Law” means any federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority that is applicable to the referenced Person.
“Lease” and “Leases” have the meanings set forth in Section 3.30(b).
“Letter of Transmittal” has the meaning set forth in Section 2.04(c).
“Licensed Business Intellectual Property” has the meaning set forth in Section 3.31(g).

“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge, claim, option, rights of first refusal, encumbrances, or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).
“Liquidated Damages Payment” has the meaning set forth in Section 7.02(c).
“Loan” means any written or oral loan, loan agreement, note or borrowing arrangement or other extensions of credit (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) to which Company, Company Bank or any of their respective Subsidiaries is a party as obligee.
“Mailing Date” has the meaning set forth in Section 2.04(b).
“Material Adverse Change” or “Material Adverse Effect” means with respect to any Person, any effect, circumstance, occurrence or change that is or would reasonably be expected to be material and adverse to the financial position, results of operations or business of such Person and its Subsidiaries, taken as a whole, or which would materially impair the ability of such Person to perform its obligations under this Agreement or otherwise materially impairs the ability of such Person to consummate the transactions contemplated hereby; provided, however, that Material Adverse Effect shall not be deemed to include the impact of (i) changes in banking and similar Laws of general applicability or interpretations thereof by Governmental Authorities, (ii) changes in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally, (iii) changes after the date of this Agreement in general economic or capital market conditions affecting financial institutions or their market prices generally and not disproportionately affecting Company or Buyer as compared to similarly situated bank holding companies, including, but not limited to, changes in levels of interest rates generally and any change in the value of deposits, borrowings or loan service rights associated therewith, (iv) the effects of any action or omission taken by Company with the prior consent of Buyer, and vice versa, or as otherwise expressly permitted or contemplated by this Agreement; (v) the impact of the Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement); (vi) changes in national or international political or social conditions including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon or within the United States and (vii) natural disaster or other force majeure event.
“Maximum D&O Tail Premium” has the meaning set forth in Section 5.11(c).
“Merger” has the meaning set forth in the recitals to this Agreement.
“Merger Consideration” has the meaning set forth in Section 2.03.
“Mixed Election” has the meaning set forth in Section 2.04(b).
“NASDAQ” means The NASDAQ Global Select Market, or any tier within the NASDAQ Stock Market.
“National Labor Relations Act” means the National Labor Relations Act, as amended.
“Notice of Superior Proposal” has the meaning set forth in Section 5.10(e).
“Notice Period” has the meaning set forth in Section 5.10(e).
“Non-Election” has the meaning set forth in Section 2.04(b).
“Non-Election Shares” has the meaning set forth in Section 2.04(a).
“NPL” has the meaning set forth in Section 3.17(c).
“OCC” means the Office of the Comptroller of the Currency.
“Ordinary Course of Business” means the ordinary, usual and customary course of business of Company, Company Bank and Company’s Subsidiaries consistent with past practice, including with respect to frequency and amount in all material respects.

“OREO” has the meaning set forth in Section 3.22(c).
“Out-of-the-money Company Stock Award” means any Company Stock Award that is not an In-the-money Company Stock Award;
“Patents” has the meaning set forth in the definition of “Intellectual Property”.
“PBGC” means the Pension Benefit Guaranty Corporation.
“Permitted Liens” means (i) statutory Liens for amounts not yet delinquent or which are being contested in good faith; (ii) Liens, easements, rights of way, restrictions, covenants and other similar encumbrances disclosed by any title commitments, title insurance policies and/or surveys, site plans or maps delivered to the other party prior to the date hereof whether or not of record; (iii) recorded easements, rights of way, restrictions, covenants and other similar encumbrances that do not, individually or in the aggregate, materially impair business operations at such properties as currently conducted; (iv) Liens of landlords and Liens of carriers, warehousemen, mechanics and materialmen and other like Liens arising in the Ordinary Course of Business for sums not yet due and payable or which are being contested in good faith; (v) Liens on Company Leased Property or Buyer Leased Property (as applicable) placed on such property by the landlord or owner thereof; (vi) Liens which, individually or in the aggregate, do not materially impair the use or materially detract from the value of the assets or properties to which they related in the business of Company or Buyer or any of the Subsidiaries of either (as applicable) as currently conducted; (vii) any condition that would be shown by a current, accurate survey or that would be apparent as part of a physical inspection of the Company Owned Property or Company Leased Property (on the one hand) or, as applicable, Buyer Owned Property or Buyer Leased Property; (viii) Liens that have been placed by any developer or third party in property over which Company or Buyer or any Subsidiary of either (as applicable) has any easement right; and (ix) other imperfections of title, licenses or encumbrances, if any, and zoning ordinances which do not materially impair the continued use or operation of the assets to which they relate in the conduct of the business as presently conducted.
“Per Share Cash Consideration” has the meaning set forth in Section 2.01(c).
“Per Share Stock Consideration” has the meaning set forth in Section 2.01(c).
“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature, including a Governmental Authority.
“Phase I ESA” has the meaning set forth in Section 5.01(w).
“Phase I Notice” has the meaning set forth in Section 5.17(b).
“Phase II ESA” has the meaning set forth in Section 5.17(b).
“Plan of Bank Merger” means a plan of bank merger between Company Bank and Buyer Bank in a form to be agreed upon by the parties pursuant to which Company Bank will be merged with and into Buyer Bank in accordance with the provisions of and with the effect provided in the Bank & Trust Companies Code of Missouri and the regulations promulgated thereunder.
“Proxy Statement-Prospectus” means Company’s proxy statement, together with any amendments and supplements thereto, to be delivered to holders of Company Common Stock in connection with the solicitation of their approval of this Agreement.
“Recognized Environmental Condition” has the meaning set forth in Section 5.17(b).
“Registration Statement” means the Registration Statement on Form S-4 to be filed with the SEC by Buyer in connection with the issuance of shares of Buyer Common Stock in the Merger (including the Proxy Statement-Prospectus, constituting a part thereof).
“Regulations” means the final and temporary regulations promulgated under the Code by the United States Department of the Treasury.

“Regulatory Approval” shall mean any consent, approval, authorization or non-objection from any Governmental Authority necessary to consummate the Merger, Bank Merger and the other transactions contemplated by this Agreement.
“Remediation Estimate” has the meaning set forth in Section 5.17(c).
“Representative” has the meaning set forth in Section 2.04(b).
“Requisite Company Shareholder Approval” means the adoption of this Agreement by a vote of the minimum number of shares of Company Common Stock required under applicable Law to approve this Agreement and the Merger that are entitled to vote thereon at the Company Meeting.
“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“Schedule Supplement” has the meaning set forth in Section 5.09(d).
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.
“Shortfall Number” has the meaning set forth in Section 2.04(e).
“Stock Conversion Number” means 1,200,000 shares of Company Common Stock.
“Stock Election” has the meaning set forth in Section 2.04(b).
“Stock Election Number” has the meaning set forth in Section 2.04(a).
“Stock Election Shares” has the meaning set forth in Section 2.04(a).
“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such party. Any reference in this Agreement to a Subsidiary of Company means, unless the context otherwise requires, Company Bank, any current or former Subsidiary of Company and any Subsidiary of Company Bank. No entity that is or was acquired as a result of foreclosure or similar proceedings or in respect of a debt previously contracted will be treated as a Subsidiary.
“Superior Proposal” shall mean any bona fide, unsolicited written Acquisition Proposal (on its most recently amended or modified terms, if amended or modified) made by a third party to enter into an Acquisition Transaction that (i) the Company Board determines in good faith, after consulting with its outside legal counsel and its financial advisor, would, if consummated, result in a transaction that would be more favorable to the shareholders of the Company than the Merger (taking into account all factors relating to such proposed transaction deemed relevant by the Company Board, including without limitation the amount and form of consideration, the timing of payment, the risk of consummation of the transaction, the financing thereof and all other conditions thereto, (including any adjustments to the terms and conditions of the Merger proposed by Buyer in response to such Acquisition Proposal)) and (ii) is for 50% or more of the outstanding shares of Company Stock or all or substantially all of the assets of Company.
“Surviving Entity” has the meaning set forth in Section 1.01.

“Tax” and “Taxes” mean all federal, state, local or foreign income, gross income, gains, gross receipts, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, custom duties, unemployment or other taxes of any kind whatsoever imposed directly or indirectly by a Governmental Authority, together with any interest, additions or penalties thereto and any interest in respect of such interest and penalties.
“Tax Returns” means any return, amended return, declaration or other report (including elections, declarations, schedules, estimates and information returns) required to be filed with any taxing authority with respect to any Taxes.
“Termination Fee” has the meaning set forth in Section 7.02(a).
“The date hereof” or “the date of this Agreement” shall mean the date first set forth above in the preamble to this Agreement.
“Total Cash” means $26,619,150 in cash, to be issued as part of the Merger Consideration.
“Total Shares of Stock Consideration” means 3,300,000 shares of Buyer Common Stock to be issued as part of the Merger Consideration.
“Trading Day” means a day on which the principal Trading Market is open for trading.
“Trading Market” means any of the following markets or exchanges on which the Buyer Common Stock is listed or quoted for trading on the date in question: the NYSE MKT, the NASDAQ, the Nasdaq Global Market, the Nasdaq Global Select Market or the New York Stock Exchange (or any successors to any of the foregoing).
“Triggering VWAP” has the meaning set forth in Section 7.01(c).
“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.
“Unaudited Financial Statements” has the meaning set forth in Section 3.07(a).
“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and the regulations promulgated thereunder.
“VWAP” means, for any date, the daily volume weighted average price of the Buyer Common Stock for such date (or the nearest preceding date) on the Trading Market on which the Buyer Common Stock is then listed or quoted as reported by Bloomberg L.P.
ARTICLE 9.
MISCELLANEOUS

Section 9.01    Survival. No representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time other than this Section 9.01 and any other agreements or covenants contained herein that by their express terms are to be performed after the Effective Time, including, without limitation, Section 5.11 of this Agreement.
Section 9.02    Waiver; Amendment. Prior to the Effective Time and to the extent permitted by applicable Law, any provision of this Agreement may be (a) waived by the party benefited by the provision, provided that such waiver is in writing and signed by such party, or (b) amended or modified at any time, by an agreement in writing among the parties hereto executed in the same manner as this Agreement, except that after the Company Meeting, no amendment shall be made which by Law requires further approval by the shareholders of Buyer or Company without obtaining such approval.
Section 9.03    Governing Law; Waiver of Right to Trial by Jury; Process Agent.
(a)    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (except for mandatory effects of Missouri law relating to the Merger, as applicable), without regard to the conflicts of law rules of such state.

(b)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. Each party certifies and acknowledges that (i) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.03.
Section 9.04    Expenses. Except as otherwise provided in Section 7.02, each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel. Notwithstanding the foregoing, if any civil action, arbitration or other legal proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs and all expenses even if not taxable as court costs (including without limitation, all such fees, Taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that proceeding, in addition to any other relief to which such party or parties may be entitled. Attorneys’ fees shall include, without limitation, paralegal fees, investigative fees, administrative costs and all other charges billed by the attorney to the prevailing party (including any fees and costs associated with collecting such amounts).
Section 9.05    Notices. All notices, requests and other communications hereunder to a party, shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (d) by reputable courier service to such party at its address set forth below, or at such other address or addresses as such party may specify from time to time by notice in like manner to the parties hereto. All notices shall be deemed effective upon delivery.

If to Buyer or Buyer Bank:

Enterprise Financial Services Corp
150 North Meramec
Clayton, MO 63105
Attn: General Counsel
Email: jcbconsent@enterprisebank.com

With a copy (which shall not constitute notice) to:

Reed Smith LLP
Three Logan Square
1717 Arch Street
Philadelphia, PA
Attn: Paul J. Jaskot, Esq.
Email: pjaskot@reedsmith.com

If to Company or Company Bank:

Jefferson County Bancshares, Inc.
5721 South Lindbergh
St. Louis, MO 63123
Attn: Michael W. Walsh, President & CEO
Email: mwalsh@eaglebankandtrust.com

With a copy (which shall not constitute notice) to:

Lewis Rice LLC
600 Washington Avenue
Suite 2500
St. Louis, MO 63101
Attn: John C. Bodnar, Esq.
Email: jbodnar@lewsrice.com

Section 9.06    Entire Understanding; No Third Party Beneficiaries. This Agreement represents the entire understanding of the parties hereto and thereto with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ rights under Section 5.11 and shareholders of Company with respect to Article 2, Buyer and Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other applicable parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any Person or employees who might be affected by Section 5.12), other than the parties hereto, any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 9.07    Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.
Section 9.08    Enforcement of the Agreement; Jurisdiction. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to seek to enforce specifically the terms and provisions thereof in the State of Delaware or the State of Missouri, this being in addition to any other remedy to which they are entitled in equity. Each party agrees that it will not seek and will agree to waive any requirement for the securing or posting of a bond in connection with the other party’s seeking or obtaining such injunctive relief. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any federal or state court located in the State of Delaware or the State of Missouri in the event any dispute arises out of this Agreement or the transactions contemplated by this Agreement and (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court.
Section 9.09    Interpretation.
(a)    When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and captions and headings contained in this Agreement are included solely for convenience of reference and shall be disregarded in the interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The parties acknowledge and agree that if an unreasonable condition is imposed on a consent, such consent will be deemed to have been withheld.
(b)    The parties hereto have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or document contemplated herein, this

Agreement and such other agreements or documents shall be construed as if drafted jointly by the parties thereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorizing any of the provisions of this Agreement or any other agreements or documents contemplated herein.
(c)    Any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific Governmental Authority shall include any rule or regulation promulgated thereunder and any successor statute or regulation, or successor Governmental Authority, as the case may be. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable, and the singular includes the plural and vice versa.
(d)    Unless otherwise specified, the references to “Section” and “Article” in this Agreement are to the Sections and Articles of this Agreement. When used in this Agreement, words such as “herein”, “hereinafter”, “hereof”, “hereto”, and “hereunder” refer to this Agreement as a whole, unless the context clearly requires otherwise. When used in this Agreement, references to (i) “in respect of debt previously contracted” and similar phrases include actions taken in respect thereof such as foreclosure and similar proceedings and arrangements and (ii) “foreclosure” include other similar proceedings and arrangements including a deed in lieu.
Section 9.10    Assignment. No party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other party, and any purported assignment in violation of this Section 9.10 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
Section 9.11    Counterparts. This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.
Section 9.12    Disclosure Schedules. The Company Disclosure Schedule or the Buyer Disclosure Schedule shall be deemed to be a part of this Agreement and are fully incorporated into this Agreement by reference. Any reference in a particular section or subsection of either the Company Disclosure Schedule or the Buyer Disclosure Schedule shall only be deemed to be reference to, an exception to or modification of (or, as applicable, a disclosure for purposes of) (i) the representations and warranties or covenants, as applicable, of the relevant party that are contained in the corresponding section or subsection of this Agreement and (ii) any other section or subsection of the Company Disclosure Schedule or the Buyer Disclosure Schedule, as applicable (and accordingly any other representations, warranties or covenants of such party contained in the corresponding section or subsection of this Agreement), but only if the relevance of that reference as a modification of or exception to (or a disclosure for purposes of) such representations, warranties and covenants of the relevant party, whether or not an explicit cross-reference appears, if the applicability of such reference to the other section or subsection is reasonably apparent on the face of such disclosure. The mere inclusion of an item in either the Company Disclosure Schedule or the Buyer Disclosure Schedule as an exception to a representation, warranty or covenant shall not be deemed to be an admission or evidence that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Material Adverse Effect.
[Remainder of page intentionally left blank; signature page to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

JEFFERSON COUNTY BANCSHARES, INC.

By: /s/ Michael Walsh
Michael Walsh
President and Chief Executive Officer

EAGLE BANK AND TRUST COMPANY OF MISSOURI

By: /s/ Michael Walsh
Michael Walsh
President and Chief Executive Officer

ENTERPRISE FINANCIAL SERVICES CORP

By: /s/ Peter Benoist
Peter Benoist
Chief Executive Officer

ENTERPRISE BANK & TRUST

By: /s/ Scott Goodman
Scott Goodman
President

EXHIBIT A
FORM OF JCB VOTING AGREEMENT
VOTING AGREEMENT
This VOTING AGREEMENT (this “Agreement”), dated as of October 10, 2016, is made and entered into between the undersigned shareholder (“Shareholder”) of Jefferson County Bancshares, Inc., a Missouri corporation (the “Company”), and Enterprise Financial Services Corp, a Delaware corporation (“Buyer”).
WHEREAS, concurrently with or following the execution of this Agreement, the Company, Buyer, Eagle Bank and Trust Company of Missouri, a Missouri state-charted bank and wholly-owned subsidiary of Company (“Company Bank”), and Enterprise Bank & Trust, a Missouri state-charted bank and a wholly-owned subsidiary of Buyer (“Buyer Bank”), have entered, or will enter, into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), providing for, among other things, the merger (the “Merger”) of Company into Buyer;
WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Buyer has required that Shareholder execute and deliver this Agreement; and
WHEREAS, in order to induce Buyer and as additional consideration to Buyer to enter into the Merger Agreement, Shareholder is willing to make certain representations, warranties, covenants and agreements with respect to the shares of common stock, par value $1.00 per share, of the Company (“Company Common Stock”) beneficially owned by Shareholder and set forth below Shareholder’s signature on the signature page hereto (the “Original Shares” and, together with any additional shares of Company Common Stock pursuant to Section 7 hereof, the “Shares”).
NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto agree as follows:
1.    Definitions. For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.
2.    Representations of Shareholder. Shareholder represents and warrants to Buyer that:
(a)    (i) Shareholder owns beneficially (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended, referred to as the “Exchange Act”) all of the Original Shares free and clear of all Liens, and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which Shareholder is a party relating to the pledge, disposition or voting of any of the Original Shares and there are no voting trusts or voting agreements with respect to the Original Shares.
(b)    Shareholder does not beneficially own any shares of Company Common Stock other than (i) the Original Shares and (ii) any options, warrants or other rights to acquire any additional shares of Company Common Stock or any security exercisable for or convertible into shares of Company Common Stock, set forth on the signature page of this Agreement (collectively, “Options”).
(c)    Shareholder has full legal capacity (and, if applicable, corporate power and authority) to enter into, execute and deliver this Agreement and to perform fully Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except in each case as enforcement may be limited general principles of equity, whether applied in a court of law or court of equity, and by bankruptcy, insolvency and similar Laws affecting creditor’s rights and remedies generally.
(d)    None of the execution and delivery of this Agreement by Shareholder, the consummation by Shareholder of the transactions contemplated hereby or compliance by Shareholder with any of the provisions hereof will conflict with or result in a breach, or constitute a default (with or without notice of lapse of time or both) under any provision of, any trust agreement, loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, instrument or Law applicable to Shareholder or to Shareholder’s property or assets.

(e)    No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority or other Person on the part of Shareholder is required in connection with the valid execution and delivery of this Agreement. No consent of Shareholder’s spouse is necessary under any “community property” or other Laws in order for Shareholder to enter into and perform its obligations under this Agreement.
3.    Agreement to Vote Shares. Except as expressly permitted under Section 5.10 of the Merger Agreement, Shareholder agrees during the term of this Agreement to vote the Shares, and to cause any holder of record of Shares to vote (or execute a written consent or consents if shareholders of the Company are requested to vote their shares through the execution of an action by written consent in lieu of any such annual or special meeting of Shareholders of the Company):
(a)    in favor of the Merger, the Merger Agreement and any other matter necessary for the consummation of the transactions contemplated by Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of the Company at which such matters are considered, at every adjournment or postponement thereof or in any other circumstances upon which their vote or other approval is sought; and
(b)    against (1) any Superior Proposal or any action which is a component of any Superior Proposal, (2) any Acquisition Proposal, (3) any action, proposal, transaction or agreement which would reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of Shareholder under this Agreement, (4) any action, proposal, transaction or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of the Company’s or Company Bank’s conditions under the Merger Agreement and (5) change in any manner the voting rights of any class of shares of the Company (including any amendments to the articles of incorporation or bylaws of the Company).
4.    Irrevocable Proxy. Shareholder hereby appoints Buyer and any designee of Buyer, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and resubstitution, to vote or act by written consent during the term of this Agreement with respect to the Shares in accordance with Section 3. This proxy and power of attorney is given to secure the performance of the duties of Shareholder under this Agreement. Shareholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by Shareholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in Law to support an irrevocable proxy and shall revoke any and all prior proxies granted by Shareholder with respect to the Shares. The power of attorney granted by Shareholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of Shareholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of this Agreement.
5.    No Solicitation of Transactions. Shareholder, unless Shareholder is serving as a director of the Company and solely in Shareholder’s capacity as a shareholder of the Company, agrees that Shareholder will not, directly or indirectly (i) solicit, initiate or take any other action to facilitate or knowingly encourage any Superior Proposal, (ii) enter into, maintain, continue or participate in any discussions or negotiations with any Person or entity in furtherance of, or furnish to any Person any information, with respect to any Superior Proposal or (iii) agree or authorize any Person to do any of the foregoing.
6.    No Voting Trusts or Other Arrangement. Shareholder agrees that Shareholder will not, and will not permit any entity under Shareholder’s control to, deposit any of the Shares in a voting trust, grant any proxies with respect to the Shares or subject any of the Shares to any arrangement with respect to the voting of the Shares other than agreements entered into with Buyer.
7.    Transfer and Encumbrance. Shareholder agrees that during the term of this Agreement, Shareholder will not, directly or indirectly, transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any of the Shares or Shareholder’s voting or economic interest therein. Any attempted Transfer of Shares or any interest therein in violation of this Section 6 shall be null and void. This Section 6 shall not prohibit a Transfer of the Shares by Shareholder to any member of Shareholder’s immediate family, or to a trust for the benefit of Shareholder or any member of Shareholder’s immediate family, or upon the death of Shareholder; provided, that a Transfer referred to in this sentence shall be permitted only if, as a precondition to such Transfer, the transferee agrees in a writing, reasonably satisfactory in form and substance to Buyer, to be bound by all of the terms of this Agreement.
8.    Additional Shares. Shareholder agrees that all shares of Company Common Stock that Shareholder purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of after the execution of this Agreement, including, without limitation, any Company Common Stock issued upon the exercise or conversion of any Option, shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.
9.    Waiver of Appraisal and Dissenters’ Rights. Shareholder hereby waives, and agrees not to assert or perfect, any rights of appraisal or rights to dissent from the Merger that Shareholder may have by virtue of ownership of the Shares.
10.    Termination. This Agreement shall terminate upon the earliest to occur of (i) the Effective Time; (ii) the date on which the Merger Agreement is terminated in accordance with its terms; and (iii) the date of any mutual modification, waiver or amendment of the Merger Agreement that adversely affects the consideration payable to Shareholders of the Company pursuant to the Merger Agreement as in effect as of the date hereof.
11.    No Agreement as Director or Officer. Shareholder makes no agreement or understanding in this Agreement in Shareholder’s capacity as a director or officer of the Company or any of its subsidiaries (if Shareholder holds such office), and nothing in this Agreement: (a) will limit or affect any actions or omissions taken by Shareholder in Shareholder’s capacity as such a director or officer, including in exercising rights under the Merger Agreement, and no such actions or omissions shall be deemed a breach of this Agreement or (b) will be construed to prohibit, limit or restrict Shareholder from exercising Shareholder’s fiduciary duties as an officer or director to the Company or its shareholders.
12.    No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Buyer any direct or indirect ownership or incidence of ownership of or with respect to any of the Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to Shareholder, and Buyer shall not have any authority to direct Shareholder in the voting of the Shares, except as otherwise set forth herein.
13.    Specific Performance. Shareholder acknowledges that (i) it may be impossible to measure in money the damage to Buyer if Shareholder fails to comply with any of the obligations imposed by this Agreement, (ii) every such obligation is material and (iii) in the event of any such failure, Buyer will not have an adequate remedy at law or in damages. Accordingly, Shareholder agrees that injunctive relief or any other equitable remedy, in addition to any remedies at law or damages, is the appropriate remedy for any such failure and will not oppose the granting of any such remedy relief on the basis that Buyer has an adequate remedy at law. Shareholder agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with the other party’s seeking or obtaining such equitable relief.
14.    Entire Agreement. This Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.
15.    Notices. All notices, requests, claims, demands, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14):
If to Buyer:

Enterprise Financial Services Corp
150 North Meramec
Clayton, MO 63105
Attn: General Counsel
Email: jcbconsent@enterprisebank.com

With a copy to:

Reed Smith LLP
Three Logan Square
1717 Arch Street
Philadelphia, PA
Attn: Paul J. Jaskot, Esq.
Email: pjaskot@reedsmith.com

If to Shareholder, to the address or facsimile number set forth for Shareholder on the signature page hereof.

16.    Miscellaneous.
(a)    This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of Delaware.
(b)    Each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the state or federal courts located in the State of Delaware. Each of the parties hereto agrees that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 14 or in such other manner as may be permitted by applicable Laws, will be valid and sufficient service thereof. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court or tribunal other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder (i) any claim that it is not personally subject to the jurisdiction of the above named courts for any reason other than the failure to serve process in accordance with this Section 15(b), (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper, or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Notwithstanding the foregoing, if any civil action, arbitration or other legal proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default or misrepresentation in connection with any provision of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys’ fees, court costs and all expenses even if not taxable as court costs (including without limitation, all such fees, taxes, costs and expenses incident to arbitration, appellate, bankruptcy and post-judgment proceedings), incurred in that proceeding, in addition to any other relief to which such party or parties may be entitled. Attorneys’ fees shall include, without limitation, paralegal fees, investigative fees, administrative costs and all other charges billed by the attorney to the prevailing party (including any fees and costs associated with collecting such amounts).
(c)    EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 15(c).
(d)    If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.
(e)    This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.
(f)    Each party hereto shall execute and deliver such additional documents as may be necessary or desirable to effect the transactions contemplated by this Agreement.
(g)    All Section headings herein are for convenience of reference only and are not part of this Agreement, and no construction or reference shall be derived therefrom.
(h)    The obligations of Shareholder set forth in this Agreement shall not be effective or binding upon Shareholder until after such time as the Merger Agreement is executed and delivered by the Company, Buyer, Company Bank, and Buyer Bank, and the parties agree that there is not and has not been any other agreement, arrangement or understanding between the parties hereto with respect to the matters set forth herein.
(i)    Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto. Any assignment contrary to the provisions of this Section 15(i) shall be null and void.
[Remainder of page intentionally left blank; signature page to follow]

    IN WITNESS WHEREOF, the parties hereto have executed and delivered this Voting Agreement as of the date first written above.

ENTERPRISE FINANCIAL SERVICES CORP:

By
Name:
Title:

SHAREHOLDER:

NAME:

By
Name:
Title:

Beneficially owned by Shareholder as of the date of this Agreement
Number of Shares: __________________________
Number of Options:_________________________

Shareholder’s Address: _____________________
________________________________________
City/State/Zip Code: _______________________
Fax: ____________________________________

EXHIBIT B
EXECUTIVE EMPLOYMENT AGREEMENT
This EXECUTIVE EMPLOYMENT AGREEMENT (“Agreement”) is made as of October 10, 2016, by and between Enterprise Bank & Trust (the “Company”) and Michael Walsh (“Executive”).
R E C I T A L S
WHEREAS, the Enterprise Financial Services Corp (“EFSC”), a Delaware Corporation, and the Company, a Missouri state-chartered bank and wholly-owned subsidiary of EFSC, have entered into negotiations with Jefferson County Bancshares, a Missouri Corporation (“Jefferson”), and Eagle Bank and Trust, a Missouri state-chartered bank and wholly owned subsidiary of Jefferson (“Eagle Bank”), to execute an Agreement and Plan of Merger (the “Transaction”);
WHEREAS, Executive is currently employed by Eagle Bank and entered into a Change of Control Agreement with Eagle Bank dated October 22, 2003 (the “CIC Agreement”);
WHEREAS, in connection with the Transaction, the Company desires to secure the employment of Executive in accordance with the provisions of this Agreement, contingent on the closing of the Transaction; and
WHEREAS, Executive desires to be employed by the Company, and the Company desires to employ Executive, on the terms, covenants and conditions hereafter set forth in this Agreement;
WHEREAS, in consideration for the valuable consideration contained in this Agreement, the Company and Executive intend for this Agreement to replace and supersede the CIC Agreement in all respects;
WHEREAS, the CIC Agreement shall automatically terminate and become null and void upon the Effective Date of this Agreement.
NOW, THEREFORE, for the reasons set forth above, and in consideration of the mutual promises and agreements herein set forth, the Company and Executive agree as follows:
1.    Employment and Term. Subject to the provisions of Section 5 below, Executive shall be employed by the Company for a period commencing as of the closing of the Transaction (the “Effective Date”) and ending on the three-year anniversary of the Effective Date (the “Term”) on the terms and subject to the conditions set forth in this Agreement, provided, however, that the Term shall thereafter be automatically extended for additional one-year periods unless, at least ninety (90) days prior to expiration of the Term, either (a) the Company gives notice to Executive not to extend the Term or (b) Executive gives notice to the Company not to extend the Term.
2.    Position, Duties and Responsibilities; Location.
2.1    Position and Duties. Executive shall be employed as Executive Vice President and Chairman of the St. Louis Region of the Company. Executive shall have the duties, powers and authority as are commensurate with his position, including such other duties and responsibilities as are reasonably delegated to him from time to time by the President of the Company, to whom Executive will report.
2.2    Exclusive Services and Efforts. Executive agrees to devote his efforts, energies, and skill to the discharge of the duties and responsibilities attributable to his position and, except as set forth herein, agrees to devote substantially all of his professional time and attention exclusively to the business and affairs of the Company; provided, that nothing herein shall preclude Executive from accepting appointment to or continuing to serve on any other board of directors or trustees of any charitable organization; further provided, that such activities do not conflict with the obligations of Executive under the terms of any of Executive’s restrictive covenants with the Company or an affiliate, or materially interfere with the performance of Executive’s duties hereunder.
3.    Compensation.
3.1    Base Salary. During the Term, the Company hereby agrees to pay to Executive an annualized base salary of two hundred seventy five thousand dollars ($275,000) (the “Salary”), subject to all applicable Federal, state and local income and employment taxes and other required or elected withholdings and deductions, payable in equal installments on the Company’s regularly-scheduled paydays as it is earned. Executive’s Salary will be reviewed at least annually by the Company and, when appropriate as determined in the Company’s discretion, may be increased but not decreased without written consent of Executive (in which case such adjusted amount shall be the “Salary” hereunder).
3.2    Annual Bonus.
(a)    For each calendar year during the Term (subject to proration in accordance with Section 3.2(b)), Executive shall be entitled to an annual bonus (the “Annual Bonus”) of $100,000. Executive shall be entitled to the full Annual Bonus of $100,000 following calendar year 2017, so long as the Transaction closes before June 30, 2017. If the Transaction closes after June 30, 2017 but prior to December 31, 2017, Executive shall be entitled to an Annual Bonus for calendar year 2017 in the amount of $50,000. Except as otherwise set forth in this Section 3.2, Executive shall not be eligible to receive any Annual Bonus unless Executive is employed with the Company on the date such Annual Bonus is paid. Any Annual Bonus will be paid not later than March 15 of the calendar year immediately following the calendar year to which the Annual Bonus relates.
(b)    If Executive’s employment terminates before the end of any applicable calendar year pursuant to Section 5.2 below, upon the satisfaction of the requirements of Section 5.7, Executive shall be entitled to a portion of the Annual Bonus determined by multiplying the Annual Bonus by a fraction equal to the number of days of Executive’s employment during such applicable period divided by the total number of days in the calendar year (the “Pro-Rated Annual Bonus”). Payment of any bonus under this Section 3.2(b) shall be made in accordance with Section 5.7 below.
3.3    Retention Bonus. The Company shall pay Executive a retention bonus in the total amount of $400,000 (the “Retention Bonus”). Payments of the Retention Bonus shall be made as follows: (a) payment of $75,000 on the next regularly scheduled payroll date following the first year anniversary of the Effective Date; (b) payment of $125,000 on the next regularly scheduled payroll date following the second year anniversary of the Effective Date; and (c) payment of $200,000 on the next regularly scheduled payroll date following the third year anniversary of the Effective Date, regardless of whether Executive or the Company has provided notice not to extend the Term in accordance with Section 1 above. Provided, however, if Executive terminates his employment by resignation or Executive is terminated by the Company for “Cause” or Executive’s employment ends due to Disability prior to any such anniversary date of the Effective Date, no such remaining Retention Bonus amount(s) shall be payable to Executive following any such resignation by Executive or termination of Executive’s employment for Cause by the Company or end of Executive’s employment due to Disability. In the event Executive’s employment ends due to Death, all remaining amounts payable as the Retention Bonus shall be paid immediately to Executive or his estate, as applicable.
4.    Employee Benefits.
4.1    Participation in Benefit Plans. During the Term, Executive shall be entitled to participate in other regular employee benefit plans generally established by the Company for its full-time employees, including without limitations any health, life insurance, disability insurance, and retirement, such participation to be as provided in said employee benefit plans in accordance with the terms and conditions thereof as in effect from time to time and subject to any applicable waiting period.
4.2    Vacation. Executive shall be entitled to twenty-seven (27) days of paid time off (“PTO”) during each year of employment pursuant to the Company’s PTO policy as in effect from time to time.
4.3    Reimbursement of Expenses. The Company shall reimburse Executive for all reasonable business and travel expenses incurred in the performance of his job duties and the promotion of the Company’s business, promptly upon presentation of appropriate supporting documentation and otherwise in accordance with the expense reimbursement policy of the Company. The Company shall provide Executive with a Company credit card which Executive may use for such reasonable business and travel expenses subject to the expense reimbursement policy of the Company.
4.4    Automobile. At any time within sixty (60) days of the Effective Date, Executive shall be entitled to purchase the automobile used by Executive prior to the Effective Date and Transaction, at a fair market or book value as mutually agreed upon between Executive and the Company (the “Purchase Amount”). Within ten (10) business days of the Company’s receipt of the Purchase Amount from Executive, the Company shall reimburse Executive for such Purchase Amount.
4.5    Missouri Athletic Club Membership. The Company shall provide Executive with a monthly club allowance equal to the amount of monthly dues associated with Executive’s membership in the Missouri Athletic Club, promptly upon presentation of appropriate supporting documentation up to a maximum amount of $600 per month, paid in regular installments in accordance with the Company’s usual payroll practices, less regular withholding and deductions.
4.6    Cell Phone Allowance. Executive shall be entitled to a cell phone allowance at the monthly rate of $90, paid in regular installments in accordance with the Company’s usual payroll practices, less regular withholdings and deductions.
5.    Termination.
5.1    General. The Company may terminate Executive’s employment for any reason or no reason, and Executive may terminate his employment for any reason or no reason, in either case subject only to the terms of this Agreement. In the event of the termination of Executive’s employment hereunder for any reason, he shall promptly resign from any position he then holds that is affiliated with the Company or that he was holding at the Company’s request. For purposes of this Agreement, the following terms have the following meanings:
(a)    “Accrued Obligations” shall mean: (i) Executive’s earned but unpaid Salary through the Termination Date; (ii) a lump-sum payment in respect of accrued but unused vacation days at Executive’s per-business-day Salary rate in effect as of the Termination Date; and (iii) any unpaid expense or other reimbursements due pursuant to Section 4.3 hereof or otherwise.
(b)    “Cause” shall mean (i) an order of any federal or state regulatory authority having jurisdiction over the Company which prohibits Executive from performing, or renders it impracticable for Executive to perform, his duties under this Agreement, (ii) Executive’s refusal to perform, or repeated failure to undertake good faith efforts to perform the duties and responsibilities reasonably assigned to him (consistent with Section 2) which non-performance has continued for thirty (30) days following Executive’s receipt of written notice from the Company of such non-performance, (iii) Executive’s material breach of this Agreement or of any other written agreement or policy with the Company or any of its Affiliates, (iv) Executive’s commission of a crime that constitutes a felony or other crime of moral turpitude or criminal fraud, (v) chemical or alcohol use which materially and adversely affects Executive’s performance of his duties under this Agreement, (vi) any act of disloyalty or breach of responsibilities to the Company by the Executive which is intended by the Executive to cause material harm to the Company, or (vii) misappropriation (or attempted misappropriation) of any of the Company’s funds or property.
(c)    “Change in Control” shall mean the first to occur of any of the following, provided that for any distribution that is subject to Section 409A (as defined in Section 7.2), a Change in Control under this Agreement shall be deemed to occur only if such event also satisfies the requirements under Treas. Regs. Section 1.409A-(i)(5):
(i)    Any Person, other than one or more of the directors of EFSC on the Effective Date of this Agreement or any Person that any such director Controls (as defined below), becomes the Beneficial Owner of 50% of more of the combined voting power of the then outstanding voting securities of EFSC entitled to vote generally in the election of directors of EFSC (the “EFSC Outstanding Voting Securities”);
(ii)    Any Person becomes the beneficial owner of 50% of more of the combined voting power of the then outstanding voting securities the Company entitled to vote generally in the election of directors of the Company;
(iii)    consummation of a reorganization, merger or consolidation (a “Business Combination”) of EFSC, unless, in each case, following such Business Combination (i) all or substantially all of the Persons who were the beneficial owners, respectively, of the EFSC Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, a voting securities entitled to vote generally in the election of directors of EFSC resulting from such Business Combination, (ii) no Person (excluding any company resulting from such Business Combination) beneficially owns, directly or indirectly, 50% or more of the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors of EFSC resulting from such Business Combination except to the extent such ownership existed prior to the Business Combination, and (iii) at least a majority of the members of the Board of Directors of EFSC (the “EFSC Board”) resulting from the Business Combination are Continuing Directors (as hereinafter defined) at the time of the execution of the definitive agreement, or the action of the EFSC Board, providing for such Business Combination;
(iv)    consummation of the sale, other than in the ordinary course of business, of more than 50% of the combined assets of EFSC and its Subsidiaries in a transaction or series of related transactions during the course of any twelve-month period; or
(v)    the date on which Continuing Directors (as hereinafter defined) cease for any reason to constitute at least a majority of the EFSC Board.
For purposes of this Section 5.1(c), the definitions of the terms “beneficial owner” and “group” shall have the meanings ascribed to those terms in Rule 13(d)(3) under the Securities Exchange Act of 1934.
(d)    “Continuing Directors” means as of the date of determination, (i) any member of the EFSC Board on the Effective Date of this Agreement, (ii) any person who has been a member of the EFSC Board for the two years immediately preceding such date of determination, or (iii) any person who was nominated for election or elected to the EFSC Board with the affirmative vote of the greater of (A) a majority of the Continuing Directors who were members of the EFSC Board at the time of such nomination or election or (B) at least four Continuing Directors but excluding, for purposes of this clause (iii), any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies by or on behalf of a Person other than the EFSC Board.
(e)    “Control” means, with respect to any Person, the possession, directly or indirectly, severally or jointly, of the power to direct or cause the direction of the management policies of such Person, whether through the ownership of voting securities, by contract or credit arrangement, as trustee or executor, or otherwise.
(f)    “Disability” shall mean Executive’s inability by reason of illness or other physical or mental disability to perform the principal duties required by the position held by Executive at for any consecutive 180-day period. A determination of “disability” shall be subject to the certification of a qualified medical doctor agreed to by the Company and Executive or, in Executive’s incapacity to designate a doctor, Executive’s legal representative. If the Company and Executive cannot agree on the designation of a doctor, Executive shall be considered “disabled” for purposes of this subsection if he is determined to be “disabled” for purposes of the Company’s long-term disability insurance benefit program.
(g)    “Good Reason” shall mean the occurrence of any one or more of the following events:
(i)    A reduction by the Company in the amount of Executive’s Base Salary without Executive’s express prior written consent.
(ii)     The relocation of Executive’s principal place of employment greater than fifty (50) miles from Executive’s principal place of employment as of the Effective Date.
(iii)    Any material breach by the Company of any of the provisions of this Agreement or any material failure by the Company to carry out any of its obligations hereunder, in either case, for a period of ten (10) business days after receipt of written notice from Executive and the failure by the Company to cure such breach or failure during such ten (10) business day period.
(h)    “Person” shall mean a “person” as such term is used in Sections 13(d) and 14(d) of the United States Securities Exchange Act of 1934, as amended.

(i)    “Subsidiary” means, with respect to any Person, each corporation or other Person in which the first Person owns or Controls, directly or indirectly, capital stock or other ownership interests representing 50% or more of the combined voting power of the then outstanding voting stock or other ownership interests of such corporation or other Person.
(j)    “Termination Date” shall mean the date on which Executive’s employment hereunder terminates in accordance with this Agreement.
5.2    Termination by the Company Without Cause or by Executive With Good Reason. In the event that Executive’s employment is terminated by the Company without Cause or by Executive for Good Reason, the Term shall expire on the Termination Date and Executive shall be entitled to:
(a)    a single sum cash amount, payable on the sixtieth (60th) day following his Termination Date, in an amount equal to twelve (12) months of Executive’s Salary as in effect immediately prior to the Termination Date;
(b)    a single sum cash amount, payable on the sixtieth (60th) day following his Termination Date, in an amount equal to the average of all Annual Bonuses paid to Executive during the Term, disregarding any Initial Bonus paid to Executive.;
(c)    a single sum cash amount, payable on the sixtieth (60th) day following his Termination Date, in an amount equal to any remaining payments of the Retention Bonus not previously paid in accordance with Section 3.3 of this Agreement; and
(d)    the Accrued Obligations.
5.3    Termination Due to Disability. Executive or the Company may terminate Executive’s employment in the event of his Disability (provided that no termination of Executive’s employment hereunder for Disability shall be effective unless the party terminating Executive’s employment first gives at least fifteen (15) days’ written notice of such termination to the other party). In the event that Executive’s employment hereunder is terminated due to his Disability, the Term shall expire on the Termination Date and he shall be entitled immediately to the Accrued Obligations.
5.4    Termination Due to Death. Executive’s employment shall terminate in the event of his death. In the event that Executive’s employment hereunder is terminated due to his death, the Term shall expire on the Termination Date and his estate or beneficiaries shall be entitled immediately to the Accrued Obligations and any amount or amounts not previously paid for the Retention Bonus set forth in Section 3.3 of this Agreement.
5.5    Termination by the Company For Cause or by Executive Without Good Reason. In the event that Executive’s employment hereunder is terminated by Executive without Good Reason or by the Company for Cause, the Term shall expire as of the Termination Date and Executive shall be entitled to the Accrued Obligations.
5.6    Termination Due to Change in Control. In the event that three (3) months prior to or twelve (12) months following a Change in Control, Executive terminates his employment hereunder with Good Reason or the Company terminates Executive’s employment hereunder without Cause (a “Termination upon a Change in Control”), then in lieu of the payments otherwise due to Executive under Section 5.2 above, the Term shall expire on the Termination Date and Executive shall be entitled to:
(a)    a single sum cash amount, payable on the sixtieth (60th) day following his Termination Date, in an amount equal to twenty-four (24) months of Executive’s Salary as in effect immediately prior to the Termination Date;
(b)    a single sum cash amount, payable on the sixtieth (60th) day following his Termination Date, in an amount equal to the average of all Annual Bonuses paid to Executive during the Term, disregarding any Initial Bonus paid to Executive;

(c)    a single sum cash amount, payable on the sixtieth (60th) day following his Termination Date, in an amount equal to any remaining payments of the Retention Bonus not previously paid in accordance with Section 3.3 of this Agreement; and
(d)    the Accrued Obligations.
5.7    Termination Due to Non-Renewal of the Term. If Executive’s employment is terminated due to the non-renewal of the Term by the Company or Executive, the Term shall expire on the Termination Date and Executive shall be entitled to the Accrued Obligations and the Pro-Rated Annual Bonus described in Section 3.2(b), all payable on the sixtieth (60th) day following his Termination Date.
5.8    Release. Executive’s entitlement to the payments described in this Subsections 5.2, 5.6 or 5.7 is expressly contingent upon Executive first providing the Company with a signed release in substantially the form attached hereto as Exhibit A (the “Release”). In order to be effective, such Release must be delivered by Executive to the Company no later than forty-five (45) days following the Termination Date.
6.    Section 280G.
6.1    If any payment or benefit (including payments and benefits pursuant to this Agreement) that Executive would receive in connection with a Change in Control from the Company or otherwise (“Transaction Payment”) would (a) constitute a “parachute payment” within the meaning of Section 280G of the Code; and (b) the net after-tax benefit that Executive would receive by reducing the Transaction Payments to three times the “base amount,” as defined in Section 280G(b)(3) of the Code, (the “Parachute Threshold”) is greater than the net after-tax benefit Executive would receive if the full amount of the Transaction Payments were paid to Executive, then the Transaction Payments payable to Executive shall be reduced (but not below zero) so that the Transaction Payments due to Executive do not exceed the amount of the Parachute Threshold, reducing first any Transaction Payments under Section 5.5(a) hereof.
6.2    Unless Executive and the Company otherwise agree in writing, any determination required under this section shall be made in writing by the Company’s independent public accountants (the “Accountants”), whose determination shall be conclusive and binding upon Executive and the Company for all purposes. The Accountants may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Accountants shall provide detailed supporting calculations to the Company and Executive as requested by the Company or Executive at least thirty (30) days prior to the date the excise tax imposed by Section 4999 of the Code (including any interest, penalties or additions to tax relating thereto) is required to be paid by Executive or withheld by the Company. Executive and the Company shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this section. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this section as well as any costs incurred by Executive with the Accountants for tax planning under Sections 280G and 4999 of the Code.
7.    Tax Matters.
7.1    The Company shall withhold all applicable federal, state and local taxes, social security and workers’ compensation contributions and other amounts as may be required by law with respect to compensation payable to Executive pursuant to this Agreement.
7.2    Notwithstanding anything herein to the contrary, this Agreement is intended to be interpreted and applied so that the payment of the benefits set forth herein either shall either be exempt from the requirements of Section 409A of the Code (“Section 409A”) or shall comply with the requirements of such provision. Notwithstanding any provision of this Agreement to the contrary, if Executive is a “specified employee” within the meaning of Section 409A, any payments or arrangements due upon a termination of Executive’s employment under any arrangement that constitutes a “nonqualified deferral of compensation” within the meaning of Section 409A and which do not otherwise qualify under the exemptions under Treas. Regs. Section 1.409A-1 (including without limitation, the short-term deferral exemption or the permitted payments under Treas. Regs. Section 1.409A-1(b)(9)(iii)(A)), shall be delayed and paid or provided on the earlier of (a) the date which is six (6) months after

Executive’s “separation from service” (as such term is defined in Section 409A and the regulations and other published guidance thereunder) for any reason other than death; and (b) the date of Executive’s death.
7.3    After any Termination Date, Executive shall have no duties or responsibilities that are inconsistent with having a “separation from service” within the meaning of Section 409A as of the Termination Date and, notwithstanding anything in the Agreement to the contrary, distributions upon termination of employment of nonqualified deferred compensation may only be made upon a “separation from service” as determined under Section 409A and such date shall be the Termination Date for purposes of this Agreement. Each payment under this Agreement or otherwise shall be treated as a separate payment for purposes of Section 409A. In no event may Executive, directly or indirectly, designate the calendar year of any payment to be made under this Agreement which constitutes a “nonqualified deferral of compensation” within the meaning of Section 409A and to the extent an amount is payable within a time period, the time during which such amount is paid shall be in the discretion of the Company.
7.4    Any amounts otherwise payable to Executive following a termination of employment that are not so paid by reason of this Section 7 shall be paid as soon as practicable following, and in any event within thirty (30) days following, the date that is six (6) months after Executive’s separation from service (or, if earlier, the date of Executive’s death) together with interest on the delayed payment at the Company’s cost of borrowing. All reimbursements and in-kind benefits provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A.
7.5    To the extent that any reimbursements pursuant to Section 4 or otherwise are taxable to Executive, any reimbursement payment due to Executive pursuant to such Section shall be paid to Executive on or before the last day of Executive’s taxable year following the taxable year in which the related expense was incurred. The reimbursements pursuant to Section 4 or otherwise are not subject to liquidation or exchange for another benefit and the amount of such reimbursements that Executive receives in one taxable year shall not affect the amount of such reimbursements that Executive receives in any other taxable year.
8.    Restrictive Covenants. Executive agrees to be bound by the following:
8.1    Confidentiality. Executive agrees to hold in strict confidence all non-public information concerning any matters affecting or relating to the business of the Company and its Affiliates, including without limiting the generality of the foregoing non-public information concerning its manner of operation, business or other plans data bases, marketing programs, protocols, processes, computer programs, client lists, marketing information and analyses, operating policies or manuals or other data. Executive agrees that he will not, directly or indirectly, use any such information for the benefit of any Person other than the Company or disclose or communicate any of such information in any manner whatsoever other than to the directors, officers, employees, agents and representatives of the Company who need to know such information. Upon the Company’s request, Executive shall return all information furnished to him related to the business of the Company and its Affiliates without retaining any copies in electronic or other form. The above limitations on use and disclosure shall not apply to information which Executive can demonstrate: (a) was known to executive before receipt thereof from the Company or its Affiliates; (b) is learned by Executive from a third party entitled to disclose it; (c) becomes known publicly other than through Executive; (d) is disclosed by Executive upon authority from the EFSC Board or any Committee of the EFSC Board; (e) is disclosed pursuant to any legal requirement; or (f) is disclosed pursuant to any agreement to which the Company or any of its Subsidiaries or Affiliates is a party. The parties hereto stipulate that all such information is material and confidential and gravely affects the effective and successful conduct of the business of the Company and the Company’s goodwill, and that any breach of the terms of this Section 8.1 shall survive and remain in effect following any termination of this Agreement.
8.2    Use of Proprietary Information. Executive recognizes that the Company possesses a proprietary interest in all of the information described in Section 8.1 and has the exclusive right and privilege to use, protect by copyright, patent or trademark, manufacture or otherwise exploit the processes, ideas and concepts described therein to the exclusion of Executive, except as otherwise agreed between the Company and Executive in writing. Executive expressly agrees that any products, inventions, discoveries or improvements made by Executive, his agents or affiliates, during the term of this Agreement, based on or arising out of the information described in Section 8 shall be the property of and insure to the exclusive benefit of the Company. Executive further agrees that any and all products, inventions, discoveries or improvements developed by Executive (whether or not able to be protected by copyright, patent or trademark) in the scope of his employment, or involving the use of the Company’s or its Affiliate’s time, materials or other resources, shall be promptly disclosed to the Company and shall become the exclusive property of the Company.
8.3    Non-Competition. Executive agrees that, during the Term and for a period of twelve (12) months following any termination of Executive’s employment (the “Restricted Period”), and subject to the Company’s compliance with all payment obligations set forth in this Agreement, Executive shall not, without the prior written consent of the Company, directly or indirectly, own, manage, operate, control, be connected with as an officer, employee, partner, consultant or otherwise, or otherwise engage or participate in (except as an employee of the Company or its Affiliates) any Person engaged in the operation ownership or management of a bank, trust company, wealth management or financial services business within the Metropolitan Statistical Areas of St. Louis, Kansas City or any other city in which the Company or any of its Affiliates has an office at the time of such termination. Notwithstanding the foregoing, the ownership by Executive of less than 1% of any class of the outstanding capital stock of any corporation conducting such a competitive business which is regularly traded on a national securities exchange or in the over-the-counter market shall not be a violation of the foregoing covenant.
8.4    Non-Solicitation of Employees. During the period of actual employment and during the Restricted Period, and subject to the Company’s compliance with all payment obligations set forth in this Agreement, Executive shall not, except on behalf of or with the prior written consent of the Company, directly or indirectly, entice or induce, or attempt to entice or induce, any employee of the Company or any of its Affiliates to leave such employ, or employ any such person in any business in competition with the Company. Executive hereby acknowledges and agrees that the provisions set forth in this Section 8.4 constitute a reasonable restriction on his ability to compete with the Company.
8.5    Non-Solicitation of Protected Customers.
(a)    As used herein, “Protected Customer” means (i) any Person or its Affiliate for whom the Company or any of its Affiliates has provided wealth management, investment, banking, trust, insurance or other financial services during a period of twenty-four (24) months prior to the termination of Executive’s employment with the Company and its Affiliates or (ii) any Person or its Affiliate whom the Company or any of its Affiliates had made a proposal to provide wealth management, investment, banking, trust, insurance or other financial services at any time within six (6) months preceding the termination of Executive’s employment with the Company and its Affiliates.
(b)    During the Restricted Period, and subject to the Company’s compliance with all payment obligations set forth in this Agreement, Executive shall not, directly or indirectly, whether alone or in combination with any other Person, or as an officer, director, shareholder, member, manager, employee, agent, independent contractor, consultant, advisor, joint-venturer, partner or otherwise, and whether or not for pecuniary benefit:
(i)    solicit, take away, attempt to take away, divert, or attempt to divert any Protected Customer from the Company or its Affiliates; or
(ii)    induce, attempt to induce or aid any Person in inducing any Protected Customer to cease doing business with the Company or its Affiliates.
(c)    During the Restricted Period, and subject to the Company’s compliance with all payment obligations set forth in this Agreement, Executive shall not be employed by or act as a consultant for any Person which directly, or through any of its Affiliates, solicits, takes away, attempts to take away, diverts, or attempts to divert any Protected Customer from the Company or any of its Affiliates. Before Executive becomes employed by or becomes a consultant for a Person during a Restricted Period, Executive shall inform such Person of the provisions of this Section 8.5.
8.6    Saving Provision. The parties hereto agree that, in the event a court of competent jurisdiction shall determine that the geographic or durational elements of this covenant are unenforceable, such determination shall not render the entire covenant unenforceable. Rather, the excessive aspects of the covenant shall be reduced to the threshold which is enforceable, and the remaining aspects shall not be affected thereby.

8.7    Equitable Relief. Executive acknowledges that the extent of damages to the Company from a breach under this Section 8 would not be readily quantifiable or ascertainable, that monetary damages would be inadequate to make the Company whole in case of such a breach, and that there is not and would not be adequate remedy at law for such a breach. Therefore, Executive specifically agrees that the Company is entitled to seek injunctive or other equitable relief from a breach of this Section 8.
9.    Notices. Except as otherwise specifically provided herein, any notice, consent, demand or other communication to be given under or in connection with this Agreement shall be in writing and shall be deemed duly given when delivered personally, when transmitted by facsimile transmission, one (1) day after being deposited with Federal Express or other nationally recognized overnight delivery service or three (3) days after being mailed by first class mail, charges or postage prepaid, properly addressed, if to the Company, at its principal office, and, if to Executive, at his address set forth following his signature below. Either party may change such address from time to time by notice to the other.
10.    Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Missouri, exclusive of any choice of law rules.
11.    Amendments; Waivers. This Agreement may not be modified or amended or terminated except by an instrument in writing, signed by Executive and a duly-authorized officer of the Company (other than Executive). By an instrument in writing similarly executed, either party may waive compliance by the other party with any provision of this Agreement that such other party was or is obligated to comply with or perform; provided, however, that such waiver shall not operate as a waiver of, or estoppel with respect to, any other or subsequent failure. No failure to exercise and no delay in exercising any right, remedy, or power hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, or power hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, or power provided herein or by law or in equity. To be effective, any written waiver must specifically refer to the condition(s) or provision(s) of this Agreement being waived.
12.    Inconsistencies. In the event of any inconsistency between any provision of this Agreement and any provision of any Company written policy, the provisions of this Agreement shall control, unless Executive and the Company otherwise agree in a writing that expressly refers to the provision of this Agreement that is being waived.
13.    Assignment. Except as otherwise specifically provided herein, neither party shall assign or transfer this Agreement nor any rights hereunder without the consent of the other party, and any attempted or purported assignment without such consent shall be void; provided, however, that any assignment or transfer pursuant to a merger or consolidation, or the sale or liquidation of all or substantially all of the business and assets of the Company shall be valid, so long as the assignee or transferee (a) is the successor to all or substantially all of the business and assets of the Company; and (b) assumes the liabilities, obligations and duties of the Company, as contained in this Agreement, either contractually or as a matter of law. Executive’s consent shall not be required for any such transaction. This Agreement shall otherwise bind and inure to the benefit of the parties hereto and their respective successors, assigns, heirs, legatees, devisees, executors, administrators and legal representatives.
14.    Voluntary Execution; Representations. Executive acknowledges that (a) he has consulted with or has had the opportunity to consult with independent counsel of his own choosing concerning this Agreement and has been advised to do so by the Company; and (b) he has read and understands this Agreement, is competent and of sound mind to execute this Agreement, is fully aware of the legal effect of this Agreement, and has entered into it freely based on his own judgment and without duress. Executive represents and covenants that his employment hereunder and compliance with the terms and conditions hereof will not conflict with or result in the breach by him of any agreement to which he is a party or by which he may be bound and in connection with his employment with the Company he will not engage in any unauthorized use of any confidential or proprietary information he may have obtained in connection with his employment with any other employer. The Company represents and warrants that it is fully authorized, by any person or body whose authorization is required, to enter into this Agreement and to perform its obligations under it.
15.    Headings. The headings of the Sections and sub-sections contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

16.    Survivorship. Except as otherwise set forth in this Agreement, the respective rights and obligations of the parties shall survive any termination of Executive’s employment.
17.    Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but the invalidity or unenforceability of any provision or portion of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision or portion of any provision, in any other jurisdiction.
18.    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all such counterparts shall together constitute one and the same instrument. Signatures delivered by facsimile or PDF (email) shall be effective for all purposes.
19.    Entire Agreement. This Agreement and the agreements described in the attached Exhibits contain the entire agreement of the parties and supersedes all prior or contemporaneous negotiations, correspondence, understandings and agreements between the parties, regarding the subject matter of this Agreement, including, for the avoidance of doubt, the CIC Agreement.
[Signature Page to Follow]

IN WITNESS WHEREOF, this Agreement has been duly executed by or on behalf of the parties hereto as of the date first above written.

ENTERPRISE BANK & TRUST:

By:
Name: Scott Goodman
Title: President

EXECUTIVE:

Name: Michael Walsh
Address:

Exhibit A
FORM OF GENERAL RELEASE OF ALL CLAIMS
THIS GENERAL RELEASE OF ALL CLAIMS (this “General Release”), dated as of [_______], is made by and between [________] (the “Executive”) and Enterprise Bank & Trust (together with its successors and assigns, the “Company”).
WHEREAS, the Company and Executive are parties to that certain Employment Agreement, dated as of [ ] (the “Employment Agreement”);
WHEREAS, Executive’s employment with the Company has been terminated and Executive is entitled to receive severance and other benefits, as set forth in Section 5 of the Employment Agreement subject to the execution of this General Release;
WHEREAS, in consideration for Executive’s signing of this General Release, the Company will provide Executive with such severance and benefits pursuant to the Employment Agreement; and
WHEREAS, except as otherwise expressly set forth herein, the parties hereto intend that this General Release shall effect a full satisfaction and release of the obligations described herein owed to Executive by the Company.
NOW, THEREFORE, in consideration of the premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby covenant and agree as follows:
1.    Executive, for himself, Executive’s spouse, heirs, administrators, children, representatives, executors, successors, assigns, and all other individuals and entities claiming through Executive, if any (collectively, the “Executive Releasers”), does hereby release, waive, and forever discharge the Company and its affiliates and each of its and their respective agents, subsidiaries, parents, affiliates, related organizations, employees, officers, directors, attorneys, successors, and assigns in their capacities as such (collectively, the “Employer Releasees”) from, and does fully waive any obligations of Employer Releasees to Executive Releasers for, any and all liability, actions, charges, causes of action, demands, damages, or claims for relief, remuneration, sums of money, accounts or expenses (including attorneys’ fees and costs) of any kind whatsoever, whether known or unknown or contingent or absolute, which heretofore has been or which hereafter may be suffered or sustained, directly or indirectly, by Executive Releasers in consequence of, arising out of, or in any way relating to: (a) Executive’s employment with the Company; (b) the termination of Executive’s employment with the Company; (c) the Employment Agreement; or (d) any events occurring on or prior to the date of this General Release. The foregoing release and discharge, waiver and covenant not to sue includes, but is not limited to, all waivable claims and any obligations or causes of action arising from such claims, under common law including wrongful or retaliatory discharge, breach of contract (including but not limited to any claims under the Employment Agreement other than claims for unpaid severance benefits, bonus or Salary earned thereunder) and any action arising in tort including libel, slander, defamation or intentional infliction of emotional distress, and claims under any federal, state or local statute including the Age Discrimination in Employment Act (“ADEA”), Title VII of the Civil Rights Act of 1964, the Civil Rights Act of 1866 and 1871 (42 U.S.C. § 1981), the National Labor Relations Act, the Fair Labor Standards Act, the Employee Retirement Income Security Act, the Americans with Disabilities Act of 1990, the Rehabilitation Act of 1973, or the discrimination or employment laws of any state or municipality, and/or any claims under any express or implied contract which Executive Releasers may claim existed with Employer Releasees. This also includes a release of any claims for wrongful discharge and all claims for alleged physical or personal injury, emotional distress relating to or arising out of Executive’s employment with the Company or any of its subsidiaries or affiliates or the termination of that employment; and any claims under the WARN Act or any similar law, which requires, among other things, that advance notice be given of certain work force reductions. Notwithstanding anything contained in this Section 1 above to the contrary, nothing contained in herein shall constitute a release by any Executive Releaser of any of his, her or its rights or remedies available to him, her or it, at law or in equity, related to, on account of, in connection with or in any way pertaining to the enforcement of: (i) any rights to the receipt of employee benefits which vested on or prior to the date of this General Release; (ii) the right to receive severance and other benefits under the Employment Agreement; (iii) any equity rights; or (iv) this General Release or any of its terms or conditions.

2.    Excluded from this General Release and waiver are any claims which cannot be waived by applicable law, including but not limited to the right to participate in an investigation conducted by certain government agencies. Executive does, however, waive Executive’s right to any monetary recovery should any government agency (such as the Equal Employment Opportunity Commission) pursue any claims on Executive’s behalf. Executive represents and warrants that Executive has not filed any complaint, charge, or lawsuit against the Employer Releasees with any government agency or any court.
3.    Executive agrees never to seek personal recovery from any Employer Releasee in any forum for any claim covered by the above waiver and release language, except that Executive may bring a claim under the ADEA to challenge this General Release. If Executive violates this General Release by suing an Employer Releasee (excluding any claim by Executive under the ADEA or as otherwise set forth in Section 1 hereof), then Executive shall be liable to the Employer Releasee so sued for such Employer Releasee’s reasonable attorneys’ fees and other litigation costs incurred in defending against such a suit. Nothing in this General Release is intended to reflect any party’s belief that Executive’s waiver of claims under ADEA is invalid or unenforceable, it being the intent of the parties that such claims are waived.
4.    Executive agrees that neither this General Release, nor the furnishing of the consideration for this General Release, shall be deemed or construed at any time to be an admission by the Employer Releasees of any improper or unlawful conduct.
5.    Executive acknowledges and recites that he has:
(a)    executed this General Release knowingly and voluntarily;
(b)    had a reasonable opportunity to consider this General Release;
(c)    read and understands this General Release in its entirety;
(d)    been advised and directed orally and in writing (and this subparagraph (d) constitutes such written direction) to seek legal counsel and any other advice Executive wishes with respect to the terms of this General Release before executing it; and
(e)    relied solely on Executive’s own judgment, belief and knowledge, and such advice as Executive may have received from Executive’s legal counsel.
6.    Section 12 of the Employment Agreement, which shall survive the expiration of the Employment Agreement for this purpose, shall apply to any dispute with regard to this release.
7.    Executive acknowledges and agrees that (a) his execution of this General Release has not been forced by any employee or agent of the Company, and Executive has had an opportunity to negotiate the terms of this General Release; and (b) he has been offered twenty-one (21) calendar days after receipt of this General Release to consider its terms before executing it. Executive shall have seven (7) calendar days from the date he executes this General Release to revoke his or her waiver of any ADEA claims by providing written notice of the revocation to the Company, as provided in Section 10 of the Employment Agreement.
8.    Capitalized terms used but not defined in this General Release have the meanings ascribed to such terms in the Employment Agreement.
9.    This General Release may be executed by the parties in one or more counterparts, each of which shall be an original and all of which shall together constitute one and the same instrument. Each counterpart may be delivered by facsimile transmission or e-mail (as a .pdf, .tif or similar un-editable attachment), which transmission shall be deemed delivery of an originally executed counterpart hereof.

IN WITNESS WHEREOF, the parties hereto have executed this General Release as of the day and year first above written.

ENTERPRISE BANK & TRUST:

By:
Name:
Title:

EXECUTIVE:

Name:
Address: